SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             ELSINORE CORPORATION
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)


                                  290308303
                                (CUSIP Number)

                                JOHN C. WATERFALL
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 15, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 143 Pages

*     *     *     *     *
ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 2 ("Amendment") amends the statement on Schedule 13D ("Statement") filed on March 10, 1997 with the Securities and Exchange Commission (the "Commission"), as previously amended by Amendment No. 1 filed with the Commission on April 10, 1997, by persons named in Item 2 of the Statement and Amendment No. 1 relating to the common stock, par value $.001 per share ("Common Stock"), of Elsinore Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 202 Fremont Street, Las Vegas, Nevada 89101.

      Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.

*     *     *     *     *

      Items 6 and 7 are hereby amended and restated as follows:

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       None of the persons identified in Item 2 of the Statement and Amendment No. 1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except (a) to the extent described in Item 2 of the Statement and Amendment No. 1 and Item 5 of the Statement; (b) to the extent described in the next two paragraphs of this Item 6 and as set forth in Exhibits 1 and 2 to this Amendment; and (c) the Common Stock Registration Rights Agreement attached as Exhibit B to the Statement ("Registration Rights Agreement"), which was provided for under the Plan. The Registration Rights Agreement, under certain circumstances and conditions specified therein, entitles certain Reporting Persons to have their shares of Common Stock registered with the Commission under the Securities Act of 1933, as amended.

      On April 1, 1997, Waterfall, on behalf of Morgens Waterfall and the Reporting Persons named in Item 2 of the Statement and Amendment No. 1 who own Common Stock, issued a letter and accompanying attachments (collectively, the "Letter") stating, among other things, that subject to the terms and conditions set forth in the Letter, such Reporting Persons are willing to offer to Allen Paulson or to an entity he controls an option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Riviera Holdings Corporation, a Nevada corporation.

      On September 15, 1997, Morgens Waterfall and the Reporting Persons named in Item 2 of the Statement and Amendment No. 1 who own Common Stock entered into such option agreement (the "Option Agreement") as set forth in the Letter and granted to R&E Gaming Corp., a Delaware Corporation ("Gaming"), an irrevocable option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Riviera Holdings Corporation, a Nevada corporation.

      Concurrently with the execution and delivery of the Option Agreement, Gaming entered into an Agreement and Plan of Merger with Elsinore Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("Acquisition Sub"), and the Issuer, pursuant to which Acquisition Sub shall merge with and into the Issuer, upon the terms and conditions set forth therein.
                                Page 2 of 143 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Agreement and Plan of Merger by and among R&E Gaming Corp., Elsinore Acquisition Sub, Inc., and Elsinore Corporation, dated as of September 15, 1997, and schedules and exhibits attached thereto.

EXHIBIT 2 Option and Voting Agreement by and among R&E Gaming Corp., as Purchaser, and Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts, as Sellers dated as of September 15, 1997, and schedules and exhibits attached thereto.










































                                Page 3 of 143 Pages

SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


                                        s/Bruce Waterfall
Dated:  October 20, 1997            By: ___________________________________
                                        John C. "Bruce" Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons






































                                Page 4 of 143 Pages

=============================================================================








                            AGREEMENT AND PLAN OF MERGER

                                    by and among




                                 R&E GAMING CORP.,
                           ELSINORE ACQUISITION SUB, INC.

                                        and


                               ELSINORE CORPORATION





                           Dated as of September 15, 1997





==============================================================================












                                Page 5 of 143 Pages

                                 TABLE OF CONTENTS

                                                                         Page

ARTICLE I     THE MERGER................................................

    Section 1.1     The Elsinore Merger.................................
    Section 1.2     Effective Time; Closing.............................
    Section 1.3     Effects of the Elsinore Merger......................
    Section 1.4     Articles of Incorporation and Bylaws................
    Section 1.5     Directors...........................................
    Section 1.6     Officers............................................
    Section 1.7     Consideration for the Merger........................
    Section 1.8     Exchange of Shares..................................
    Section 1.9     Company Plans.......................................
    Section 1.10    Stockholders' Meeting...............................

ARTICLE II      REPRESENTATIONS AND WARRANTIES OF THE COMPANY...........

    Section 2.1     Organization and Qualification; Subsidiaries........
    Section 2.2     Capitalization of the Company and its Subsidiaries..
    Section 2.3     Power and Authority.................................
    Section 2.4     Approval of Options.................................
    Section 2.5     Compliance..........................................
    Section 2.6     Non-Contravention; Required Filings and Consents....
    Section 2.7     SEC Reports.........................................
    Section 2.8     Absence of Certain Changes..........................
    Section 2.9     Proxy Statement.....................................
    Section 2.10    No Brokers..........................................
    Section 2.11    Absence of Litigation...............................
    Section 2.12    Taxes...............................................
    Section 2.13    Employee Benefits...................................
    Section 2.14    Intellectual Property...............................
    Section 2.15    Material Contracts..................................
    Section 2.16    Insurance...........................................
    Section 2.17    Labor Matters.......................................
    Section 2.18    Real Property.......................................
    Section 2.19    Bankruptcy..........................................
    Section 2.20    Environmental Matters...............................
    Section 2.21    Representations Complete............................

ARTICLE III     REPRESENTATIONS AND WARRANTIES OF GAMING AND EAS........

    Section 3.1     Organization; Power and Authority...................
    Section 3.2     Non-Contravention; Required Filings and Consents....
    Section 3.3     Absence of Litigation...............................
    Section 3.4     Proxy Statement.....................................
    Section 3.5     No Prior Activities.................................
    Section 3.6     No Brokers..........................................

                                Page 6 of 143 Pages

    Section 3.7     Capitalization of Gaming............................
    Section 3.8     Representations Complete............................

ARTICLE IV     COVENANTS................................................

    Section 4.1     Conduct of Business of the Company..................
    Section 4.2     Proxy Statement.....................................
    Section 4.3     Access to Information...............................
    Section 4.4     Reasonable Best Efforts.............................
    Section 4.5     Public Announcements................................
    Section 4.6     Indemnification; Insurance..........................
    Section 4.7     Notification of Certain Matters.....................
    Section 4.8     No Solicitation.....................................
    Section 4.9     Compliance with Gaming Laws.........................

ARTICLE V     CONDITIONS TO CONSUMMATION OF THE MERGER..................
    Section 5.1     Conditions to each Party's Obligation to
                    Effect the Elsinore Merger..........................
    Section 5.2     Conditions to Obligations of Gaming and
                    EAS to Effect the Elsinore Merger...................
    Section 5.3     Conditions to Obligations of the Company
                    to Effect the Elsinore Merger.......................

ARTICLE VI     TERMINATION; AMENDMENT; WAIVER...........................

    Section 6.1     Termination.........................................
    Section 6.2     Effect of Termination; Termination Fee..............
    Section 6.3     Fees and Expenses...................................

ARTICLE VII     MISCELLANEOUS...........................................

    Section 7.1     Survival............................................
    Section 7.2     Entire Agreement; Assignment........................
    Section 7.3     Amendment...........................................
    Section 7.4     Extension or Waiver.................................
    Section 7.5     Notices.............................................
    Section 7.6     Governing Law.......................................
    Section 7.7     Parties in Interest.................................
    Section 7.8     Subsequent Actions..................................
    Section 7.9     Remedies............................................
    Section 7.10    Severability........................................
    Section 7.11    Descriptive Headings................................
    Section 7.12    Certain Definitions.................................
    Section 7.13    Counterparts........................................








                                Page 6 of 143 Pages

                         AGREEMENT AND PLAN OF MERGER


            THIS AGREEMENT AND PLAN OF MERGER, dated as of September 15, 1997 (the "Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Elsinore Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("EAS"), and Elsinore Corporation, a Nevada corporation (the "Company").

            WHEREAS, the respective Boards of Directors of Gaming, EAS and the Company have each approved the transactions contemplated by the terms and conditions set forth in this Agreement;

            WHEREAS, in furtherance thereof, upon the terms and subject to the conditions of this Agreement, (i) EAS would be merged with and into the Company (the "Elsinore Merger") and (ii) each share of common stock, par value $.001 per share, of the Company (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (as defined herein) (the "Shares") would, except as otherwise expressly provided herein, be converted into the right to receive the Merger Consideration (as defined herein);

            WHEREAS, Gaming and EAS are unwilling to enter into this Agreement unless Gaming, contemporaneously with the execution and delivery of this Agreement, enters into an Option and Voting Agreement (the "Elsinore Option Agreement") with Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts (the "Option Seller"), providing for, among other things, (i) the grant by the Option Seller to Gaming of an option and, under certain circumstances set forth in the Elsinore Option Agreement, the obligation of Gaming to purchase all of the Shares owned by the Option Seller and (ii) the agreement by the Option Seller to cause the Shares owned by it to be present for quorum purposes at any meeting of the stockholders of the Company (the "Company Stockholders") called to vote upon the Elsinore Merger, and to vote for the transactions contemplated by this Agreement and against any Alternative Transaction (as defined in Section 4.8(b) hereof) and any other action which may be adverse to the transactions contemplated in this Agreement; and the Board of Directors of the Company (the "Board") has approved the execution and delivery of the Elsinore Option Agreement which is being executed contemporaneously with the execution hereof;

            WHEREAS, on or prior to the date hereof Gaming has entered into an Agreement and Plan of Merger (the "Riviera Merger Agreement"), by and among Gaming, Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("RAS"), and Riviera Holdings Corporation, a Nevada corporation ("Riviera"), which provides for, among other things, the merger of RAS with and into Riviera (the "Riviera Merger"); and

            WHEREAS, the Board has determined that the Elsinore Merger and the consideration to be received by the holders of the Shares are fair to, and in the best interests of, the Company and the Company Stockholders.

                                Page 8 of 143 Pages

            NOW, THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE I

                                   THE MERGER

            Section 1.1 The Elsinore Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, and in accordance with the applicable provisions of Nevada law, EAS shall be merged with and into the Company, whereupon the separate existence of EAS shall cease and the Company shall continue as the surviving corporation of the Elsinore Merger (the "Surviving Corporation"), and shall be a wholly owned subsidiary of Gaming.

            Section 1.2 Effective Time; Closing. Unless this Agreement shall have been terminated pursuant to Section 6.1 hereof, as soon as practicable after the satisfaction or (if permissible) waiver of the conditions set forth in Article V of this Agreement, the Company will file articles of merger with the Secretary of State of the State of Nevada in accordance with the provisions of Section 92A.005 et seq. of the Nevada Revised Statutes (the "Nevada Merger Law") and make all other filings or recordings required by law in connection with the Elsinore Merger. The Elsinore Merger shall become effective at such time (the "Effective Time") as the articles of merger are filed with the Secretary of State of the State of Nevada in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes, or such later date as set forth in such filing, but in no event later than April 1, 1998, unless extended as provided in Section 6.1(c) hereof. Prior to such filing, but no later than 30 days after the satisfaction or (if permissible) waiver of the conditions set forth in Article V of this Agreement, a closing (the "Closing") shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Los Angeles, California 90071, or such other place as the parties to this Agreement shall agree, for the purpose of confirming the satisfaction or waiver of the conditions set forth in this Agreement. The date on which the Closing occurs shall be referred to herein as the "Closing Date."

            Section 1.3 Effects of the Elsinore Merger. The Elsinore Merger shall have the effects set forth in the Nevada Merger Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of a public as well as of a private nature, and the title to any real estate vested by deed or otherwise in the Company and EAS shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and EAS shall become the debts, liabilities and duties of the Surviving Corporation.

                                Page 9 of 143 Pages

            Section 1.4 Articles of Incorporation and Bylaws. (a) The Articles of Incorporation of EAS in effect immediately prior to the Effective Time, attached hereto as Exhibit A, shall be the Articles of Incorporation of the Surviving Corporation (the "Surviving Corporation Articles of Incorporation"), until amended in accordance with Nevada law, except that
Article I thereof shall be amended to read in its entirety as follows: "The name of the corporation shall be Elsinore Corporation."

            (b) The Bylaws of EAS in effect at the Effective Time shall, attached hereto as Exhibit B, shall be the Bylaws of the Surviving Corporation (the "Surviving Corporation Bylaws"), until amended in accordance with Nevada law and the Surviving Corporation Articles of Incorporation.

            Section 1.5 Directors. The directors of the Company at the Effective Time, and, subject to the requirements of Gaming Laws (as defined herein), any additional individuals designated by Gaming at or prior to the Effective Time, shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Surviving Corporation Articles of Incorporation and the Surviving Corporation Bylaws and until his or her successor is duly elected and qualified.

            Section 1.6 Officers. The officers of the Company at the Effective Time, and, subject to the requirements of Gaming Laws, any additional individuals designated by Gaming at or prior to the Effective Time, shall be the initial officers of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Surviving Corporation Articles of Incorporation and the Surviving Corporation Bylaws and until his or her successor is duly appointed and qualified.

            Section 1.7 Consideration for the Merger. At the Effective Time, by virtue of the Elsinore Merger and without any action on the part of Gaming, EAS, the Company or the holder of any of the following securities:

            (a) Each Share (other than (i) Shares to be cancelled pursuant to Section 1.7(c) hereof, (ii) the Dissenting Shares (as defined below) and
(iii) as specified in Section 1.9 hereof) shall be converted into and represent the right to receive the Merger Consideration (as defined herein). From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any of the Shares (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable to the holder thereof, without interest, upon surrender of such Certificate in the manner provided in Section
1.8 hereof. As used herein, "Merger Consideration" means the amount of $3.16 in cash per Share, plus an amount of additional consideration (the "Additional Consideration") equal to the daily portion of the accrual on $3.16 at 9.43% compounded annually, accruing from June 1, 1997 to the date immediately preceding the Effective Time; provided, that the Merger Consideration paid to

                                Page 10 of 143 Pages
the Option Seller shall be reduced by the amount of Additional Consideration paid to the Option Seller pursuant to Section 1.2(b) of the Elsinore Option Agreement. It being understood that, assuming consummation of the Elsinore Merger, the proviso in the preceding sentence shall have the effect of causing the consideration per Share to be received hereunder and under the Elsinore Option Agreement by the Option Seller from Gaming on account of the Shares owned by the Option Seller to be equal to the consideration per Share received by the Company Stockholders (other than the Option Seller) hereunder on account of the Shares owned by Company Stockholders (other than the Option Seller). Each of Gaming and EAS represents and warrants that the Merger Consideration to be received hereunder by the Option Seller for each Share owned by the Option Seller and any other consideration paid by Gaming or EAS to the Option Seller for such Shares (but excluding consideration paid under the Elsinore Option Agreement) shall be equal to the Merger Consideration received by the other holders of Shares.

            (b) Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Common Stock held by a person (a "Dissenting Stockholder") who objects to the Merger and complies with all the provisions of Nevada law concerning the right of holders of Common Stock to dissent from the Merger and obtain payment of the fair value of such Dissenting Stockholder's shares of Common Stock ("Dissenting Shares") shall not be converted as described in Section 1.7(a) hereof but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the laws of the State of Nevada. If, after the Effective Time, such Dissenting Stockholder withdraws his demand for payment or fails to perfect or otherwise loses his dissenters' rights, in any case pursuant to the Nevada Merger Law, his shares of Common Stock shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, without interest. The Company shall give Gaming and EAS
(i) prompt notice of any demands for payment pursuant to dissenters' rights with respect to shares of Common Stock received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Gaming and EAS, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

            (c) Each Share owned by Gaming, EAS or their stockholders or affiliates (the "Paulson Shares"), or which is held in the treasury of the Company or any of its subsidiaries, shall be cancelled and retired and shall cease to exist, and no payment of any consideration shall be made with respect thereto.

            (d) Each share of capital stock of EAS issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

            Section 1.8 Exchange of Shares. (a) At or prior to the Effective Time, Gaming shall designate a bank or trust company reasonably acceptable to the Company to serve as exchange agent (the "Exchange Agent") for the Shares. As soon as reasonably practicable after the Effective Time,

                                Page 11 of 143 Pages

Gaming shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Certificates, cash or immediately available funds in United States dollars in an amount that equals the aggregate Merger Consideration. Such funds (the "Payment Fund") shall be invested by the Exchange Agent as directed by Gaming in obligations of or obligations guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or bankers acceptances of commercial banks with capital exceeding $500 million; provided, however, that in the event that the Payment Fund shall realize a loss on such investment, Gaming shall promptly thereafter deposit in the Payment Fund cash in an amount sufficient to enable the Payment Fund to satisfy all remaining obligations originally contemplated to be paid out of the Payment Fund.

            (b) Promptly after the Effective Time, the Surviving Corporation shall instruct the Exchange Agent to mail to each record holder of outstanding Certificates as of the Effective Time, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash that such holder has the right to receive under this
Article I, and such Certificate shall forthwith be cancelled. If payment (or any portion thereof) is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 1.8, each Certificate (other than Certificates representing (i) Shares to be cancelled pursuant to Section 1.7(c) hereof, (ii) the Dissenting Shares and (iii) Shares specified in Section 1.9 hereof) shall represent, for all purposes, the right to receive the Merger Consideration multiplied by the number of Shares previously evidenced by such Certificate, without any interest thereon.

            (c) All cash paid upon the surrender of the Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I, except as otherwise provided by Nevada law.


                                Page 12 of 143 Pages

            (d) At any time following the date six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that have been made available to the Exchange Agent and that have not been disbursed to holders of Certificates and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            Section 1.9   Company Plans.

            (a) At the Effective Time, each Share held in trust for the benefit of participants in the Four Queens' Employees' Retirement/Savings Plan and Trust, as in effect on the date hereof (the "Company Plan"), shall be cancelled, and the Surviving Corporation shall pay into the trust with respect to each such cancelled Share an amount in cash equal to the product of
(i) the number of such Shares held in trust, and (ii) the Merger Consideration per Share.

            (b) At the Effective Time, the warrants issued by the Company to Riviera shall be cancelled and Riviera shall receive an amount equal to $2,441,250.

            Section 1.10 Stockholders' Meeting. The Company, acting through the Board, shall, in accordance with applicable law, the Company Articles of Incorporation and the Restated and Amended Bylaws of the Company (the "Company Bylaws"), as soon as practicable following the date hereof:

            (a) duly call, give notice of, convene and hold an annual or special meeting of the Company Stockholders (the "Stockholders' Meeting") for the purpose of approving and adopting this Agreement and the transactions contemplated hereby;

            (b) subject to the fiduciary duties of the Board under applicable law, recommend that the Company Stockholders vote in favor of approving and adopting this Agreement and the transactions contemplated hereby; and

            (c) subject to the fiduciary duties of the Board under applicable law, use its reasonable best efforts to obtain the necessary approvals by the Company Stockholders of this Agreement and the transactions contemplated hereby.

                                Page 13 of 143 Pages

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

            The Company represents and warrants to Gaming as follows:

            Section 2.1 Organization and Qualification; Subsidiaries. (a) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined herein). When used in this Agreement, the term "Company Material Adverse Effect" means any change or effect (i) that would be materially adverse to the business, results of operations, conditions (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, or (ii) that would impair the ability of the Company to consummate the transactions contemplated hereby.

            (b) Each of the Company and its subsidiaries is duly qualified or licensed (excluding gaming and liquor licenses, which are covered by Section 2.5 hereof) and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, and to perform all of its obligations under any contract under which the Company or any of its subsidiaries (a) has or may acquire any rights, (b) has or may become subject to any obligation or liability or (c) is or may, or any of the assets used or owned by it are or may, become bound, except where the failure to be so duly qualified or licensed and in good standing or to effect such performance would not, individually or in the aggregate, have a Company Material Adverse Effect.

            (c) The Company has heretofore furnished or made available to Gaming complete and correct copies of the Company Articles of Incorporation and the Company Bylaws and the equivalent organizational documents of each of its subsidiaries, each as amended to the date hereof. The Company Articles of Incorporation, the Company Bylaws and equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws, and no subsidiary of the Company is in violation of any of the provisions of such subsidiary's equivalent organizational documents. The organizational documents of the subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control such subsidiaries.

            (d) The Company has heretofore furnished or made available to Gaming a complete and correct list of the subsidiaries of the Company, which list sets forth the amount of capital stock of or other equity interests in such subsidiaries owned by the Company, directly or indirectly.

                                Page 14 of 143 Pages

            Section 2.2 Capitalization of the Company and its Subsidiaries. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock of which, as of July 31, 1997, 4,929,313 Shares were issued and outstanding. All outstanding shares of capital stock of the Company have been validly issued, and are fully paid, nonassessable and free of preemptive rights. Except as set forth on Schedule 2.2 hereof, as of July 31, 1997, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) no options, subscriptions, warrants, convertible securities, calls or other rights to acquire from the Company, and no obligation of the Company to issue, deliver or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (iv) no equity equivalents, performance shares, interests in the ownership or earnings of the Company or other similar rights issued by the Company (collectively, "Company Securities"). Except as set forth on Schedule 2.2 hereto, there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth on Schedule 2.2 hereto, each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is directly or indirectly owned by the Company, free and clear of all security interests, liens, claims, pledges, charges, voting agreements or other encumbrances of any nature whatsoever (collectively, "Liens"). Except as set forth on Schedule 2.2 hereto, there are no existing options, calls or commitments of any character relating to the issued or unissued capital stock or other equity securities of any subsidiary of the Company.

            Section 2.3 Power and Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of this Agreement by the Company Stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to approval of this Agreement by the Company Stockholders. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Gaming and EAS, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to the enforcement of creditors' rights generally (collectively, the "Bankruptcy Exceptions") and subject to general principles of equity.

                                Page 15 of 143 Pages

            Section 2.4 Approval of Options. The Company has taken all action necessary to authorize and approve the grant of options to acquire Shares pursuant to the Elsinore Option Agreement and the sale of such Shares upon the exercise of such options.

            Section 2.5 Compliance. (a) Except as set forth in Schedule 2.5(a), since February 28, 1997, the Company, its subsidiaries and affiliates and their respective officers or directors or, to the best knowledge of the Company, their respective agents or employees (if any), have been and are in compliance with all applicable laws and regulations of foreign, Federal, state and local governmental authorities applicable to the businesses conducted by any of the Company and its subsidiaries (including without limitation any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, decree, injunction or other authorization governing or relating to the current or contemplated casino, liquor related activities and gaming activities and operations, including, without limitation, the Nevada Gaming Control Act, as amended (the "Nevada Act"), and the Indian Gaming Regulatory Act (the "Indian Gaming Act") and the rules and regulations promulgated thereunder, or applicable to the properties owned or leased and used by the Company or its subsidiaries (collectively, "Gaming Laws")), and neither the Company, nor, to the best knowledge of the Company, any of its subsidiaries or affiliates, is aware of any claim of violation, or of any actual violation, of any such laws and regulations, by the Company or any of its subsidiaries, except where such failure or violation (whether actual or claimed) would not have a Company Material Adverse Effect. None of the Company or its subsidiaries, any employee, officer, director or stockholder or, to the best knowledge of the Company or affiliate, thereof, has received any written claim, demand, notice, complaint, court order or administrative order from any governmental authority since February 28, 1997, asserting that a license of it or them, as applicable, under any Gaming Laws should be revoked or suspended.

            (b) Except as set forth in Schedule 2.5(b), since February 28, 1997, each of the Company and its subsidiaries has and currently possesses, and is current on all fees with regard to, all franchises, certificates, licenses, permits and other authorizations from any governmental authorities and all patents, trademarks, service marks, trade names, copyrights, licenses and other rights that are necessary to each of the Company and its subsidiaries for the present ownership, maintenance and operation of its business, properties and assets (including, without limitation, all gaming and liquor licenses), except where the failure to possess such franchises, certificates, licenses, permits, and other authorizations, patents, trademarks, service marks, trade names, copyrights, licenses and other rights (other than those required to be obtained by the Nevada Gaming Commission (the "Gaming Commission"), the Nevada State Gaming Control Board (the "Control Board"), the Clark County Liquor and Gaming Licensing Board (the "CCB"), the City of Las Vegas ("Las Vegas") and the National Indian Gaming Commission (the "Indian Gaming Commission") (the Gaming Commission, the Control Board, the CCB, Las Vegas and the Indian Gaming Commission are collectively referred to as the "Gaming Authorities"), including approvals under the Gaming Laws) would

                                Page 16 of 143 Pages
not have a Company Material Adverse Effect; and none of the Company and its subsidiaries is in violation of any thereof, except where such violation would not have a Company Material Adverse Effect.

            (c) Since February 28, 1997, neither the Company nor any of its subsidiaries is in violation of, or has violated (with or without notice or lapse of time), any applicable provisions of (i) any laws, rules, statutes, orders, ordinances or regulations, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligations to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, which, individually or in the aggregate, would have a Company Material Adverse Effect.

            (d) Except as set forth in Schedule 2.5(d), since February 28, 1997: (i) the Company and each of its subsidiaries is, and has been, in full compliance with all of the terms and requirements of each award, decision, injunction, judgment, order, ruling, subpoena, or verdict (each, an "Order") entered, issued, made, or rendered by any court, administrative agency, or other governmental entity, officer or authority or by any arbitrator to which it, or any of the assets owned or used by it, is or has been subject, and (ii) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Company or its subsidiaries, or any of the assets owned or used by the Company or its subsidiaries, is subject except where such non-compliance, violation or failure to comply would not have a Company Material Adverse Effect.

            (e) Neither the Company nor any of its subsidiaries has received, at any time since February 28, 1997, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Company or its subsidiaries, or any of the assets owned or used by the Company or its subsidiaries, is or has been subject and which would have a Company Material Adverse Effect.

            (f) No investigation or review by any government entity, officer or authority with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any government entity, officer or authority indicated an intention to conduct the same, other than, in each case, those which would not have a Company Material Adverse Effect.

            Section 2.6   Non-Contravention; Required Filings and Consents.
(a) Except as set forth in Schedule 2.6 hereto and as contemplated by Section 2.6(b), the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Elsinore Option Agreement and the Elsinore Merger) do not and will not (i) contravene or conflict with the Company Articles of Incorporation or the Company Bylaws or the equivalent organizational documents of any of its subsidiaries or any resolution adopted


                                Page 17 of 143 Pages
by the Board or the Company Stockholders or the board of directors or stockholders of any of the Company's subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company, any of its subsidiaries or any of their respective properties, (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any governmental entity, official or authority right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization that is held by the Company or any of its subsidiaries, or that otherwise relates to the business of, or any of the assets owned by, the Company or any of its subsidiaries, (iv) conflict with, or result in the breach or termination of any provision of or constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation, or loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of any agreement, contract, license or other instrument binding upon the Company, any of its subsidiaries or any of their respective properties, or allow the acceleration of the performance of, any obligation of the Company or any of its subsidiaries under any indenture, mortgage, deed of trust, lease, license, contract, instrument or other agreement to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective assets or properties is subject or bound, or (v) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries, except in the case of clauses (i), (ii), (iii) and
(iv) for any such contraventions, conflicts, violations, breaches, terminations, defaults, cancellations, losses, accelerations and Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect or be reasonably expected to prevent the consummation by the Company of the transactions contemplated by this Agreement.

            (b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Elsinore Option Agreement, the Escrow Agreement and the Elsinore Merger) by the Company require no action by or in respect of, or filing with, any governmental entity, official or authority (either domestic or foreign) other than (i) the filing of articles of merger in accordance with the Nevada Merger Law, (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and state securities, takeover and Blue Sky laws, (iv) obtaining all necessary gaming approvals, including those required by the Gaming Authorities, including approvals under the Gaming Laws, and (v) such additional actions or filings which, if not taken or made, would not, individually or in the aggregate, have a Company Material Adverse Effect or be reasonably expected to prevent the consummation by the Company of the transactions contemplated by this Agreement.

            Section 2.7 SEC Reports. (a) The Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the "SEC") since February 28, 1997. The Company has made available to Gaming, in the form filed with the SEC, the Company's (i) Quarterly Reports on Form 10-Q filed by the Company with the SEC since

                                Page 18 of 143 Pages

February 28, 1997 and (ii) all Current Reports on Form 8-K and registration statements filed by the Company with the SEC since February 28, 1997 (collectively and as amended as required, the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the Exchange Act, each as in effect on the dates such SEC Reports were filed. As of their respective dates, none of the SEC Reports, including, without limitation, any financial statements or schedules included therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary of the Company is required, as of the date hereof, to file any form, report, or other document with the SEC under Section 12 of the Exchange Act. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the SEC Reports fairly present in all material respects, in conformity with GAAP (as defined in Section 7.12 of this Agreement) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The Company has heretofore made available or promptly will make available to Gaming a complete and correct copy of any amendments or modifications, which are required to be filed with the SEC but have not yet been filed with the SEC, to the SEC Reports.

            (b) Except as set forth in Schedule 2.7(b) hereto, the Company and its subsidiaries have no liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities set forth in the audited balance sheet of the Company dated March 31, 1997 or on the notes thereto, contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 1997 and (iii) liabilities which would not, individually or in the aggregate, have a Company Material Adverse Effect.

            Section 2.8   Absence of Certain Changes.  Except as set forth in
Schedule 2.8 hereto, since February 28, 1997, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course, and there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, (ii) any incurrence, assumption or guarantees by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business, (iii) any making of any loan, advance or capital contributions to, or investments in, any other person, (iv) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (v) (x) any granting by the Company or any of its subsidiaries to any officer of the Company or any of


                                Page 19 of 143 Pages
its subsidiaries of any increase in compensation, except in the ordinary course of business (including in connection with promotions) consistent with past practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the SEC Reports filed and publicly available prior to the date of this Agreement, (y) any granting by the Company or any of its subsidiaries to any such officer of any increase in severance or termination pay, except as part of a standard employment package to any person promoted or hired, or as was required under employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the SEC Reports filed or (z) except termination arrangements in the ordinary course of business consistent with past practice with employees other than any executive officer of the Company, any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such officer, (vi) any damage, destruction or loss (other than a decline of revenue or net income), whether or not covered by insurance, that would be expected to have a Company Material Adverse Effect, (vii) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to any of their assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its subsidiaries or any contract or other right, in either case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business and those contemplated by this Agreement, (viii) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles or (ix) any other change (other than a decline of revenue or net income) which would have a Company Material Adverse Effect.

            Section 2.9 Proxy Statement. The proxy or information statement or similar materials distributed to the Company's Stockholders in connection with the Elsinore Merger, including any amendments or supplements thereto (the "Proxy Statement"), shall not, at the time filed with the SEC, at the time mailed to the Company Stockholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by Gaming specifically for use in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

            Section 2.10 No Brokers. The Company has not employed any broker, finder or financial advisor or incurred any liability for any brokerage fees, commissions, finders' or financial advisory fees in connection with the transactions contemplated hereby.

            Section 2.11   Absence of Litigation.  Except as disclosed in
Schedule 2.11 hereto, since February 28, 1997, there has not been any action, suit, claim, investigation or proceeding pending against, or to the knowledge of the Company, threatened against, the Company or any of its subsidiaries or

                                Page 20 of 143 Pages
any of their respective properties or the Board before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which, individually or in the aggregate, would have a Company Material Adverse Effect. Except as disclosed in Schedule 2.11 hereto, since February 28, 1997, there has not been any action, suit, claim, investigation or proceeding pending against, or to the knowledge of the Company, threatened against, the Company or any of its subsidiaries or any of their respective properties or the Board before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which (i) challenges or seeks to prevent, enjoin, alter or delay the Elsinore Merger or any of the other transactions contemplated hereby or (ii) alleges any criminal action or inaction. Except as disclosed in Schedule 2.11 hereto, since February 28, 1997, neither the Company nor any of its subsidiaries nor any of their respective properties has been subject to any order, writ, judgment, injunction, decree, determination or award having, or which would have a Company Material Adverse Effect or which would prevent or delay the consummation of the transactions contemplated hereby.

            Section 2.12 Taxes. Except as set forth in Schedule 2.12 hereto, (a) the Company and its subsidiaries have filed, been included in or sent, all material returns, material declarations and reports and information returns and statements required to be filed or sent by or relating to any of them relating to any Taxes (as defined herein) with respect to any material income, properties or operations of the Company or any of its subsidiaries (collectively, "Returns"); (b) as of the time of filing, the Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and its subsidiaries and any other material information required to be shown therein; (c) the Company and its subsidiaries have timely paid or made provision for all material Taxes that have been shown as due and payable on the Returns that have been filed; (d) the Company and its subsidiaries have made or will make provision for all material Taxes payable for any periods that end before the Effective Time for which no Returns have yet been filed and for any periods that begin before the Effective Time and end after the Effective Time to the extent such Taxes are attributable to the portion of any such period ending at the Effective Time; (e) the charges, accruals and reserves for Taxes reflected on the books of the Company and its subsidiaries are adequate under generally accepted accounting principles to cover the Tax liabilities accruing or payable by the Company and its subsidiaries; (f) neither the Company nor any of its subsidiaries is delinquent in the payment of any material Taxes or has requested any extension of time within which to file or send any material Return (other than extensions granted to the Company for the filing of its Returns as set forth in Schedule 2.12), which Return has not since been filed or sent; (g) no material deficiency for any Taxes has been proposed, asserted or assessed in writing against the Company or any of its subsidiaries other than those Taxes being contested in good faith by appropriate proceedings and set forth in Schedule 2.12 (which shall set forth the nature of the proceeding, the type of return, the deficiencies proposed, asserted or assessed and the amount thereof, and the taxable year in question); (h) neither the Company nor any of its subsidiaries has granted any extension of the limitation period applicable to any material Tax claims other than those Taxes being contested in good faith by appropriate proceedings; and (i) neither the Company nor any of its subsidiaries is subject to liability for Taxes of any person (other than the Company or its subsidiaries).

                                Page 21 of 143 Pages

            For purposes of this Agreement, "Tax" or "Taxes" means all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority (as defined herein). "Tax Authority" means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes.

            Section 2.13 Employee Benefits. (a) Schedule 2.13(a) hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, dental, life, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension, savings or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the benefit of any employee or terminated employee of the Company or any ERISA Affiliate (the "Plans").
Schedule 2.13(a) hereto identifies each of the Plans that is an "employee benefit plan," as that term is defined in section 3(3) of ERISA (the "ERISA Plans"). Neither the Company nor any ERISA Affiliate has ever maintained, administered, contributed to or had any contingent liability with respect to any employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code (as defined herein), other than the multiemployer plans (as defined in Section 3(37)(A) of ERISA) which are identified on Schedule 2.13(a) hereto.

            (b) With respect to each Plan, the Company has heretofore delivered or made available to Gaming true and complete copies of each of the following documents (to the extent applicable):

                 (i)   a copy thereof;

                 (ii) a copy of the most recent annual report and actuarial report, if required under ERISA, and the most recent report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions;

                 (iii) a copy of the most recent actuarial report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 106, Employer's Accounting for Non-Pension Postretirement Benefits;

                 (iv)   a copy of the most recent Summary Plan Description;

                 (v) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and

                 (vi) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

                                Page 22 of 143 Pages

            (c) Neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA, including any "withdrawal liability" (within the meaning of Section 4201 of ERISA) with respect to any benefit plan, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring a material liability under such Title.

            (d) Neither the Company nor any ERISA Affiliate, nor, to the knowledge of the Company, any ERISA Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any ERISA Affiliate, any ERISA Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any ERISA Plan or any such trust would be subject to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a Tax imposed pursuant to section 4975 or 4976 of the Code, except for such penalties and Taxes which would not, individually or in the aggregate, have a Company Material Adverse Effect.

            (e) All contributions required to be made with respect to any ERISA Plan (whether pursuant to the terms of any ERISA Plan or otherwise) on or prior to the Effective Time have been timely made.

            (f) To the knowledge of the Company, each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code except where such noncompliance would not be expected to have a Company Material Adverse Effect.

            (g) Each ERISA Plan intended to be "qualified" within the meaning of section 401(a) of the Code has been drafted with the intention to be so qualified and has received a favorable determination letter from the Internal Revenue Service on or before the date hereof.

            (h) To the Company's knowledge, except as reasonably estimated and as set forth in Schedule 2.13(h), no amounts payable under the Plans as a result of the consummation of the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by application of section 280G of the Code.

            (i) Except as set forth on Schedule 2.13(i) hereto, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any ERISA Affiliate beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law or (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in section 3(2) of ERISA).

             (j) Except as provided in Schedule 2.13(j) hereto, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, or
(ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

                                Page 23 of 143 Pages

            (k) There are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

            (l) The Company has reserved the right to amend or terminate any Plan which is a welfare benefit plan, as that term is defined in section 3(l) of ERISA.

            Section 2.14 Intellectual Property. Except as disclosed in the SEC Reports filed prior to the date of this Agreement or as set forth in
Schedule 2.14 hereto, the Company and each of its subsidiaries owns, or is licensed or has the right to use (in each case, free and clear of any Liens), all Intellectual Property (as defined below) used in or necessary for the conduct of its business substantially as currently conducted, to the knowledge of the Company, the use of any Intellectual Property by the Company and its subsidiaries does not infringe on or otherwise violate the rights of any person; and, to the knowledge of the Company, no person is challenging, infringing on or otherwise violating any right of the Company or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company and its subsidiaries, except in each case for such infringements or failures to own or be licensed as would not, individually or in the aggregate, have a Company Material Adverse Effect. For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin, the goodwill associated with the foregoing and any registration in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

            Section 2.15   Material Contracts.  Except as set forth in
Schedule 2.15 hereto, there are no (i) agreements of the Company or any of its subsidiaries containing an unexpired covenant not to compete or similar restriction applying to the Company or any of its subsidiaries, (ii) interest rate, currency or commodity hedging, swap or similar derivative transactions to which the Company or any of its subsidiaries is a party nor (iii) other contracts or amendments thereto that would be required to be filed and have not been filed as an exhibit to a Form 10-K filed by the Company with the SEC as of the date of this Agreement (collectively, the "Material Contracts"). Assuming each Material Contract constitutes a valid and binding obligation of each other party thereto, each Material Contract is a valid and binding obligation of the Company or a subsidiary of the Company, as the case may be.

                                Page 24 of 143 Pages

To the Company's knowledge, each Material Contract is a valid and binding obligation of each other party thereto, and each such Material Contract is in full force and effect and is enforceable by the Company or its subsidiaries in accordance with its terms, except as enforcement may be limited by the Bankruptcy Exceptions and subject to the general principles of equity. There are no existing defaults (or circumstances or events that, with the giving of notice or lapse of time or both would become defaults) of the Company or any of its subsidiaries (or, to the knowledge of the Company, any other party thereto) under any of the Material Contracts except for defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

            Section 2.16 Insurance. The Company and its subsidiaries have obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is consistent with industry practice for companies
(i) engaged in similar businesses and (ii) of at least similar size, to that of the Company and its subsidiaries, and the Company and each of its subsidiaries have maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of the activities of the Company or its subsidiaries or any of any properties owned, occupied or controlled by the Company or its subsidiaries, in such amount as reasonably deemed necessary by the Company or its subsidiaries. Schedule 2.16 hereto sets forth a complete and correct list of all material insurance policies (including a brief summary of the nature and terms thereof and any amounts paid or payable to the Company or any of its subsidiaries thereunder) providing coverage in favor of the Company or any of its subsidiaries or any of their respective properties.
Each such policy is in full force and effect, no notice of termination, cancellation or reservation of rights has been received with respect to any such policy, there is no default with respect to any provision contained in any such policy, and there has not been any failure to give any notice or present any claim under any such policy in a timely fashion or in the manner or detail required by any such policy, except for any such failures to be in full force and effect, any such terminations, cancellations, reservations or defaults, or any such failures to give notice or present claims which, individually or in the aggregate, would have a Company Material Adverse Effect.

            Section 2.17   Labor Matters.  (a)  Except as set forth in
Schedule 2.17(a) hereto, neither the Company nor any of its subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its subsidiaries, no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries and the Company has no knowledge of any material activities or proceedings (i) involving any unorganized employees of the Company or its subsidiaries seeking to certify a collective bargaining unit or (ii) of any labor union to organize any of the employees of the Company or its subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its subsidiaries pending or, to the Company's knowledge, threatened which may interfere with the respective business activities of the Company or any of its subsidiaries, except where such dispute, strike or work stoppage would not have a Company Material Adverse Effect.

                                Page 25 of 143 Pages

            (b) Except as set forth in Schedule 2.17(b) hereto, the Company and each of its subsidiaries have paid in full, or fully accrued for in their financial statements, all wages, salaries, commissions, bonuses, severance payments, vacation payments, holiday pay, sick pay, pay in lieu of compensatory time and other compensation due or to become due to all current and former employees of the Company and each Subsidiary for all services performed by any of them on or prior to the date hereof. The Company and its subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations relating to the employment of labor, including without limitation, laws, rules and regulations relating to payment of wages, employment and employment practices, terms and conditions of employment, hours, immigration, discrimination, child labor, occupational health and safety, collective bargaining and the payment and withholding of Taxes and other sums required by governmental authorities.

            Section 2.18 Real Property. Schedule 2.18 hereto identifies all real property owned, leased or used by the Company or its subsidiaries in the conduct of its business. Except as set forth in Schedule 2.18, the Company and each of its subsidiaries have good and marketable title to all of their properties and assets, free and clear of all Liens, except for those disclosed in the financial statements and except Liens for taxes not yet due and payable and such Liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Company Material Adverse Effect; and all leases pursuant to which the Company or any of its subsidiaries lease from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such subsidiary has not taken adequate steps to prevent such a default from occurring) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event, would not have a Company Material Adverse Effect.

            Section 2.19 Bankruptcy. The plan of reorganization of the Company, which became effective on February 28, 1997, has been confirmed by the appropriate court, and the confirmation order issued by such court (the "Confirmation Order") has been entered. All motions for rehearing or reconsideration of the Confirmation Order have been denied or withdrawn. The time allowed for appeals of the Confirmation Order has expired without any appeal having been taken or, if the confirmation order has been appealed, no stay is in effect. The Company has not defaulted and has fully complied with the Confirmation Order.

            Section 2.20   Environmental Matters.  (a)  Except as set forth on
Schedule 2.20 (i) the Company and its subsidiaries are in compliance with all Environmental Laws (as defined herein), except where the failure to be in compliance would not have a Company Material Adverse Effect, and (ii) to the best knowledge of the Company, there are not, with respect to the Company or any of its subsidiaries, any past violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, contractual obligations or other legal requirements that may give rise to any liability, cost or expense under any Environmental Laws, which liabilities, costs or expenses, either individually or in the aggregate, would have a Company Material Adverse Effect.

                                Page 26 of 143 Pages

            (b) As used in this Section 2.20, the term "Environmental Laws" means the applicable common law and all applicable Federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of, or exposure to, chemicals, pollutants, contaminants, asbestos-containing materials or industrial, toxic or hazardous substances or wastes into the environment, as well as all applicable authorizations or codes, decrees, injunctions, judgments, licenses, orders, permits or regulations in effect thereunder.

            Section 2.21 Representations Complete. None of the representations or warranties made by the Company herein or in any Schedule or Exhibit hereto contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time any material fact required or necessary in order to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF GAMING AND EAS

            Each of Gaming and EAS represents and warrants to the Company as follows:

            Section 3.1 Organization; Power and Authority. Each of Gaming and EAS is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Gaming Material Adverse Effect (as defined herein). When used in this Agreement, the term "Gaming Material Adverse Effect" means any change or effect (i) that would be materially adverse to the business, results of operations, conditions (financial or otherwise) or prospects of Gaming and EAS and their subsidiaries, taken as a whole, or (ii) that would impair the ability of Gaming and EAS to consummate the transactions contemplated hereby. Each of Gaming and EAS has the requisite corporate power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Gaming and EAS and by the sole stockholder of each of Gaming and EAS, and no other corporate proceedings on the part of Gaming or EAS are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by each of Gaming and EAS and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a legal, valid and binding agreement of each of Gaming and EAS, enforceable against each of Gaming and EAS in accordance with its terms, except as such enforcement may be limited by the Bankruptcy Exceptions and subject to the general principles of equity.

                                Page 27 of 143 Pages

            Section 3.2   Non-Contravention; Required Filings and Consents.
(a) Except as set forth on Schedule 3.2(a) hereto, the execution, delivery and performance by each of Gaming and EAS of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Elsinore Option Agreement, the Escrow Agreement and the Elsinore Merger) do not and will not: (i) contravene or conflict with the Certificate of Incorporation or Bylaws of Gaming or the equivalent organizational documents of EAS, or any resolution adopted by the board of directors or stockholders of Gaming or EAS, (ii) assuming that all consents, authorizations and approvals contemplated by subsection (b) below have been obtained and all filings described therein have been made, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Gaming or to EAS or any of their respective properties, (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any governmental entity, official or authority right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization that is held by Gaming or EAS or that otherwise relates to the business of, or any of the assets owned by Gaming or EAS, (iv) conflict with, or result in the breach or termination of any provision of or constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation, or loss of any benefit to which either Gaming or EAS is entitled under any provision of any agreement, contract, license or other instrument binding upon either Gaming or EAS, or allow the acceleration of the performance of, any obligation of either Gaming or EAS under any other agreement to which Gaming or EAS is a party or by which Gaming or EAS is subject or bound, or (v) result in the creation or imposition of any Lien on any asset of Gaming or EAS, except in the case of clauses (ii), (iii) and (iv) for any such contraventions, conflicts, violations, breaches, terminations, defaults, cancellations, losses, accelerations and Liens which would not individually or in the aggregate have a Gaming Material Adverse Effect or be reasonably expected to prevent the consummation by Gaming or by EAS of the transactions contemplated by this Agreement.

            (b) The execution, delivery and performance by Gaming and by EAS of this Agreement and the consummation of the transactions contemplated hereby (including the Elsinore Option Agreement, the Escrow Agreement and the Elsinore Merger) by Gaming and by EAS require no action by or in respect of, or filing with, any governmental entity, official or authority (either domestic or foreign), other than: (i) the filing of Articles of Merger in accordance with the Nevada Merger Law; (ii) compliance with any applicable requirements of the HSR Act; (iii) compliance with any applicable requirements of the Exchange Act and state securities, takeover and Blue Sky laws; (iv) obtaining all necessary gaming approvals, including those required by the Gaming Authorities, including, without limitation, approvals under the Gaming Laws, if any; and (v) such additional actions or filings which, if not taken or made, would not individually or in the aggregate have a Gaming Material Adverse Effect or be reasonably expected to prevent the consummation by Gaming or by EAS of the transactions contemplated by this Agreement.

            Section 3.3 Absence of Litigation. Since February 28, 1997, there has not been any action, suit, claim, investigation or proceeding pending against, or to the knowledge of Gaming or EAS, threatened against, Gaming or EAS or any of their subsidiaries or any of their respective properties, or their respective boards of directors, before any court or arbitrator or any administrative, regulatory or governmental body, or any

                                Page 28 of 143 Pages
agency or official which, individually or in the aggregate, would have a Gaming Material Adverse Effect. Since February 28, 1997, neither Gaming nor EAS nor any of their subsidiaries nor any of their respective properties has been subject to any order, writ, judgment, injunction, decree, determination or award having, or which would have, a Gaming Material Adverse Effect or which would prevent or delay the consummation of the transactions contemplated hereby.

            Section 3.4 Proxy Statement. None of the information provided by Gaming specifically for use in the Proxy Statement shall, at the time filed with the SEC, at the time mailed to the Company Stockholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

            Section 3.5 No Prior Activities. Since the date of its incorporation, neither Gaming nor EAS has engaged in any activities other than in connection with or as contemplated by this Agreement, the Riviera Merger or in connection with arranging any financing required to consummate the transactions contemplated hereby.

            Section 3.6 No Brokers. Except for Jefferies & Co., Inc. (whose fee will be paid by Gaming), neither Gaming nor EAS has employed any broker or finder, nor has it incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement.

            Section 3.7 Capitalization of Gaming. On the Closing Date and at the Effective Time, Gaming will have cash or immediately available funds in an amount not less than the sum of (i) the aggregate amount of Merger Consideration to be paid hereunder, (ii) the aggregate amount to be paid at the Effective Time pursuant to Section 1.9 hereof and (iii) an amount equal to $3.16 multiplied by the number of Dissenting Shares.

            Section 3.8 Representations Complete. None of the representations or warranties made by either Gaming or EAS herein or in any Exhibit hereto contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time any material fact necessary in order to make the statements contained herein, in light of the circumstances under which they are made, not misleading.

                                  ARTICLE IV

                                  COVENANTS

            Section 4.1 Conduct of Business of the Company. Except as otherwise expressly provided in this Agreement, during the period from the date hereof to the Effective Time, the Company and its subsidiaries will each conduct their respective operations according to its ordinary course of business, and the Company and its subsidiaries will each use its reasonable best efforts to preserve intact its business organization, to keep available

                                Page 29 of 143 Pages
the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, and others having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, or as set forth in Schedule 4.1 hereto, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Gaming:

            (a) amend its Articles of Incorporation or Bylaws or other comparable organizational documents;

            (b) authorize for issuance, issue, pledge, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or otherwise encumber, any capital stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights), except as required by the Company Plan, warrants or other securities listed on Schedule 2.2, as such are in effect as of the date hereof, or amend any of the terms of any such securities or agreements outstanding as of the date hereof;

            (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock, or, redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries;

            (d) (i) except as set forth in Schedule 4.1(d)(i) hereto or in the ordinary course of business, create or incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any other person, (ii) make any loans, advances or capital contributions to, or investments in, any other person, (iii) pledge or otherwise encumber any shares of capital stock of the Company or any of its subsidiaries, or (iv) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Lien thereupon;

            (e) enter into any transaction, other than in the ordinary course of business, or make any investment, except for expenditures and transactions in an aggregate amount not to exceed by more than $350,000 the aggregate amount of expenditures and transactions set forth in the capital expenditures plan provided to Gaming by the Company on September 5, 1997.

            (f) enter into, adopt or (except as may be required by law or by the terms of any such arrangement) amend or terminate any bonus, profit-sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or benefits of any director, officer or employee, or grant any benefit or termination or severance pay to any director, officer or employee not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options) or by law;

                                Page 30 of 143 Pages

            (g) acquire, sell, lease or dispose of, or encumber any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries, taken as a whole, or enter into any contract, agreement, commitment or transaction outside the ordinary course of business;

            (h) change any of the accounting principles or practices used by the Company, except as may be required as a result of a change in law, SEC guidelines or GAAP;

            (i) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) authorize any new capital expenditure or expenditures, except for expenditures and transactions in an aggregate amount not to exceed by more than $350,000 the aggregate amount of expenditures and transactions set forth in the capital expenditures plan provided to Gaming by the Company on September 5, 1997, (iii) settle any litigation for amounts in excess of $100,000 individually or $500,000 in the aggregate; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing;

            (j) make any Tax election or settle or compromise any Tax liability, other than in the ordinary course of business;

            (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities set forth in Schedule 2.8 hereto or reflected or reserved against in the financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

            (l) terminate, modify, amend or waive compliance with any provision of any Material Contract or fail to take any action necessary to preserve the benefits of any such Material Contract to the Company or any of its subsidiaries;

            (m) fail to comply with any laws, ordinances or other governmental regulations applicable to the Company or any of its subsidiaries, including, but not limited to, the Gaming Laws and any regulations promulgated thereunder, that may have a Company Material Adverse Effect; or

            (n) take, or agree in writing or otherwise to take, any of the actions described in this Section 4.1.

            Section 4.2 Proxy Statement. (a) The Company shall, as promptly as practicable following the date hereof, prepare and file the Proxy Statement with the SEC under the Exchange Act. Gaming and EAS shall use their respective best efforts to cooperate with the Company in the preparation of the Proxy Statement. As soon as practicable following completion of review of the Proxy Statement by the SEC, the Company shall mail the Proxy Statement to its stockholders who are entitled to vote at the Stockholders' Meeting. Subject to the fiduciary obligations of the Board under applicable law, the Proxy Statement shall contain the recommendation of the Board that the Company Stockholders approve this Agreement and the transactions contemplated hereby.

                                Page 31 of 143 Pages

            (b) The Company shall use its reasonable best efforts to promptly obtain and furnish the information required to be included in the Proxy Statement and to respond promptly to any comments from, or requests made by the SEC with respect to the Proxy Statement. The Company shall promptly notify Gaming of the receipt of comments from, or any requests by, the SEC with respect to the Proxy Statement, and shall promptly supply Gaming with copies of all correspondence between the Company (or its representatives) and the SEC (or its staff) relating thereto. The Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become, or is, false or misleading; provided, however, that the Company shall first use its reasonable best efforts to consult with Gaming about the form and substance of each such correction.

            Section 4.3 Access to Information. (a) Subject to applicable law and the agreements set forth in Section 4.3(b), between the date hereof and the Effective Time, the Company will give Gaming and its counsel, financial advisors, auditors and other authorized representatives reasonable access (during regular business hours upon reasonable notice) to all employees, offices and other facilities and to all books and records of the Company and its subsidiaries, will permit Gaming and its counsel, financial advisors, auditors and other authorized representatives to make such inspections Gaming may reasonably require, and will cause the Company's officers and those of its subsidiaries to furnish Gaming or its representatives with such financial and operating data and other information with respect to the business and properties of the Company and any of its subsidiaries as Gaming may from time to time reasonably request. No investigation pursuant to this Section 4.3 shall affect any representations or warranties of the Company herein or the conditions to the obligations of Gaming or EAS hereunder.

            (b) The parties hereto each agree that the provisions of the Confidentiality Agreement, dated as of May 5, 1997 and attached hereto as Exhibit C (the "Confidentiality Agreement"), between the Company and Mr. Allen
E. Paulson shall apply to and be binding on Gaming and EAS, and that the terms of the Confidentiality Agreement are incorporated herein by reference.

            Section 4.4 Reasonable Best Efforts. Subject to the terms and conditions contained herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under all applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the parties hereto shall cooperate with one another (i) in the preparation and filing of any required filings under the HSR Act, the Gaming Laws and the other laws referred to in Sections 2.5 and 3.2 hereof,
(ii) in determining whether action by or in respect of, or filing with, any governmental body, agency, official or authority is required, proper or advisable, or any actions, consents, waivers or approvals are required to be obtained from parties to any contracts in connection with the transactions contemplated by this Agreement, (iii) in seeking to obtain any such actions,

                                Page 32 of 143 Pages
consents and waivers and in making any such filings, and (iv) in seeking to lift any order, decree or ruling restraining, enjoining or otherwise prohibiting the Elsinore Merger. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

            Section 4.5 Public Announcements. Each of the parties hereto agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its reasonable best efforts to consult with the other party about the form and substance of such disclosure.

            Section 4.6 Indemnification; Insurance. (a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") against all losses, liabilities, expenses (including attorneys' fees), claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part upon the fact that such Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by this Agreement) to the fullest extent permitted by Nevada law, for a period of not less than six years following the Effective Time; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

            (b) The provisions of the Surviving Corporation Articles of Incorporation with respect to indemnification and exculpation shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time are or were current or former directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law.

            (c) Prior to the Closing Date, the Company shall obtain a tail insurance policy (the "Company D & O Liability Insurance Tail") covering the directors and officers for acts or failures to act prior to the Effective Time, and having substantially the same coverage and deductibles as the Company's directors' and officers' liability insurance policy as in effect on July 1, 1997.

                                Page 33 of 143 Pages

            (d) From and after the Effective Time, no Indemnified Party shall be liable to Gaming, EAS or the Surviving Corporation (or anyone claiming rights through any of them, including Allen E. Paulson) for breach of any of the representations, warranties, covenants or agreements contained in this Agreement. It is the express understanding of the parties that the sole remedy of Gaming and EAS under this Agreement (or anyone claiming rights under this Agreement through Gaming or EAS) in the event of a breach or alleged breach by the Company of its representations, warranties, covenants or agreements), shall be to refuse to consummate the Elsinore Merger, subject, however, to Gaming's rights under Article VI hereof.

            (e) This Section 4.6 is intended to benefit the Indemnified Parties and their respective heirs, executors and personal representatives, and shall be binding on the successors and assigns of the Company and the Surviving Corporation.

            Section 4.7 Notification of Certain Matters. The Company shall give prompt notice to Gaming and EAS, and Gaming and EAS shall give prompt notice to the Company, upon becoming aware of: (i) the occurrence or non-occurrence, of any event the occurrence, or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of the Company or Gaming and EAS, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, that the delivery of any notice pursuant to this Section 4.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

            Section 4.8 No Solicitation. (a) The Company and its subsidiaries and affiliates will not, and the Company and its subsidiaries and affiliates will use their reasonable best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Alternative Transaction (as defined below) with respect to the Company or any of its subsidiaries or an inquiry with respect thereto, or, (ii) in the event of an unsolicited Alternative Transaction for the Company or any of its subsidiaries, engage in negotiations or discussions with, or provide any information or data to any person relating to any Alternative Transaction, subject to the Board's good faith determination, after consulting with outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would likely result in a breach of the Board's fiduciary duties under applicable law if such Alternative Transaction would provide the Company Stockholders with a purchase price per Share that is higher (the amount of such excess in the purchase price per Share is hereinafter referred to as the "Spread") than the Merger Consideration to be received by the Company Stockholders. The Company shall notify Gaming and EAS orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions thereof and

                                Page 34 of 143 Pages
the identity of the person making such), within twenty four hours of the receipt thereof. The Company shall, and shall cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore with respect to any Alternative Transaction relating to the Company or any of its subsidiaries. Notwithstanding anything to the contrary, nothing contained in this Section 4.8 shall prohibit the Company or the Board from communicating to the Company Stockholders a position as required by Rules 14d-9 and 14a-2 promulgated under the Exchange Act.

            (b) As used in this Agreement, "Alternative Transaction" shall mean any tender or exchange offer for the Common Stock or for the equivalent securities of any of the Company's subsidiaries, any proposal for a merger, consolidation or other business combination involving any such person, any proposal or offer to acquire in any manner a ten percent or more equity interest in, or ten percent or more of the business or assets of, such person, any proposal or offer with respect to any recapitalization or restructuring with respect to such person or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such person or any subsidiary of such person; provided, however, that, as used in this Agreement, the term "Alternative Transaction" shall not apply to any transaction of the type described in this subsection (b) involving Gaming, EAS or their affiliates.

            Section 4.9 Compliance with Gaming Laws. None of Gaming, EAS or their officers, directors or shareholder will attempt to influence, direct or cause the direction of the management or policies of the Company pending receipt of all required approvals of the Gaming Authorities, pursuant to the Gaming Laws, for the transactions contemplated by this Agreement and the Elsinore Option Agreement.


                                  ARTICLE V
                  CONDITIONS TO CONSUMMATION OF THE MERGER

            Section 5.1 Conditions to each Party's Obligation to Effect the Elsinore Merger. The respective obligation of each party to effect the Elsinore Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

            (a) Any waiting period applicable to the consummation of the Elsinore Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

            (b) At the Stockholders' Meeting, this Agreement shall have been approved and adopted by the affirmative vote of the holders of not less than a majority of the Shares, excluding the Paulson Shares.


                                Page 35 of 143 Pages

            (c) There shall not have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued applicable to the Elsinore Merger by any governmental entity which, directly or indirectly, (i) prohibits the consummation of the Elsinore Merger or the transactions contemplated by the Elsinore Option Agreement, (ii) prohibits or materially limits the ownership or operation by the Company, or any of its respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or seeks to compel the Company or Gaming or EAS to dispose of or hold separate any material portion of the business or assets of the Company or Gaming or EAS and its subsidiaries, taken as a whole, as a result of the Elsinore Merger or any of the other transactions contemplated by this Agreement, or (iii) prohibits Gaming or EAS from effectively controlling in any material respect the business or operations of the Company, taken as a whole; provided, that the parties hereto shall have used their reasonable best efforts to cause any such statute, rule, regulation, judgment, order or injunction to be repealed, vacated or lifted.

            (d)   The Riviera Merger shall have become effective.

            (e) Other than the filing of the articles of merger in accordance with the Nevada Merger Law, all licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained, and all filings, notices or declarations required to be made, prior to the Effective Time, by Gaming, EAS, Mr. Allen E. Paulson, the Company or any of its subsidiaries in order to consummate the Riviera Merger and the transactions contemplated by this Agreement, and in order to permit the Company and its subsidiaries to conduct their respective businesses in the jurisdictions regulated by the Gaming Authorities after the Effective Time in the same manner as conducted by the Company and its subsidiaries immediately prior to the Effective Time shall have been obtained or made.

            Section 5.2 Conditions to Obligations of Gaming and EAS to Effect the Elsinore Merger. The obligations of Gaming and EAS to effect the Elsinore Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

            (a) The Company shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters as of a particular date shall remain true and correct as of such particular date.



                                Page 36 of 143 Pages

            (b) Neither the consummation nor the performance of any of the transactions contemplated in this Agreement will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Gaming or EAS or any affiliate of Gaming or EAS to suffer any material adverse consequence under, (a) any applicable legal requirement or Order or (b) any legal requirement or Order that has been published, introduced, or otherwise proposed by or before any governmental entity.

            (c) The Option Seller shall have entered into the Elsinore Option Agreement concurrent with the execution of this Agreement, and the Elsinore Option Agreement shall be in full force and effect and the Option Seller shall have complied in all respects with the terms thereof;

            (d) Mr. Allen E. Paulson shall not have become deceased or Disabled (as defined herein). As used herein, "Disabled" means Mr. Allen E. Paulson's incapacity due to physical or mental illness, injury or disease, which incapacity renders him unable to perform the requisite duties of the chief executive officer of Gaming for a consecutive period of 90 days or more. Any question as to the existence, extent or potentiality of Mr. Allen E. Paulson's disability upon which Gaming and the Option Seller cannot agree shall be determined by a qualified, independent physician selected by the Company and approved by Gaming and the disputing Option Sellers (whose approval shall not be unreasonably withheld or delayed). The determination of such physician shall be final and conclusive for all purposes of this Agreement.

            (e) Gaming shall have received such documents as Gaming or EAS may reasonably request for the purpose of (i) evidencing the accuracy at any time on or prior to the Closing Date of any of the Company's representations and warranties, (ii) evidencing the performance by the Company of, or the compliance by the Company with, any covenant or obligation required to be performed or complied with by the Company, (iii) evidencing the satisfaction of any condition referred to in Sections 5.1 and 5.2 hereof or (iv) otherwise facilitating the consummation or performance of any of the transactions contemplated hereby.

            (f) The cost to the Company (net of any amounts paid by third parties) of the Company D&O Liability Insurance Tail obtained pursuant to
Section 4.6(c) hereof shall not exceed the aggregate of $150,000.

            Section 5.3 Conditions to Obligations of the Company to Effect the Elsinore Merger. The obligations of the Company to effect the Elsinore Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

            (a) Gaming and EAS shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Gaming and EAS contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters as of a particular date shall remain true and correct as of such particular date.

                                Page 37 of 143 Pages

            (b) At the Closing Date, Gaming shall have in cash or immediately available funds, an amount equal to the sum of (i) the aggregate amount of Merger Consideration to be paid hereunder, (ii) the aggregate amount to be paid at the Effective Time pursuant to Section 1.9 hereof and (iii) an amount equal to $3.16 multiplied by the number of Dissenting Shares.

            (c) The Company shall have received such documents as the Company may reasonably request for the purpose of (i) evidencing the accuracy of any of Gaming's and EAS' representations and warranties, (ii) evidencing the performance by Gaming and EAS of, or the compliance by Gaming and EAS with, any covenant or obligation required to be performed or complied with by Gaming and EAS, (iv) evidencing the satisfaction of any condition referred to in Sections 5.1 and 5.3 hereof or (v) otherwise facilitating the consummation or performance of any of the transactions contemplated hereby.

                                  ARTICLE VI

                      TERMINATION; AMENDMENT; WAIVER

            Section 6.1 Termination. This Agreement may be terminated and the Elsinore Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company Stockholders:

           (a) by mutual written consent of Gaming and EAS, on the one hand, and the Company, on the other hand;

           (b) by Gaming and EAS, on the one hand, or the Company, on the other hand, if any court or governmental authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Elsinore Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, that Gaming and the Company shall have used their reasonable best efforts to have such injunction lifted;

           (c) by Gaming and EAS, on the one hand, or the Company, on the other hand, at any time after April 1, 1998, (the "Termination Date") if the Elsinore Merger shall not have occurred by such date; provided, that if the Elsinore Merger has not occurred solely by virtue of the fact that the required approvals of one or more of the Gaming Authorities have not been obtained and the Gaming Authorities have not informed Mr. Allen E. Paulson, Gaming or the Company that a review of the applications for such approvals is scheduled by the appropriate Gaming Authorities for a later date, then the Termination Date shall be extended until such approvals have been granted or denied, except that under no circumstances shall such extension continue after June 1, 1998; and, provided, further, that the right to terminate this Agreement under this subparagraph (c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Elsinore Merger to have occurred by such date;

                                Page 38 of 143 Pages

           (d) by Gaming and EAS if (i) there shall have been a breach of any representation or warranty of the Company contained herein which would have a Company Material Adverse Effect or prevent the consummation of the Elsinore Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice from Gaming of such breach, (ii) there shall have been a breach of any covenant or agreement of the Company contained herein which would have a Company Material Adverse Effect or prevent the consummation of the Elsinore Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice of such breach, (iii) the Board shall have withdrawn or modified, in a manner materially adverse to Gaming, its approval or recommendation of this Agreement, the Elsinore Merger or the transactions contemplated hereby or shall have recommended, or the Company shall have entered into an agreement providing for, an Alternative Transaction, or the Board shall have resolved to do any of the foregoing, (iv) the Stockholders Meeting shall have been held and the vote described in Section 5.1(b) shall not have been obtained, (v) Mr. Allen E. Paulson shall have become deceased or Disabled or (vi) the Riviera Merger Agreement shall have been terminated; or

           (e) by the Company if (i) there shall have been a breach of any representation or warranty of Gaming contained herein which would have a Gaming Material Adverse Effect or prevent the consummation of the Elsinore Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice from the Company of such breach, (ii) there shall have been a breach of any covenant or agreement of Gaming contained herein which would have a Gaming Material Adverse Effect or prevent the consummation of the Elsinore Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice of such breach, (iii) the Board determines, in good faith after consulting with outside legal counsel to the Company, that it is required, in the exercise of its fiduciary duties under applicable law, to enter into a definitive agreement with respect to an Alternative Transaction or (iv) the Stockholders Meeting shall have been held and the vote described in Section 5.1(b) shall not have been obtained.

           (f) by the Company if the Closing has not occurred within 30 days after receipt of required approvals of the Gaming Authorities; provided, however, that all of the conditions to Gaming's obligation to effect the Elsinore Merger contained in Sections 5.1 and 5.2 hereof shall have been satisfied or waived by Gaming.

           Section 6.2 Effect of Termination; Termination Fee. (a) In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto, other than pursuant to the provisions set forth in Section 6.2(b), Section 6.2(c) and Section 6.3 hereof.

                                Page 39 of 143 Pages

           (b) In the event this Agreement is terminated pursuant to Sections 6.1(d)(iii), 6.1(d)(iv), 6.1(e)(iii) or 6.1(e)(iv) hereof, the Company shall pay to Gaming immediately upon the closing of an Alternative Transaction an aggregate amount equal to three percent of the consideration for the equity of the Company which is received by the Company or its stockholders in the Alternative Transaction valued at the higher of the value of the consideration on the date of (i) the execution of the definitive agreement with respect to an Alternative Transaction and (ii) the closing of the Alternative Transaction (the "Termination Fee").

           (c) In the event (A) this Agreement is terminated (except pursuant to a Non-Payment Termination Event (as defined herein)) or (B) the Elsinore Merger does not occur in accordance with the terms of this Agreement on or before April 2, 1998 (or if the Termination Date is extended as provided in Section 6.1(c) hereof, June 2, 1998) for any reason other than the occurrence of a Non-Payment Termination Event, then the Company shall be entitled to receive from Gaming and/or EAS, no later than five business days from the date of such termination, on behalf of the Company Stockholders other than the Option Seller (i) an amount equal to $178,776, plus interest in an amount equal to 9.43% per annum on $893,878.68 from June 1, 1997, through the date immediately preceding the execution date hereof, and (ii) an amount equal to $230.94 multiplied by the number of days in the period beginning on the execution date hereof and ending on the date immediately preceding the earlier to occur of (x) the termination of this Agreement (except pursuant to a Non-Payment Termination Event) or (y) the Termination Date, as extended pursuant to Section 6.1(c) hereof, if applicable; provided, that the Company shall be entitled to receive the payment described in this Section 6.2(c) if the Option Seller is entitled to retain the payments made to it pursuant to Section 1.2(b) of the Elsinore Option Agreement, and, further, provided, that the Company shall not be entitled to such compensation if this Agreement is not consummated as a result of a breach by the Company. For purposes of this Agreement, a "Non-Payment Termination Event" shall mean the termination of this Agreement pursuant to Sections 6.1(a), 6.1(b), 6.1(c) (because of the failure to satisfy Sections 5.1(a), 5.1(c), 5.1(d), 5.2(c), or 5.2(f)), 6.1(d), 6.1(e)(iii) or 6.1(e)(iv) hereof. In addition, in the event that this Agreement is terminated pursuant to Section 6.1(c) because of the failure of Gaming, RAS or Mr. Allen E. Paulson to obtain the required approvals of the Gaming Authorities, then such event shall constitute a Non-Payment Termination Event unless Mr. Allen E. Paulson is in breach of his representation and covenant contained in Section 6.2(d) hereof.

           (d) The ability of Gaming and EAS to terminate their obligations without triggering the right of the Company to receive the consideration described in Section 6.2(c) hereof is predicated upon the accuracy of the following representation and performance by Mr. Allen E. Paulson of the following agreement: (A) Mr. Allen E. Paulson has represented that prior to the execution of this Agreement, he has discussed in detail with his Nevada counsel his background and knows of no reason why he should not be able to obtain all necessary Gaming Authorities approvals prior to April 1, 1998; and
(B) Mr. Allen E. Paulson has agreed that he will pursue vigorously and will give complete and prompt attention requests of Gaming Authorities for information and will do nothing which might delay receipt of all necessary Gaming Authorities approvals.

                                Page 40 of 143 Pages

           Section 6.3 Fees and Expenses. Except as set forth herein, each party shall bear its own expenses and costs in connection with this Agreement and the transactions contemplated hereby. In the event this Agreement is terminated pursuant to Sections 6.1(d), 6.1(e)(iii) or 6.1(e)(iv) hereof, and as a condition to such termination, the Company shall, immediately upon (i) the execution of a definitive agreement with respect to an Alternative Transaction, or (ii) the approval or recommendation by the Board, directly or indirectly, of such an Alternative Transaction, reimburse Gaming, EAS and Mr. Allen E. Paulson the documented out-of-pocket expenses (the "Expenses") of Gaming, EAS and Mr. Allen E. Paulson, incurred from April 15, 1997, in connection with (i) the transactions contemplated by this Agreement.

                                 ARTICLE VII

                                MISCELLANEOUS

           Section 7.1 Survival. Subject to the following sentence, the representations, warranties, covenants and agreements contained herein shall not survive beyond the Effective Time. The covenants and agreements contained herein which by their terms contemplate performance after the Effective Time (including by the Surviving Corporation after the Elsinore Merger) shall survive the Effective Time. In addition, Sections 6.2 and 6.3 hereof shall survive termination of this Agreement. The representation and warranty made in Section 2.4 hereof shall survive indefinitely.

           Section 7.2 Entire Agreement; Assignment. This Agreement (including the Schedules and Exhibits hereto) (i) shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise and any purported assignment shall be null and void, except that Gaming and EAS may assign this Agreement to any of their affiliates without the prior written consent of the Company; provided, that (i) no such assignment shall relieve Gaming and EAS of their obligations hereunder if such assignee does not perform such obligations, and (ii) such assignment will not result in any delay in (x) the consummation of the transactions contemplated hereby by more than one month as determined by the Company's counsel or (y) the ability to satisfy the condition contained in Section 5.1(e) hereof by more than one month as determined by the Company's counsel.

           Section 7.3 Amendment. This Agreement may be amended by action taken by the Company, Gaming and EAS at any time before or after adoption of the Elsinore Merger by the Company Stockholders but, after any such approval, no amendment shall be made which decreases the Merger Consideration or changes the form thereof or which adversely affects the rights of the Company Stockholders hereunder without the approval of the Company Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.


                                Page 41 of 143 Pages

           Section 7.4 Extension or Waiver. At any time prior to the Effective Time, the Company, on the one hand, and Gaming, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii), subject to applicable law, waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

           Section 7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with receipt confirmed by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

           if to Gaming:

                  P.O. Box 9660
                  Rancho Santa Fe, CA 92067
                  Fax: (619) 756-3194
                  Attention:  Mr. Allen E. Paulson

            with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  300 South Grand Avenue
                  Los Angeles, California 90071
                  Fax: (213) 687-5600
                  Attention:  Brian J. McCarthy, Esq.

            if to the Company:

                  202 Fremont Street
                  Las Vegas, Nevada 89101
                  Fax:  (702) 387-5120
                  Attention:  Mr. Jeffrey T. Leeds

            with a copy to:

                  Gordon & Silver, Ltd.
                  3800 Howard Hughes Parkway
                  14th Floor
                  Las Vegas, Nevada 89109
                  Fax: (702) 369-2666
                  Attention: Gerald M. Gordon, Esq.


                                Page 42 of 143 Pages

                  - and -

                  Kummer Kaempfer Bonner & Renshaw
                  3800 Howard Hughes Parkway
                  7th Floor
                  Las Vegas, NV 89109
                  Fax: (702) 796-7181
                  Attention:  Martha J. Ashcraft, Esq.

or to such other address as the party to whom notice is given may have previously furnished to the other party in writing in the manner set forth above.

           Section 7.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to jurisdiction of the courts of the State of Nevada and of the United States of America located in the State of Nevada for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby.

           Section 7.7 Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as set forth in Section 4.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, provided, that the Option Seller is an intended beneficiary of the representation and warranty contained in Section 2.4 hereof.

           Section 7.8 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or EAS acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Elsinore Merger, or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or EAS, all such deeds, bills of sale, assignments, assumption agreements and assurances, and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out this Agreement.

           Section 7.9 Remedies. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.


                                Page 43 of 143 Pages

           Section 7.10 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability.

           Section 7.11 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           Section 7.12 Certain Definitions. For purposes of this Agreement, the term:

           (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

           (b) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

           (c) "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the date hereof.

           (d) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

           (e) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, fifty percent or more of the stock or other equity interests, the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

           Section 7.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                                Page 44 of 143 Pages

           IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the date first above written.

                                           R&E GAMING CORP.

                                           By: s/ Allen E. Paulson
                                               -------------------------
                                               Name:
                                               Title:

                                           ELSINORE ACQUISITION SUB, INC.


                                           By: s/ Allen E. Paulson
                                               -------------------------
                                               Name:
                                               Title:

                                          ELSINORE CORPORATION


                                           By: s/ Jeffrey T. Leeds
                                               -------------------------
                                               Name:
                                               Title:  President














                                Page 45 of 143 Pages

SCHEDULES TO AGREEMENT AND PLAN OF MERGER BETWEEN R&E
        GAMING CORP., ELSINORE ACQUISITION SUB, INC. AND ELSINORE
                               CORPORATION


Schedule 2.2         Capitalization of the Company and its Subsidiaries

Schedule 2.5(a)      Compliance

Schedule 2.5(b)      Intellectual Property and Licenses

Schedule 2.5(d)      Compliance with Orders

Schedule 2.6         Noncontravention; Required Filings and Consents

Schedule 2.7(b)      SEC Reports; Liabilities

Schedule 2.8         Absence of Certain Changes

Schedule 2.11        Pending or Threatened Litigation

Schedule 2.12        Taxes

Schedule 2.13(a)     Employee Benefits

Schedule 2.13(h)     Payments Non-Deductible

Schedule 2.13(i)     Benefits Beyond Termination

Schedule 2.13(j)     Severance of Unemployment Compensation;
                     Acceleration of Vesting

Schedule 2.14        Intellectual Property

Schedule 2.15        Material Contracts

Schedule 2.16        Insurance

Schedule 2.17(a)     Labor Matters

Schedule 2.17(b)     Payment of Benefits

Schedule 2.18        Real Property

Schedule 2.20        Environmental Matters







                                Page 46 of 143 Pages

                             SCHEDULE 2.2
            Capitalization of the Company and its Subsidiaries


1.  The Riviera Warrants.

2. Pursuant to the First Amended Plan of Reorganization of the Company filed May 28, 1996 in the United States Bankruptcy Court for the District of Nevada ("Plan"), certain creditors of the Company shall be issued 70,687 shares of common stock.

3. The Company presently has outstanding 4,929,313 shares of common stock.





































                                Page 47 of 143 Pages

                           SCHEDULE 2.5(a)
                             Compliance



1. The New Jersey Casino Service Industry License held by Four Queens, Inc. is currently in effect; however, it will expire on September 30, 1997.

2. Olympia Gaming Corporation has not renewed its gaming license issued by the State of Washington.







































                                Page 48 of 143 Pages

                           SCHEDULE 2.5(b)
                        Intellectual Property;
                              Licenses


1. The New Jersey Casino Service Industry License held by Four Queens, Inc. is currently in effect; however, it will expire on September 30, 1997.

2. Olympia Gaming Corporation has not renewed its gaming license issued by the State of Washington.

3.  See Schedule 2.14 for list of patent and trademark filings.






































                                Page 49 of 143 Pages

                             SCHEDULE 2.5(d)
                          Compliance with Orders

                                   None















































                                Page 50 of 143 Pages

                                Schedule 2.6
                Non-contravention; Required Filings and Consents



1. The Amended and Restated Note Agreement dated as of March 3, 1997 for $3,855,739.39 First Mortgage Notes Due 2000 of Elsinore Corporation Guaranteed by Eagle Gaming, Inc.; Elsub Management Corporation; Four Queens, Inc.; Elsinore Tahoe, Inc.; Four Queens Experience Corporation; Olympia Gaming Corporation, Palm Springs East Limited Partnership; and Pinnacle Gaming Corporation (formerly ELSUB II, Inc.) contains a provision allowing the Holder of Notes to accelerate the indebtedness due in the event of a change in control and conditions mergers, sales or consolidations of the Company and its subsidiaries.

2. The Amended and Restated Indenture dated as of March 3, 1997 between the Company, the Guarantors (as set forth therein) and First Trust National Association contains a provision whereby in the event of a change in control, the Holders of the Securities shall have the right to require the Company to repurchase the notes and which conditions mergers, sales or consolidations of the Company and its subsidiaries.

3. In the event of a merger or consolidation, the holder of the Riviera Warrants is entitled to payment of the amount by which the price per share to be paid for the Company's common stock in the merger or consolidation exceeds the exercise price of the Warrants.























                                Page 51 of 143 Pages

                           Schedule 2.7(b)
                      SEC Reports, Liabilities

                                None.















































                                Page 52 of 143 Pages

                           Schedule 2.8
                             Changes


Indebtedness Incurred by the Company

The Company guaranteed a lease by and between PDS Financial Corporation-Nevada and Four Queens, Inc. pursuant to that certain $505,206.30
Security Equipment Lease Financing dated May 1, 1997, as amended, for certain equipment described therein. (See Schedule 2.15).

Indebtedness Extended by the Company

The Company loaned approximately $40,000 to the Company's employees during the interim period when the Company changed 401(k) plans so that the employees would not be penalized during the interim period. The loans were issued to five employees to assist the employees with the purchase of their primary residences. Additionally, two employees took service distributions in 1997 as permitted under 401(k) plans. The Company was reimbursed by Merrill Lynch, the Plan Administrator and Trustee in August, 1997.

Employment/Severance/Termination Agreements

1. Termination Fee Agreement dated as of May 5, 1997 by and between the Company and Cynthia A. Fremont.

2. Termination Fee Agreement dated as of May 5, 1997 by and between Four Queens, Inc., a Nevada corporation and Gina L. Contner.

3. Termination Fee Agreement dated as of May 5, 1997 by and between the Four Queens, Inc. a Nevada corporation and Raquel Rodriguez.

4. Termination Fee Agreement dated as of May 5, 1997 by and between the Four Queens, Inc., a Nevada corporation and Philip W. Madow.

5. Loan-Out of Services Agreement dated as of August 12, 1996, by and between Four Queens, Inc. and Riviera Gaming Management Elsinore, Inc., as Manager, pursuant to which the Manager agreed to lend the services three of the Manager's employees (Martin Gross, Gina Contner and Racquel Rodriguez) to assist with the management of the Four Queens Hotel & Casino and Four Queens agreed to reimburse the Manager for the services provided.








                                Page 53 of 143 Pages

Changed Accounting Methods

The Company changed its accounting method after the Plan of Reorganization was confirmed to reflect "fresh start" reporting, whereby the reorganization value is allocated to the Company's assets following the methodology prescribed in APBO No. 16.

Corporate Status

The Company filed Articles of Dissolution with the Nevada Secretary of State in order to dissolve two of the Company's subsidiaries: Elsinore-Missouri Gaming, Inc., a Nevada corporation and Majove Gaming, Inc., a Nevada corporation.

Issuance of Securities

The Riviera Warrants.

Leases

First Amendment to Lease, made effective as of May 14, 1997, between the Company, Finley Company, and Four Queens, Inc.





























                                Page 54 of 143 Pages

                           SCHEDULE 2.11
                             Litigation


Case No. A338909 - Raymond Corona v. Elsinore Corporation and Four Queens, Inc. This matter was stayed by the bankruptcy proceeding. No proof of claim was filed.

Case No. C119073 - In the Matter of Proceedings to Compel Custodian of Records to appear as witnesses in the State of Arizona. A subpoena was served on Ed Fasulo in June, 1992 on behalf of Four Queens requesting all documents relating to Stephen P. Mirretti for a grand jury investigation.

Case No. A370692 - Maliki S. Elshaied v. Four Queens, Inc. A former employee filed a petition for judicial review. Four Queens' labor counsel filed a notice of intent to participate on June 17, 1997.

Case No. A366865 - Celia Amaya v. Four Queens, Inc. The complaint, which was filed on November 22, 1996, alleges plaintiff was hit by a vehicle and pieces of falling wall when a valet hit a wall and rail. Damages in excess of $10,000 were requested in the complaint. The Company has asserted that the claim arose post-petition but not pre-effective date and that the plaintiff should have filed an administrative claim.

Case No. A348749 - William Williams III v. Four Queens, Inc. This matter was stayed by the bankruptcy proceeding. The amount of the claim (which is classified as a Class 10 claim) will be liquidated in the state court.

Case No. A348176 - Kozloski v. Four Queens, Inc. This matter was stayed by the bankruptcy proceeding. The amount of the claim (which is classified as a Class 10 claim) will be liquidated in the state court.

Case No. CV-S-92-00662 - Hansen-Moor v. Elsinore. The complaint alleges RICO violations.

Case Nos. CV-S-94-01126 and CV-S-94-01137 - Poulos v. Ceasar's World, Inc., et al., and Ahern v. Ceasar's World, Inc., et al. filed against various casino and gaming companies alleging RICO violations. This matter was stayed by the bankruptcy. No proof of claim was filed.

Case Nos. 89-2413 and 89-2143 Finkler v. Elsinore Share Associates and Hotel Employees and Restaurant Employees International Union Local 54 v. Elsinore Share Associates. These complaints allege WARN Act violations as well as other claims for damages.




                                Page 55 of 143 Pages

                          SCHEDULE 2.12

                              Taxes

1. The Company and its subsidiaries have received an extension to September 15, 1997 on the filing of its Elsinore Corporation and Subsidiaries Federal Income Tax Return.

2. The Company is in receipt of a letter dated May 29, 1997, from George W. Stevens, Director, Department of Finance and Business Services, City of Las Vegas, Nevada addressed to Four Queens Hotel & Casino claiming an underpayment of room taxes to the City for the period of January 1, 1995 through March 31, 1997 in the amount of $60,160.59. The Company is contending that this claim is barred by the Company's bankruptcy filing on October 31, 1995.


































                                Page 56 of 143 Pages

                              Schedule 2.13(a)
                              Employee Benefits

Employee Benefit Programs

1.  Four Queens
    Medical Insurance (with Dental and Vision), Group No. 190100;
    Account No. 190101; H.P.N. Co. No. 10300; Group No. 62531
    Prescriptions - P.C.I. No. 19019
    Administered by Silver State Medical Administrators

2.  Four Queens
    Life/Accidental Death and Dismemberment, Policy No. GLUC-11G7
    Administered by Mutual of Omaha

3. Four Queens Employees' 401(k) Retirement/Savings Plan and Trust Administered by Merrill Lynch

4.  Four Queens, Inc. Premium Only Plan
    Administered by Four Queens, Inc.

Union Contract Trusts

The Company contributes to the following Union Contract Trusts:

1.  Construction Industry and Carpenters Joint Pension Trust for
    Southern Nevada

2.  Carpenters' Joint Apprenticeship Committee Fund

3. Southern Nevada Operating Engineers Apprenticeship and Training Trust Fund (not due until 9/98)

4. International Brotherhood of Painters and Allied Trades Union and Industry Pension Fund No. 159, AFL-CIO

The Four Queens contributes to the following Union Contract Trust:

1.  Central Pension Fund of the International Union of Operating
    Engineers and Participating Employees

2.  Hotel Employees and Restaurant Employees International Union
    Welfare Fund

Termination/Severance Agreements

See Schedule 2.8.





                                Page 57 of 143 Pages

                            Schedule 2.13(h)
                        Payments Non-Deductible




                                  None













































                                Page 58 of 143 Pages

                            Schedule 2.13(i)
                       Benefits Beyond Termination


    Name         Pay Period Ending     Payments to be    Severance Ends
                      7/29/97               Made

R. Howe               $4,139.42               6               9/19/97

B. McGinty            $2,000.00               7               10/7/97

G. Lee                $1,383.80               6               9/22/97

S. Barnes             $2,030.29              12              12/11/97

W. English            $1,195.28               6               9/18/97

L. Tanner             $1,096.00               4               8/22/97

Y. Robles               $918.40               7               11/4/97

H. Robles               $918.40               7               11/4/97

D. Hewitt             $1,038.46               1                8/12/97


In some cases, the last payment is not for the full amount; the payment will be for the amount owing (i.e., a former employee could be owed for 40 hours or for 20 hours).





















                                Page 59 of 143 Pages

                               Schedule 2.13(j)
                       Severance of Unemployment Compensation;
                           Acceleration of Vesting




                                    None












































                                Page 60 of 143 Pages

                             Schedule 2.14
                          Intellectual Property

1.   Patent file - Multiple Action Blackjack Patent, No. 5,154,429

2.   Patent file - Multiple Action Blackjack Patent, No. 5,257,789

3.   Trademark file - Reel Winners Club Reg. No. 1,305,392

4.   Trademark file - Two Reeler & Design Reg. No. 1,465,030

5.   Trademark file - For the Games People Play Reg. No. 1,705,535

6.   Trademark file - For the Games People Play Reg. No. 1,705,662

7.   Trademark file - Club 55 Reg. No, 1,710,860

8.   Trademark file - Multiple Action Reg. No. 1,738,726

9.   Trademark file - Triple Play Reg. No. 1,908,004

10.  Trademark file - Trifecta Serial No. 74/322,375

11.  Trademark file - Multiple Action Logo Reg. No, 1,842,109

12.  Trademark file - Four Queens Reg. No. 1,851,742

13.  Trademark file - Four Queens Logo Reg. No. 1,875,617

14.  Trademark file - 4 Queens Reg. No. 1,851,743

15.  Trademark file - 4 Queens Logo Reg. No. 1,854,918

16.  Trademark file - Doubleheader Logo Serial No. 74/527,959

17.  Nevada State Trademark file - For the Games People Play Hotel Services

18.  Nevada State Trademark file - For the Games People Play Casino Services

19.  Canadian Patent File - Gaming Table Reg. No. 73408

20.  Canadian Trademark File - Four Queens No. 847,726

21.  Canadian Trademark File - Multiple Action Serial No. 725,077

22.  Australian Patent File - Multiple Action Serial No. 649,368

23.  Australian Patent File - Multiple Action Blackjack Logo Serial No.
     649,369


                                Page 61 of 143 Pages

                           Schedule 2.15
                         Material Contracts


1. Master Lease Agreement (the "Lease Agreement") dated May 1, 1997 as amended August 1, 1997 by and between PDS Financial Corporation - Nevada, a Nevada corporation ("PDS") and Four Queens, Inc., a Nevada corporation ("Four Queens") provides that Four Queens shall not assign the agreement without the prior written consent of PDS; provided, however, that PDS shall consent to an assignment to Allen Paulson or an entity controlled by Allen Paulson. Lease Agreement 14.2. The Lease Agreement was guaranteed by the Company.

2. Agreement dated April 28, 1992 by and between Four Queens, Inc., a Nevada corporation ("Four Queens"), Jeanne Hood, Edward M. Fasulo and Richard A. LeVasseur whereby Four Queens agreed to pay monthly to Hood, Fasulo and LeVasseur 20% of the royalties, fees, money and revenue collected from the licensing of Multiple Action Blackjack.

3. License Agreement dated March 27, 1992 by and between Four Queens, Inc., a Nevada corporation as assignee of Richard A. LeVasseur and C.A.R.D., Inc., a Nevada corporation.

4. License Agreement dated March 27, 1997 by and between Four Queens Hotel & Casino as assignee of Richard A. LeVasseur and C.A.R.D., Inc., a Nevada corporation.

5. Both the Amended and Restated Articles of Organization of Fremont Street Experience Limited Liability Company, a Nevada limited liability company filed with the Secretary of State on November 27, 1995 and the Amended and Restated Operating Agreement on the Fremont Street Experience Limited Liability Company, a Nevada limited liability company dated June 6, 1995 provides that a person may be a substituted member if two-thirds of the then outstanding Members' Voting Units approve of the transfer of title of the entire hotel or casino business.

6.  The Riviera Warrants.

7. The Plan provided for the Company to enter into a management agreement, substantially in the form of Exhibit "10" to the supplement to the Plan (the "Management Agreement"), with the management group designated by the Bondholders Committee (as defined in the Plan). Since the effective date of the Plan, Riviera Gaming Management Corp.-Elsinore has been managing the Four Queens Hotel and Casino substantially in accordance with the terms and conditions set forth in the Management Agreement. No written management agreement has been executed by the parties.

8. First Amendment to Lease, made effective as of May 14, 1997, between the Company, Finley Company, and Four Queens, Inc.

                                Page 62 of 143 Pages

                             Schedule 2.16
                           Insurance Policies


Insurance Coverage January 19, 1997 to January 19, 1998:

Agent:  Layne & Associates
        4045 South Spencer Street
        4th Floor
        Las Vegas, Nevada  89119




1.  Property Coverage
    Fireman's Fund Insurance Company
    Policy No. 68 DKF 80352563

INSURED:                Elsinore Corporation, a Nevada corporation;
                        Four Queens, Inc., a Nevada corporation d/b/a Four Queens Hotel and Casino.

BLANKET LIMIT:          $97,920,000 (Including all Real and Personal
                        Property, Business Interruption, Data
                        Processing, Equipment and Media, Extra Expense)

SUBLIMITS:              $50,000,000 Flood
                        $50,000,000 Earthquake
                        $10,700,000 Business Interruption
                         $1,000,000 Extra Expense
                           $100,000 EDP Media
                           $100,000 Accounts Receivable
                         $1,000,000 Off Premises Power
                           $500,000 Valuable Papers

DEDUCTIBLES:                $25,000 All Perils, Except
                            $50,000 Flood
                            $50,000 Earthquake
                         24 Hours - Business Interruption
                            $25,000 Extra Expense
                            $25,000 EDP; Accounts Receivable; Valuable
                                    Papers

FORM OF COVERAGE:       All Risk of Direct Physical Loss

VALUATION:              Replacement Cost & Agreed Amount

LOCATIONS INSURED:      Hotel/Casino, Parking Garage, Main Street
                        Storage


                                Page 63 of 143 Pages

2.  Boiler & Machinery
    (Included within Property Policy)

INSURED: Elsinore Corporation, a Nevada corporation; Four Queens, Inc., a Nevada corporation d/b/a Four Queens Hotel and Casino.

CATASTROPHIC LIMIT:    $97,920,000

SUBLIMITS:             $250,000 Expediting Expense
                       $250,000 Water Damage Limit
                       $250,000 Consequential Damage
                       $250,000 Ammonia Contamination
                       $250,000 Spoilage

DEDUCTIBLE:            $25,000 Per Loss, with 24 Hour Indirect Loss and
                       Business Interruption

VALUATION:             Agreed Amount for Direct Damage Loss Actual Loss
                       Sustained for Business Interruption Losses/Extra
                       Expense

3.  General Liability Coverage
    Lexington Insurance Company
    Policy No. 2810057

INSURED: Elsinore Corporation, a Nevada corporation; Four Queens, Inc., a Nevada corporation d/b/a Four Queens Hotel and Casino.

PER OCCURRENCE:        $1,000,000

GENERAL AGGREGATE:     $2,000,000

MEDICAL PAYMENTS:      Excluded

EMPLOYEE BENEFITS:     $1,000,000 Each Claim and Aggregate for all Claims,
                       subject to a $1,000 Deductible Each Claim

LIQUOR LIABILITY:      $1,000,000 Each Occurrence and Aggregate

EMPLOYER'S STOP-GAP
LIABILITY:             $1,000,000 Aggregate

INNKEEPER'S LIABILITY: $20,000 Per Guest
                       $50,000 Aggregate






                                Page 64 of 143 Pages

SAFETY DEPOSIT BOX
LEGAL LIABILITY:         $50,000 Per Guest
                        $500,000 Aggregate

SELF-INSURED
RETENTION LIMIT:         $25,000 Per Occurrence
                        $250,000 Annual Aggregate
                        (Defense & Expenses within SIR)

4.  Automobile Coverage
    Northland Insurance Coverage
    Policy No. NG 000 180

INSURED: Elsinore Corporation, a Nevada corporation; Four Queens, Inc., a Nevada corporation d/b/a Four Queens Hotel and Casino.

COMBINED BODILY INJURY
& PROPERTY DAMAGE;
INCLUDE NON-OWNED &
HIRED:                  $1,000,000 Each Occurrence

UNINSURED/UNDERINSURED
MOTORISTS:              $1,000,000

MEDICAL PAYMENTS:           $5,000

COLLISION
COVERAGE:               Included, w/$500 deductible on all autos except
                        1967 Chevy.

COMPREHENSIVE
COVERAGE:               Included, w/$500 deductible on all autos except
                        1967 Chevy.

HIRED & NON-OWNED
AUTOMOBILE PHYSICAL
DAMAGE: $50,000 Limit any one vehicle, subject to a $500 Deductible.

GARAGEKEEPERS
LEGAL LIABILITY:        $1,000,000 subject to:
                        $2,500 Comprehensive Deductible
                        $2,500 Collision Deductible







                                Page 65 of 143 Pages

5.  Crime Coverage
    Fidelity & Deposit Company of Maryland
    Policy No. CCP 002 67 08

INSURED: Elsinore Corporation, a Nevada corporation; Four Queens, Inc., a Nevada corporation d/b/a Four Queens Hotel and Casino.

EMPLOYEE DISHONESTY:    $1,000,000

MONEY & SECURITIES
INSIDE & OUTSIDE:       $1,000,000

FORGERY & ALTERATIONS:  $1,000,000

DEDUCTIBLES:            $10,000 Each Occurrence

COVERAGE INCLUDES:      Investment Committee Members of the Welfare and
                        Pension Plan

6.  Umbrella Liability
    Royal Indemnity Company, TIG Insurance, Fireman's Fund

INSURED: Elsinore Corporation, a Nevada corporation; Four Queens, Inc., a Nevada corporation d/b/a Four Queens Hotel and Casino.

LIMIT:                  $50,000,000

RETENTION:                  $10,000

FIRST LAYER:            $10,000,000 in excess of the primary insurance
                        Royal Insurance Company Policy No. P HN 202080

SECOND LAYER:           $10 Million to $20 Million
                        TIG Insurance Company
                        Policy No. XLX 926 2624

THIRD LAYER:            $20 Million in excess to $30 Million
                        Fireman's Fund Insurance Company
                        Policy No. XXK 000 6793 4802









                                Page 66 of 143 Pages

7.  Erisa Compliance Liability
    Fidelity Deposit Insurance Company
    Policy No. CCP 0033751

EMPLOYEE DISHONESTY:     $250,000; no deductible

8.  Excess Worker's Compensation Coverage
    Frontier Insurance Company
    Policy No. FSO 1155

WORKERS COMP:            Statutory

EMPLOYER'S LIABILITY:    $1,000,000

RETENTION:                 $275,000 per claim

ESTIMATED PAYROLL       $24,670,979



































                                Page 67 of 143 Pages

                                  Schedule 2.17(a)
                                   Labor Matters

Contracts in Effect

Labor Agreement between United Brotherhood of Carpenters and Joiners of America, Local Union No. 1780, Southern California/Nevada Regional Council of Carpenters and Four Queens Hotel and Casino for the period January 15, 1997 through January 14, 2000.

Labor Agreement between Four Queens, Inc. d/b/a Four Queens Hotel and Casino and International Union of Operating Engineers Local No. 501, AFL-CIO for the period April 1, 1997 through March 31, 2002.

A Collective Bargaining Agreement between the Four Queens Hotel & Casino and the Local Joint Executive Board of Las Vegas for and on behalf of Culinary Workers Union, Local No. 226 and Bartenders Union, Local No. 165 for the period September 1, 1997 through May 31, 1997, at which time the parties agreed to negotiate wages and health and welfare contributions to conform with other entity/union contracts.

Contracts Under Negotiation

The Four Queens Hotel and Casino is negotiating a labor agreement with the International Brotherhood of Painters & Allied Trades, Local Union No. 159, AFL-CIO for the period September 1, 1997 through August 31, 2002.

Negotiations are being conducted for a new contract with the Professional, Clerical and Miscellaneous Employees, Teamsters Local Union No. 995. The term of the present contract extended from April 2, 1983 through April 1, 1987, and continues thereafter unless either party notifies the other on the anniversary of the effective date.


















                                Page 68 of 143 Pages

                                 Schedule 2.17(b)
                               Payment of Benefits

                                      None















































                                Page 69 of 143 Pages

                                 SCHEDULE 2.18
                                 Real Property

Real Property Owned

See attached Fourth Amendment to Preliminary Title Report dated as of July 6, 1997, prepared by Nevada Title Company.

Real Property Leased

1. See attached Fourth Amendment to Preliminary Title Report dated as of July 6, 1997, prepared by Nevada Title Company.

2. Standard Industrial/Commercial Single-Tenant Lease (the "Warehouse Lease")dated May 1, 1993 by and between The Berg Family Partnership and Four Queens Hotel/Casino for real property to be used as a warehouse having APN 020-080-003-25 and located at 809 N. Main Street, Las
       Vegas, Nevada for a five (5) year term with three options to renew commencing May 1, 1993 and ending April 30, 1998. The Warehouse Lease requires the Landlord's consent for an assignment of the Warehouse Lease, including a change in the control of the Tenant.































                                Page 70 of 143 Pages

NEVADA TITLE COMPANY
3320 West Sahara Ave. Suite # 200
Las Vegas, Nevada 89102
(702) 251-5000

ATTENTION:  ROBBIE D. GRAHAM

July 8, 1997

Your Number:  FOUR QUEENS HOTEL AND CASINO
Our Number:   95-03-1487 RMG
              4th Amendment
==============================================================================

Dated as of JULY 6, 1997 at 7:30 A.M.

In response to the above referenced application of a Policy of Title
Insurance,

                           NEVADA TITLE COMPANY

hereby reports that it is prepared to issue, as of the date hereof, a Policy or Policies of Title Insurance describing the land and the estate or interest hereinafter set forth, insuring against loss which may be sustained by reason of any defect, lien or encumbrance not shown or referred to as an Exception below or not excluded from coverage pursuant to the printed Schedules, Conditions and Stipulations of said Policy forms.

The printed Exceptions and Exclusions from the coverage of said Policy or Policies are set forth in Exhibit "A" attached. Copies of the Policy forms should be read. They are available from the office which issued this report.

This report (and any supplements or amendments thereto) is issued solely for the purpose of facilitating the issuance of a Policy of Title Insurance, and no liability is assumed hereby. If it is desired that liability be assumed prior to the issuance of a policy of title insurance, a Binder or Commitment should be required.


s/ Robbie D. Graham
--------------------------------
Title Officer:  ROBBIE D. GRAHAM

The form of Policy of Title Insurance contemplated by this report is:

American Land Title Association Lender's Policy




                                Page 71 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

                                SCHEDULE A

THE ESTATE OR INTEREST IN THE LAND DESCRIBED OR REFERRED TO IN THIS SCHEDULE COVERED BY THIS REPORT IS:

A FEE

Title to said estate or interest at the date hereof is vested in:

SEE EXHIBIT "B" ATTACHED HERETO AND MADE A PART THEREOF

The land referred to in this report is situated in the State of Nevada, County of Clark, and is described as follows:

SEE EXHIBIT "A" ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF FOR LEGAL DESCRIPTION:


BUYER:
  FOUR QUEENS HOTEL AND CASINO

Address:
FOUR QUEENS HOTEL AND CASINO
LAS VEGAS, NV

























                                Page 72 of 143 Pages

                                                   ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

                                  EXHIBIT "A"
                               LEGAL DESCRIPTION

PARCEL I:

LOTS ONE (1), TWO (2), THREE (3), FOUR (4), FIVE (5) AND SIX (6) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF VACATED ALLEY ADJOINING SAID LOTS, RECORDED JULY 03, 1980, AS DOCUMENT NO. 1208178, TITLE TO WHICH WOULD PASS BY OPERATION OF LAW.

PARCEL II:

LOTS SEVEN (7) AND EIGHT (8) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF THE VACATED ALLEY ADJOINING SAID LOTS, TITLE TO WHICH WOULD PASS BY OPERATION OF LAW.

PARCEL III:

LOTS NINE (9) AND TEN (10) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF, ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF THE VACATED ALLEY ADJOINING SAID LOTS, TITLE TO WHICH WOULD PASS BY OPERATION OF LAW.

PARCEL IV:

LOTS ELEVEN (11) AND TWELVE (12) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF, ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF THE VACATED ALLEY ADJOINING SAID LOTS, TITLE TO WHICH WOULD PASS BY OPERATION OF LAW.

PARCEL V:

LOTS THIRTEEN (13) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF VACATED ALLEY ADJOINING SAID LOT, WHICH WOULD PASS BY OPERATION OF LAW.
                                Page 73 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

                              EXHIBIT "A" (continued)
                                 LEGAL DESCRIPTION
PARCEL VI:

LOTS FOURTEEN (14), FIFTEEN (15) AND SIXTEEN (16) BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL VII:

THAT PORTION OF BLOCK 19 OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA, DESCRIBED AS FOLLOWS:

BEGINNING AT THE NORTHWESTERLY CORNER OF LOT 17, BLOCK 19, OF SAID CLARK'S LAS VEGAS TOWNSITE;
THENCE ALONG THE NORTHEASTERLY LINE OF SAID LOT 17, THE SOUTHEASTERLY PROLONGATION OF SAID NORTHEASTERLY LINE AND THE NORTHEASTERLY LINE OF LOT 28 OF SAID BLOCK 19, SOUTH 62 DEGREES 15' EAST A DISTANCE OF 300 FEET TO THE SOUTHEASTERLY LINE OF SAID BLOCK 19;
THENCE ALONG THE SOUTHEASTERLY LINE OF SAID BLOCK 19, SOUTH 27 DEGREES 45" WEST A DISTANCE OF 132 FEET TO THE NORTHEASTERLY LINE OF THE SOUTHWESTERLY 18 FEET OF SAID BLOCK 19;
THENCE ALONG THE NORTHEASTERLY LINE OF SAID SOUTHWESTERLY 18 FEET, NORTH 62 DEGREES 15' WEST A DISTANCE OF 300 FEET TO THE NORTHWESTERLY LINE OF SAID BLOCK 19;
THENCE ALONG THE NORTHWESTERLY LINE OF SAID BLOCK 19, NORTH 27 DEGREES 45' EAST A DISTANCE OF 132 FEET TO THE TRUE POINT OF BEGINNING.

TOGETHER WITH AN EASEMENT FOR INGRESS AND EGRESS OVER AND ACROSS THE FOLLOWING DESCRIBED PARCEL OF LAND:

COMMENCING AT THE SOUTHWESTERLY CORNER OF SAID BLOCK 19;
THENCE ALONG THE SOUTHWESTERLY LINE OF SAID BLOCK 19, SOUTH 62 DEGREES 15' EAST A DISTANCE OF 132 FEET TO THE TRUE POINT OF BEGINNING.
THENCE CONTINUING ALONG SAID SOUTHWESTERLY LINE, SOUTH 62 DEGREES 15' EAST A DISTANCE OF 36 FEET;
THENCE NORTH 27 DEGREES 45' EAST A DISTANCE OF 18 FEET TO THE NORTHEASTERLY LINE OF THE SOUTHWESTERLY 18 FEET OF SAID BLOCK 19;
THENCE ALONG THE NORTHEASTERLY LINE OF SAID SOUTHWESTERLY 18 FEET, NORTH 62 DEGREES 15' WEST A DISTANCE OF 36 FEET;
THENCE SOUTH 27 DEGREES 45' WEST A DISTANCE OF 18 FEET TO THE TRUE POINT OF BEGINNING.

PARCEL VIII:

LOTS TWENTY-NINE (29) AND THIRTY (30) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF IN FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

                                Page 74 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

                              EXHIBIT "A" (continued)
                                 LEGAL DESCRIPTION

TOGETHER WITH THAT PORTION OF VACATED ALLEY ADJOINING SAID LOTS, TITLE TO WHICH WOULD PASS BY OPERATION OF LAW.

PARCEL IX:

LOTS THIRTY-ONE (31) AND THIRTY-TWO (32) IN BLOCK NINETEEN (19) OF CLARK'S LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF, ON FILE IN BOOK 1 OF PLATS, PAGE 37, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF VACATED ALLEY ADJOINING SAID LOTS, TITLE TO WHICH WOULD PASS BY OPERATION OF LAW.

































                                Page 75 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

                                   SCHEDULE B

At the date hereof Exceptions to coverage in addition to the printed exceptions and exclusions contained in said policy form would be as follows:

(1) TAXES, State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $11,052.41

First installment of $2,763.41 unpaid delinquent third Monday in August

Second installment of $2,763.00 unpaid delinquent first Monday in October

Third installment of $2,763.00 unpaid delinquent first Monday in January

Fourth installment of $2,763.00 unpaid delinquent first Monday in March

(2) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $5,040.95

First installment of $1,260.95 unpaid delinquent third Monday in August

Second installment of $1,260.00 unpaid delinquent first Monday in October

Third installment of $1,260.00 unpaid delinquent first Monday in January

Fourth installment of $1,260.00 unpaid delinquent first Monday in March

(3) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $7,201.14

First installment of $1,801.14 unpaid delinquent third Monday in August

Second installment of $1,800.00 unpaid delinquent first Monday in October

Third installment of $1,800.00 unpaid delinquent first Monday in January

Fourth installment of $1,800.00 unpaid delinquent first Monday in March










                                Page 76 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

(4) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $348,358.20

First installment of $87,091.20 unpaid delinquent third Monday in August

Second installment of $87,089.00 unpaid delinquent first Monday in October

Third installment of $87,089.00 unpaid delinquent first Monday in January

Fourth installment of $87,089.00 unpaid delinquent first Monday in March

(5) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $16,578.62

First installment of $4,146.62 unpaid delinquent third Monday in August

Second installment of $4,144.00 unpaid delinquent first Monday in October

Third installment of $4,144.00 unpaid delinquent first Monday in January

Fourth installment of $4,144.00 unpaid delinquent first Monday in March

(6) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $5,526.21

First installment of $1,383.21 unpaid delinquent third Monday in August

Second installment of $1,381.00 unpaid delinquent first Monday in October

Third installment of $1,381.00 unpaid delinquent first Monday in January

Fourth installment of $1,381.00 unpaid delinquent first Monday in March















                                Page 77 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

(7) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $11,052.41

First installment of $2,763.41 unpaid delinquent third Monday in August

Second installment of $2,763.00 unpaid delinquent first Monday in October

Third installment of $2,763.00 unpaid delinquent first Monday in January

Fourth installment of $2,763.00 unpaid delinquent first Monday in March

(8) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $11,052.41

First installment of $2,763.41 unpaid delinquent third Monday in August

Second installment of $2,763.00 unpaid delinquent first Monday in October

Third installment of $2,763.00 unpaid delinquent first Monday in January

Fourth installment of $2,763.00 unpaid delinquent first Monday in March

(9) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $3,600.72

First installment of $900.72 unpaid delinquent third Monday in August

Second installment of $900.00 unpaid delinquent first Monday in October

Third installment of $900.00 unpaid delinquent first Monday in January

Fourth installment of $900.00 unpaid delinquent first Monday in March















                                Page 78 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

(10) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $10,348.91

First installment of $2,587.91 unpaid delinquent third Monday in August

Second installment of $2,587.00 unpaid delinquent first Monday in October

Third installment of $2,587.00 unpaid delinquent first Monday in January

Fourth installment of $2,587.00 unpaid delinquent first Monday in March

(11) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $3,600.72

First installment of $900.72 unpaid delinquent third Monday in August

Second installment of $900.00 unpaid delinquent first Monday in October

Third installment of $900.00 unpaid delinquent first Monday in January

Fourth installment of $900.00 unpaid delinquent first Monday in March

(12) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $67,721.16

First installment of $16,931.16 unpaid delinquent third Monday in August

Second installment of $16,930.00 unpaid delinquent first Monday in October

Third installment of $16,930.00 unpaid delinquent first Monday in January

Fourth installment of $16,930.00 unpaid delinquent first Monday in March
















                                Page 79 of 143 Pages

                                                  ESCROW NO:  95-03-1487  RMG
                                                  4th Amendment

(13) TAXES: State and County Taxes for the fiscal period of 1997 to 1998, a lien now due and payable in the total amount of $8,641.36

First installment of $2,161.36 unpaid delinquent third Monday in August

Second installment of $2,160.00 unpaid delinquent first Monday in October

Third installment of $2,160.00 unpaid delinquent first Monday in January

Fourth installment of $2,160.00 unpaid delinquent first Monday in March

(14) SUPPLEMENTAL TAXES: Any supplemental taxes which may become a lien on the subject property by reason of increased valuations due to land use or improvement, NRS 361.260, or otherwise.

(15) PATENT: Reservations and Easements in the patent from the State of Nevada, recorded November 30, 1902, in Book "F" of Miscellaneous Page 268 of Official Records.

(16) PATENT: Reservations and Easements in the patent from the State of Nevada, recorded June 13, 1904, in Book "F" of Miscellaneous, Page 497 of Official Records.

(17) PATENT: Reservations and Easements in the patent from the State of Nevada, recorded February 28, 1905, in Book "F" of Miscellaneous, Page 571 of Official Records.

(18) Covenants, conditions and restrictions (but deleting restrictions, if any, based upon race, color, religion, or national origin) as contained in the deeds recorded March 21, 1911, in Book 1 of Deeds, Page 428 as Document No. 2544, March 25, 1919 in Book 1 of Deeds, Page 202 as Document No. 1252, December 15, 1921 in Book 8 of Deeds, Page 196 as Document 16598, March 13, 1922 in Book 8 of Deeds, Page 296 as Document 16940 and recorded May 23, 1922 in Book 8 of Deeds, Page 358 as Document No. 17174 and in the documents of record wherein the grantor is the Las Vegas Land and Water Co. of Official Records.

(19) A Leasehold estate, for a term of 60 years commencing November 1, 1964 and ending 60 years thereafter, in said Lots 1 through 6, inclusive, as created by or based upon the following instruments:








                                Page 80 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(a) A lease of said Lots 3, 4, and 5 in Parcel Four (4) dated November 1, 1959, executed by Julia Schaeffer, a widow, Marjorie Wilson, a married woman, Genevieve Herick, a widow, and Robert E. Schaeffer, a married man, as lessors, and Downtown, Inc., a Nevada Corporation, as Lessee, for a term commencing November 1, 1959 and ending March 31, 2071 (as said lease has been amended) as disclosed by a "Short Form" thereof recorded April 22, 1960 as Document No. 195415, Official Records, as amended by instruments dated June 26, 1963, recorded November 9, 1964 as Document No. 469884, Official Records, dated June 1, 1964, recorded October 15, 1964 as Document No. 465035 Official Records, dated April 30, 1968 (unrecorded), dated March 18, 1969 (unrecorded), and dated May 11, 1972, recorded July 5, 1972 as Document No. 203280, Official Records, by paragraph 5 of instrument entitled "Non-Disturbance Agreement" dated January 17, 1973, recorded January 30, 1973 as Document No. 257009, Official Records, and by letter agreement dated January 17, 1973 (unrecorded), all as disclosed by Certificate of Agreement dated January 17, 1973, recorded January 30, 1973 as Document No. 257011, Official Records.

(b) A lease of said Lot 6 in Parcel Four (4) dated May 26, 1964, executed by Morris Soss and Olga Soss, husband and wife, and David Soss, as lessors, and Downtown, Inc., as lessee, for a term commencing November 1, 1964 and ending October 31, 2058, recorded October 15, 1964 as Document No. 465031, Official Records, as amended by instrument dated March 3, 1969, recorded March 6, 1969 as Document No. 750239, Official Records.

(c) A Sub-lease "Short Form" of said Lots 3, 4, 5 and 6 in Parcel Four (4) executed by Downtown, Inc., as Sublessor, and Four Queens, Inc., as sublessee, dated January 29, 1973, for a term commencing at its date and expiring October 31, 2024, recorded January 30, 1973 as Document No. 257016, Official Records, which sublease is subordinated to a month-to-month sublease of said Lots 3, 4, and 5, dated December 14, 1959, executed by Downtown, Inc., as lessor and A.W. Ham, Jr., as lessee, recorded November 19, 1964 as Document No. 471744, Official Records, as amended by letter agreement dated January 17, 1973 (unrecorded), and to a month-to-month sublease of said Lot 6, dated March 26, 1964, by Downtown, Inc., as lessor, to A.W. Ham, Jr., as lessee, recorded October 15, 1964 as Document No. 465032, Official Records, as amended by instrument dated March 3, 1969, recorded March 19, 1969 as Document No. 752325, Official Records, and by said letter agreement dated January 27, 1973 (unrecorded) and as to said Lots 3, 4, 5 and 6, subordinate and supplemental to a sublease of said Lots 1 through 6, inclusive, dated May 26, 1964, executed by A.W. Ham, Jr., as sublessor, and Four Queens, Inc., a sublessee, for a term commencing on November 1, 1964 and ending Sixty (60) years thereafter, recorded October 15, 1964 as Document No. 465033, Official Records, as amended by instruments dated June 15, 1964, recorded October 15, 1964 as Document No. 465034, Official Records, dated February 25, 1965 (unrecorded) and dated January 29, 1973, recorded January 30, 1973 as Document No. 257003, Official Records, and by said letter agreement dated January 17, 1973 (unrecorded), all as disclosed by Certificate of Agreement dated January 29, 1973, recorded January 30, 1973 as Document No. 257017, Official Records.


                                Page 81 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(d) A lease of said lots 1 and 2 in Parcel Four (4) executed by A.W. Ham, Jr., as lessor, with Four Queens, Inc., as lessee, dated January 1973, recorded January 30, 1973 as Document No. 257007, Official Records, which lease is, as to said Lots 1 and 2, supplemental to a sublease of said Lots 1 through 6 inclusive, dated May 26, 1964, executed by A.W. Ham, Jr., as sublessor, and Four Queens, Inc., as sublessee, for a term commencing on November 1, 1964, and ending Sixty (60) years thereafter, recorded October 15, 1964, as Document No. 465033, Official Records, as amended by instruments dated June 15, 1964, recorded October 15, 1964, as Document No. 465034, Official Records, dated February 25, 1965 (unrecorded), and dated January 29, 1973, recorded January 30, 1973, as Document No. 257008, Official Records, and by letter agreement dated January 17, 1973 all as disclosed by Certificate of Agreement dated January 29, 1973, recorded January 30, 1973 as Document No. 257017, Official Records.

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in book 344 as Document No. 303967 of Official Records.

An Assignment of the Lessee's interest in said lease was:
Executed by:  ELSINORE CORPORATION, A NEVADA CORPORATION
To:  FOUR QUEENS, INC., A NEVADA CORPORATION
Recorded:  May 27, 1987 in Book 870527 as Document No. 00939 of Official
Records

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S, INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

Affects:  PARCEL 4

(20) EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, for street and alley purposes, recorded December 11, 1970, in Book 85 as Document No. 67735 of Official Records.

Affects:  THE EAST 15.00 FEET OF LOT 13

(21) Leasehold Estates, for a remaining term of 2 years 7 months from September 1, 1972 (ending March 31, 1975) and for a term of 99 years commencing on April 1, 1975 and ending on and including March 31, 2074, as created by or based upon:






                                Page 82 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(a) Lease dated March 30, 1965 executed by Bank of Nevada and Leon H. Rockwell, Jr., Trustees, as lessor, and Desert Sands Trading Fort, Inc., as lessee, recorded May 19, 1965 as Document No. 505104, Official Records, unrecorded letters dated January 19, 1970 and July 15, 1971 and unrecorded agreement dated April 25, 1972 executed by Bank of Nevada, a Nevada Banking Corporation and Leon H. Rockwell, Jr., Trustees and Four Queens, Inc., and

(b) Unrecorded Lease Agreement dated April 25, 1972, executed by Bank of Nevada and Leon H. Rockwell, Jr., Trustees, as lessors and Four Queens, Inc., as lessee, as disclosed by two Certificates and Agreements by Bank of Nevada and Leon H. Rockwell, Jr., Trustees and Marjorie Rockwell Riley, lessors, and Four Queens, Inc., lessee, each dated January 24, 1973, recorded January 30, 1973 as Document Nos. 257013 and 257014, Official Records.

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in Book 344 as Document No. 303967 of Official Records.

An Assignment of the Lessee's interest in said lease was:
Executed by:  ELSINORE CORPORATION, A NEVADA CORPORATION
To:  FOUR QUEENS, INC., A NEVADA CORPORATION
Recorded:  May 27, 1987 in Book 870527 as Document No. 00939 of Official
Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S, INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

Affects:  PARCEL 5

(22) An unrecorded lease dated May 1, 1970 from Thomas L. Carroll, individually and as Executor of the Estate of Nellis C. Carroll, deceased, and as Trustee under said decedent's will, as lessor, to Four Queens, Inc., as lessee, as disclosed by (unrecorded) Certificates by University of Santa Clara, dated January 26, 1973 and Roman Catholic Bishop of Reno, dated January 19, 1973, and also disclosed by Memorandum Leases described in the following paragraph:

(b) Memorandum Leases by University of Santa Clara dated January 26, 1973, and Roman Catholic Bishop of Reno, dated January 19, 1973, recorded January 30, 1973 as Document No. 257019 and 257018, Official Records.

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in book 344 as Document No. 303967 of Official Records.



                                Page 83 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

An Assignment of the Lessee's interest in said lease was:
Executed by:  ELSINORE CORPORATION, A NEVADA CORPORATION
To:  FOUR QUEENS, INC., A NEVADA CORPORATION
Recorded:  May 27, 1987 in Book 870527 as Document No. 00939 of Official
Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S, INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

Affects:  PARCEL 11

(23) Terms, covenants, conditions and provisions in an instrument entitled, "AGREEMENT", by and between FOUR QUEENS, INC., doing Business as FOUR QUEENS HOTEL AND CASINO, A CORPORATION AND THE CITY OF LAS VEGAS, A MUNICIPAL CORPORATION recorded October 5, 1972, in Book 269 as Document No. 228248, of Official Records.

Affects:  PORTIONS OF VACATED ALLEY

(24) Terms, covenants, conditions and provisions in an instrument entitled, "AGREEMENT FOR ELECTRIC SERVICE WITHIN A BUILDING", by and between NEVADA POWER COMPANY, A NEVADA CORPORATION and ELSINORE CORPORATION recorded January 19, 1976, in Book 587 as Document No. 546612, of Official Records.

Affects:  ALL LOTS

(25) Terms, covenants, conditions and provisions in an instrument entitled, "SUPPLEMENT TO FOUR QUEENS HOTEL AGREEMENT FOR ELECTRIC SERVICE WITHIN A BUILDING", by and between NEVADA POWER COMPANY and ELSINORE CORPORATION recorded February 26, 1976, in Book 597 as Document No. 556901, of Official Records.

(26) An unrecorded Lease executed by and between the parties named herein, for the terms and upon and subject to all of the terms, covenants, and provisions contained therein;
Dated:       January 1, 1978
Lessor:      FINLEY COMPANY, A NEVADA CORPORATION
Lessee:      ELSINORE CORPORATION, A NEVADA CORPORATION
Term:        Commence on January 1, 1978, terminate December 31, 1997
Disclosed by:  SHORT FORM LEASE
Recorded:    February 22, 1978 in Book 850 as Document No. 809864

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in Book 344 as Document No. 303967 of Official Records.


                                Page 84 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

An Assignment of the Lessee's interest in said lease was:
Executed by:  ELSINORE CORPORATION, A NEVADA CORPORATION
To:  FOUR QUEENS, INC., A NEVADA CORPORATION
Recorded:  May 27, 1987 in Book 870527 as Document No. 00939 of Official
Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

Affects:  PARCEL 6

(27) ORDER OF VACATION: Any easements not vacated by that certain Order of Vacation recorded July 3, 1980 in Book 1249 as Document No. 1208177 of Official Records.

(28) ORDER OF VACATION: Any easements not vacated by that certain Order of Vacation recorded July 3, 1980 in Book 1249 as Document No. 1208178 of Official Records.

(29) Terms, covenants, conditions and provisions in an instrument entitled, "ACCESS TO EQUIPMENT AGREEMENT", by and between NEVADA POWER COMPANY and ELSINORE CORPORATION recorded July 21, 1980, in Book 1255 as Document No. 1214776, of Official Records.

(30) EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of NEVADA POWER COMPANY and CENTRAL TELEPHONE COMPANY, for electrical and communication facilities, recorded August 11, 1980, in Book 1264 as Document No. 1223990 of Official Records.

Affects:  THE SOUTHERLY TWENTY (20) FEET OF LOT 13

(31) An encroachment of improvements located on said land, onto the land adjoining on the West, North and East consisting of overhanging building canopy and decorative support posts as disclosed by Right of Way Encroachment Agreement subject to covenants, conditions and restrictions contained therein, recorded February 12, 1981 in Book 1355 as Document No. 1314564 of Official Records.

(32) An encroachment of improvements located in said land, onto the land adjoining on the alley way consisting of grease trap as disclosed Right of Way Encroachment Agreement by subject to covenants, conditions restrictions contained therein, recorded February 12, 1981 in book 1355 as Document No. 1314568 of Official Records.

                                Page 85 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(33) Terms, covenants, conditions and provisions in an instrument entitled, "AGREEMENT FOR ELECTRIC SERVICE WITHIN A BUILDING", by and between NEVADA POWER COMPANY, A NEVADA CORPORATION and ELSINORE CORPORATION, A NEVADA CORPORATION recorded May 14, 1981, in Book 1401 as Document No. 1360009, of Official Records.

(34) EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of NEVADA POWER COMPANY, for electrical lines, recorded May 26, 1981, in Book 1407 as Document No. 1366317 of Official Records.

Affects:  LOTS 6, 7, 8, 9 AND 10

(35) EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of NEVADA POWER COMPANY, for electrical lines, recorded June 17, 1981, in Book 1418 as Document No. 1377580 of Official Records.

Affects:  LOTS 11 AND 12

(36) An encroachment of improvements located on said land, onto the land adjoining on the easterly (3rd Street) side consisting of architectural landscaping (sidewalk) as disclosed by Right of Way Encroachment Agreement subject to covenants, conditions and restrictions contained therein, recorded June 24, 1981 in Book 1422 as Document No. 1381246 of Official Records.

(37) Terms, covenants, conditions and provisions in an instrument entitled, "DECLARATION OF COVENANTS AND RESTRICTIONS AND RECIPROCAL GRANT OF EASEMENTS", by and between OTTO J. WESTLAKE, GUARDIANSHIP OF JULIA E. ALBERS, OTTO J. WESTLAKE, GUARDIAN and KATHERINE M. PURKISS recorded October 25, 1983, in Book 1834 as Document No. 1783453, of Official Records.

(38) An unrecorded Lease executed by and between the parties named herein, for the terms and upon and subject to all of the terms, covenants, and provisions contained therein;
Dated:       October 25, 1983
Lessor:      JULIA A. ALBERS, OTTO J. WESTLAKE, GUARDIAN
Lessee:      FOUR QUEENS, INC., A NEVADA CORPORATION
Term:        FIFTY (50) YEARS
Disclosed by:  MEMORANDUM OF LEASE
Recorded:    October 25, 1983 in Book 1824 as Document No. 1783454

Instrument entitled "Memorandum of Lease Term", dated March 1, 1984 and recorded March 5, 1984 in Book 1884 as Document No. 1843555, recites in part as follows:


                                Page 86 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

"Landlord and Tenant for themselves, their heirs, successors and assigns acknowledge and agree that the Possession Date of the Lease, as defined in
Section 2.1 of the Lease, occurred on March 1, 1984 and accordingly, the termination date of the Lease is February 28, 2034."

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in Book 344 as Document No. 303967 of Official Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S, INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

An Assignment of the Lessor's interest in said lease was:
Executed by:  RICHARD A. OSHINS, EXECUTOR OF THE ESTATE OF JULIA E. ALBERS,
              DECEASED
TO:           CHARLES W. PURKISS, AN UNDIVIDED 25% INTEREST
Recorded:     September 2, 1987 in Book 870902 as Document No. 00850 of
              Official Records.

An Assignment of the Lessor's interest in said lease was:
Executed by:  RICHARD A. OSHINS, EXECUTOR OF THE ESTATE OF JULIA E. ALBERS,
              DECEASED
TO: OTTO J. WESTLAKE, an undivided 50% interest recorded September 2, 1987 in Book 870902 as Document No. 00851 of Official Records.

The Lessor's interest of OTTO J. WESTLAKE was assigned by BARBARA L. FORBES, beneficiary of the Estate of Otto J. Westlake deceased to Ralph A. Forbes and Barbara L. Forbes, Co-Trustees of the Ralph A. Forbes and Barbara L. Forbes, co-Trustees of the Ralph A. Forbes Revocable Family Trust dated May 5, 1975 recorded December 30, 1993 in Book 931230 as Document No. 01992 of Official Records.

An Assignment of the Lessor's interest in and said lease was:
Executed by:  RICHARD A. OSHINS, EXECUTOR OF THE ESTATE OF JULIA E. ALBERS,
              DECEASED
TO:           JEWEL M. BOYD, an undivided 25% interest
Recorded:     September 22, 1987 in Book 870922 as Document No. 00946 of
              Official Records.








                                Page 87 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

Affects:  PARCEL 8

(39) An unrecorded Lease executed by and between the parties named herein, for the terms and upon and subject to all of the terms, covenants, and provisions contained therein;
Dated:     October 25, 1983
Lessor:    KATHERINE M. PURKISS
Lessee:    FOUR QUEENS, INC., A NEVADA CORPORATION
Term:      FIFTY (50) YEARS
Disclosed by:  MEMORANDUM OF LEASE
Recorded:  October 25, 1983 in Book 1824 as Document No. 1783455

Instrument entitled "Memorandum of Lease Term", dated March 1, 1984 and recorded March 5, 1984 in Book 1884 as Document No. 1843556, recites in part as follows:

"Landlord and Tenant for themselves, their heirs, successors and assigns acknowledge and agree that the Possession Date of the Lease, as defined in
Section 2.1 of the Lease, occurred on March 1, 1984 and accordingly, the termination date of the Lease is February 28, 2034."

The terms, covenants, conditions, and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in Book 344 as Document No. 303967 of Official Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

An Assignment of the Lessor's interest in said lease was:
Executed by:  CHARLES W. PURKISS, EXECUTOR OF THE ESTATE OF KATHARINE M.
              PURKISS, DECEASED
To:           JEWEL M. BOYD, an undivided 50% interest
Recorded:     December 11, 1987 in book 871211 as Document No. 00863 of
              Official Records.

An Assignment of the Lessor's interest in said lease was:
Executed by:  CHARLES W. PURKISS, EXECUTOR OF THE ESTATE OF KATHARINE M.
              PURKISS, DECEASED
To:           CHARLES W. PURKISS, an undivided 50% interest
Recorded:     December 11, 1987 in book 871211 as Document No. 00864 of
              Official Records.






                                Page 88 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

Affects:  PARCEL 9

(40) An unrecorded Lease executed by and between the parties named herein, for the terms and upon and subject to all of the terms, covenants, and provisions contained therein;
Dated:     October 25, 1983
Lessor:    OTTO J. WESTLAKE
Lessee:    FOUR QUEENS, INC., A NEVADA CORPORATION
Term:      FIFTY (50) YEARS
Disclosed by:  MEMORANDUM OF LEASE
Recorded:  October 25, 1983 in Book 1824 as Document No. 1783456

Instrument entitled "Memorandum of Lease Term", dated March 1, 1984 and recorded March 5, 1984 in book 1884 as Document No. 1843554, recites in part as follows:

"Landlord and Tenant for themselves, their heirs, successors and assigns acknowledge and agree that the Possession Date of the Lease, as defined in
Section 2.1 of the Lease, occurred on March 1, 1984 and accordingly, the termination date of the Lease is February 28, 2034."

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in Book 344 as Document No. 303967 of Official Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S, INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

An Assignment of the Lessor's interest in said lease was:
Executed by: BARBARA L. FORBES, as beneficiary of the Estate of Otto J. Westlake, deceased
TO: RALPH A. FORBES AND BARBARA L. FORBES, CO-TRUSTEES OF THE RALPH A. FORBES REVOCABLE FAMILY TRUST DATED MAY 5, 1975, RECORDED DECEMBER 30, 1993 IN BOOK 931230 AS DOCUMENT NO. 01992 OF OFFICIAL RECORDS.

Affects:  PARCEL 7

(41) A Lease executed by and between the parties named herein, for the term and upon and subject to all of the terms, covenants, and provisions contained therein;
Dated:      March 23, 1984
Lessor:     CITY OF LAS VEGAS, A MUNICIPAL CORPORATION
Lessee:     FOUR QUEENS, INC., A NEVADA CORPORATION
Term:       FIFTY (50) YEARS
Recorded:   April 3, 1984 in Book 1898 as Document No. 1857942


                                Page 89 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

Instrument entitled "Memorandum of Lease Term", dated April 2, 1984 and recorded April 3, 1984 in book 1898 as Document No. 1857941, recites in part as follows:

"Lessor and Lessee for themselves, their successors and assigns, acknowledge and agree that the possession date of the Lease as referred to in Section 2 of the Indenture of Lease occurred on April 2, 1984, and, accordingly, the termination date of the lease is April 1, 2034."

The terms, covenants, conditions and provisions in an instrument entitled "Certificate of Merger", recorded July 10, 1973 in Book 344 as Document NO. 303967 of Official Records.

Subject to proceedings pending in the U.S. Bankruptcy Court of the District of Nevada, Southern Division on behalf of FOUR QUEEN'S, INC., Debtor, Case No. 95-4686, wherein a petition for relief was filed on October 31, 1995 under Chapter 11.

Affects:  PARCEL 10 (LOTS 17 THROUGH 28 AND PORTION OF ALLEY)

(42) Reservations of right of way and easements recorded March 11, 1986 in Book 860311 as Document NO. 00432 recites in part as follows:

"Reserving an easement to the CITY OF LAS VEGAS FIRE DEPARTMENT of direct access to the Four Queens Hotel fire control room.

ALSO RESERVING an easement to the CITY OF LAS VEGAS, CENTRAL TELEPHONE COMPANY, NEVADA POWER COMPANY and the LAS VEGAS VALLEY WATER DISTRICT with right of ingress and egress."

Affects:  PARCEL VI AND VACATED ALLEY

(43) DEED OF TRUST: A Deed of Trust to secure an indebtedness of $60,000,000.00 and any other amounts payable under the terms thereof:
Recorded:     October 8, 1993 in Book 931008 Document No. 00554 of Official
               Records.
Dated:        October 8, 1993
Trustor:      FOUR QUEENS, INC., A NEVADA CORPORATION
Trustee:      LAND TITLE OF NEVADA, INC.
Beneficiary:  FIRST TRUST NATIONAL ASSOCIATION, A NATIONAL ASSOCIATION

The amount due, terms and conditions of the indebtedness should be determined by contacting the owner of the debt.






                                Page 90 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

Affects:  ALL LOTS

SUBORDINATION AGREEMENT: An Agreement which states that this instrument was subordinated to the lien of the Deed of Trust recorded October 14, 1994 in Book 941014 of Official Records as document 00611; By an Agreement recorded October 14, 1994 in Book 941014 of Official Records as document number 00613.

Said Subordination Agreement was modified by instrument recorded July 7, 1995 in Book 950707 as Document No. 01557 of Official Records.

The above Deed of Trust was Subordinated to Airspace Easements shown as Items No. 46 and No. 47 herein, by Agreement recorded June 30, 1995 in Book 950630 as Document No. 00131 of Official Records.

(44) FINANCING STATEMENT: The effect of a Financing Statement to secure an indebtedness of the amount stated herein, executed by FOUR QUEENS, INC., in favor of FIRST TRUST NATIONAL ASSOCIATION, AS TRUSTEE, in the amount of $ (NOT SET OUT), DATED October 7, 1993, and recorded October 8, 1993 in Book 931008 as Document No. 00555 of Official Records.

Affects:  ALL LOTS

(45) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (a Celestial Vault), recorded June 13, 1994, in Book 940613 as Document No. 05223 of Official Records.

Affects:  THE NORTHEASTERLY 18 FEET OF PARCEL 6

(46) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (a Celestial Vault), recorded June 13, 1994, in Book 940613 as Document No. 05224 of Official Records.

Affects:  NORTHEASTERLY 18 FEET OF PARCELS 5 AND 6











                                Page 91 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(47) DEED OF TRUST: A Deed of Trust to secure an indebtedness of $3,000,000.00 and any other amounts payable under the terms thereof:
Recorded:     October 14, 1994 in Book 941014 Document No. 00611 of Official
              Records.
Dated:        October 13, 1994
Trustor:      FOUR QUEENS, INC., A NEVADA CORPORATION
Trustee:      LAND TITLE OF NEVADA, INC.
Beneficiary:  PUTNAM DIVERSIFIED INCOME TRUST, PUTNAM HIGH INCOME CONVERTIBLE
              AND BOND FUND, PUTNAM MASTER INTERMEDIATE INCOME TRUST, PUTNAM
              MANAGE HIGH YIELD TRUST AND PUTNAM CAPITAL MANAGER TRUST-PUTNAM
              DIVERSIFIED INCOME FUND

The amount due, terms and conditions of the indebtedness should be determined by contacting the owner of the debt.

Affects:  ALL LOTS

An instrument purports to modify the terms of the hereinabove stated Deed of Trust as therein provided, and recorded MARCH 3, 1997, in Book 970303 as Document No. 01154 of Official Records.

(48) FINANCING STATEMENT: The effect of a Financing Statement to secure an indebtedness of the amount stated herein, executed by FOUR QUEENS, INC., in favor of PUTNAM DIVERSIFIED INCOME TRUST; PUTNAM HIGH INCOME CONVERTIBLE AND BOND FUND; PUTNAM MASTER INTERMEDIATE INCOME TRUST; PUTNAM MANAGED HIGH YIELD TRUST AND PUTNAM CAPITAL MANAGER TRUST-PUTNAM DIVERSIFIED INCOME FUND, in the amount of $(NOT SET OUT), dated October 10, 1994, and recorded October 14, 1994 in Book 941014 as Document No. 00612 of Official Records.

Affects:  ALL LOTS

(49) LIEN: A lien due the United States of America for an amount hereinafter set out and any other amounts due thereunder;
Debtor:       ELSINORE CORPORATION & SUBSIDIARIES DBA:  FOUR QUEENS HOTEL &
              CASINO A CORPORATION
Amount:       $5,729,665.86
Identifying No.:  88-0117544
Recorded:     November 21, 1994 in Book 941121 as Document No. 00950
              of Official Records.

(50) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (a Celestial Vault), recorded June 30, 1995, in Book 950630 as Document No. 00139 of Official Records.

Affects:  THE NORTHEASTERLY 18 FEET OF PARCEL FIVE (5)

                                Page 92 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(51) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (as Celestial Vault), recorded November 21, 1995, in Book 951121 as Document No. 01239 of Official Records.

Affects:  THE NORTHEASTERLY 18 FEET OF PARCEL FIVE (5)

(52) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (a Celestial Vault), recorded November 21, 1995, in Book 951121 as Document No. 01241 of Official Records.

Affects:  THE NORTHEASTERLY 18 FEET OF PARCEL FIVE (5)

(53) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (a Celestial Vault), recorded November 21, 1995, in Book 951121 as Document No. 01244 of Official Records.

Affects:  THE NORTHEASTERLY 18 FEET OF PARCEL FIVE (5)

(54) AIRSPACE EASEMENT: An easement affecting that portion of said land and for the purposes therein and incidental purposes thereto, in favor of CITY OF LAS VEGAS, A MUNICIPAL CORPORATION OF THE STATE OF NEVADA, for the construction, support, operation, maintenance, repair and use of the improvements for the Fremont Street Experience (a Celestial Vault), recorded November 12, 1995, in Book 951121 as Document No. 01246 of Official Records.

Affects:  THE NORTHEASTERLY 18 FEET OF PARCEL FIVE (5)

(55) Terms, covenants, conditions and provisions in an instrument entitled, "ORDINANCE NO. 4036", RELATING TO AMENDMENT OF LAS VEGAS REDEVELOPMENT AREA as set forth in instrument recorded November 22, 1996 in Book 961122 as Document No. 00847; Notice of Adoption of said Amendment recorded November 22, 1996 in Book 961122 as Document No. 00848; re-recorded November 25, 1996 in Book 961125 as Document No. 00566 and map delineating said areas was filed November 22, 1996 in Land Grant File, Page 78 as Document 00849 of Official Records.

(56) This company requires a full and complete, confirmed copy of the First Amended Plan of Reorganization in the matter of The estate of Four Queens Inc. Debtor, in Case No. 95-24686 RCJ, in United States Bankruptcy Court, District of Nevada, dated May 22, 1996 and any and all amendments thereto.


                                Page 93 of 143 Pages

                                                ESCROW NO:  95-03-1487 RMG
                                                4th Amendment

(57) This company requires a Certified Copy of Bankruptcy Order entered with the consent of both the Bondholders and the Debtors authorizing an extension of time as set forth in Section 2.32 of The First Amended Plan, dated May 22,1996.

(58) The right is reserved to make additional exceptions and/or requirements after examination of above bankruptcy documentation.

(59) Discrepancies, conflicts in boundary lines, shortage in area, encroachments, or any other facts which a correct survey would disclose, and which are not shown by the public records.

(60) Subject to the rights of party or parties in possession in accordance with any unrecorded leases and/or sub-leases, affecting portions of said land for the term and upon the terms, covenants, conditions and provisions therein contained.

(61) Prior to the issuance of an ALTA form Policy of Title Insurance, it shall be required that this Company be furnished with an ALTA/ACSM LAND TITLE SURVEY conforming to the minimum standard requirements as revised in 1992.

(62) The requirement that a physical inspection of the subject land be made prior to the close of escrow.

NOTE: Additional exceptions and/or requirements may be added to this report upon completion of said inspection.






















                                Page 94 of 143 Pages

                                                    ESCROW NO:  95-03-1487 RMG
                                                    4th Amendment

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-061
Real Estate:             $362,600.00
Improvements:            $.00
Assessed Valuation:      $362,600.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL ONE (1)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-056
Real Estate:             $165,380.00
Improvements:            $.00
Assessed Valuation:      $165,380.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL TWO (2)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-210-062
Real Estate:             $236,250.00
Improvements:            $.00
Assessed Valuation:      $236,250.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS: PARCEL THREE (3)

                                Page 95 of 143 Pages

                                                    ESCROW NO:  95-03-1487 RMG
                                                    4th Amendment

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-057
Real Estate:             $362,600.00
Improvements:            $8,676,290.00
Personal Property:       $2,389,810.00
Assessed Valuation:      $11,428,700.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  A PORTION OF PARCEL FOUR (4)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-058
Real Estate:             $543,900.00
Improvements:            $.00
Assessed Valuation:      $543,900.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECT:  A PORTION OF PARCEL FOUR (4)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-059
Real Estate:             $181,300.00
Improvements:            $.00
Assessed Valuation:      $181,300.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  A PORTION OF PARCEL FOUR (4)

                                Page 96 of 143 Pages

                                                    ESCROW NO:  95-03-1487 RMG
                                                    4th Amendment

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-060
Real Estate:             $362,600.00
Improvements:            $.00
Assessed Valuation:      $362,600.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL FIVE (5)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-062
Real Estate:             $362,600.00
Improvements:            $.00
Assessed Valuation:      $362,600.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL SIX (6)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-055
Real Estate:             $118,130.00
Improvements:            $.00
Assessed Valuation:      $118,130.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL SEVEN (7)


                                Page 97 of 143 Pages

                                                    ESCROW NO:  95-03-1487 RMG
                                                    4th Amendment

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-054
Real Estate:             $118,130.00
Improvements:            $221,390.00
Assessed Valuation:      $339,520.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL EIGHT (8)

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-053
Real Estate:             $118,130.00
Improvements:            $.00
Assessed Valuation:      $118,130.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-210-046
Real Estate:             $1,417,500.00
Improvements:            $804,250.00
Assessed Valuation:      $2,221,750.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL TEN (10)




                                Page 98 of 143 Pages

                                                    ESCROW NO:  95-03-1487 RMG
                                                    4th Amendment

TAX INFORMATION:

1997-1998
Tax District:            203
Tax Rate:                3.0481
Parcel No.:              139-34-111-063
Real Estate:             $283,500.00
Improvements:            $.00
Assessed Valuation:      $283,500.00
Acreage Assessed:        N/A

NOTE: This record is for assessment use only. No liability is assumed as to the accuracy of the data delineated hereon.

AFFECTS:  PARCEL ELEVEN (11)

JJH
































                                Page 99 of 143 Pages

                                                    ESCROW NO:  95-03-1487 RMG
                                                    4th Amendment

                            EXHIBIT "B"

A Leasehold Estate as to Parcels I, II, IV, VI, VII and IX

and

A Fee Estate as to Parcels III, V and VIII











































                                Page 100 of 143 Pages

Copy of a map dated May 8, 1905 of Clark's Las Vegas Townsite, a subdivision of Lincoln County, Nevada, showing lots one through forty as subdivided by then owner Las Vegas Land and Water Company

















































                                Page 101 of 143 Pages

                             SCHEDULE 2.20

                          Environmental Matters


                                  None.















































                                Page 102 of 143 Pages

                            SCHEDULE 3.2(a)

             Non-Contravention; Required Filings and Consents
             ------------------------------------------------

     Mr. Allen E. Paulson ("Mr. Paulson") is the owner of all of the issued and outstanding capital stock of Gaming. Mr. Paulson is also the beneficial owner of approximately 25% of all of the issued and outstanding capital stock of Full House Resorts, Inc., a Delaware corporation ("FHR") and is the Chairman of the Board of FHR. Prior to the execution of this Agreement, Mr. Paulson had proposed that FHR participate in the transactions contemplated by this Agreement. However, Mr. Paulson has been advised by FHR that it does not plan to do so.

     FHR has entered into a joint venture Master Agreement, dated December 29, 1995 (the "JV Agreement"), with GTECH/Dreamport Company ("GTECH"), to, among other things, present certain business opportunities to each other. This obligation was terminated pursuant to a letter, dated January 27, 1997, from GTECH to FHR, amending the JV Agreement, a copy of which was provided to the Company.
































                                Page 103 of 143 Pages

                                                                     EXHIBIT A



              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                                       OF

                         ELSINORE ACQUISITION SUB, INC.

            Pursuant to 78.385 of the Nevada Revised Statutes (the "NRS"), the undersigned, being at least two-thirds of the Board of Directors of Elsinore Acquisition Sub, Inc., a Nevada corporation (the "Corporation"), does hereby declare and state as follows:

            1. That the Articles of Incorporation of the Corporation were duly filed with the Nevada Secretary of State on July 1, 1997.

            2. That this amendment was approved by unanimous written consent of the holders of all of the outstanding shares of capital stock of the Corporation.

            3. That the Articles of Incorporation of the Corporation are hereby amended in their entirety, as follows:

                                AMENDED AND RESTATED

                              ARTICLES OF INCORPORATION

                                        OF

                            ELSINORE ACQUISITION SUB, INC.

                                     ARTICLE 1

                                       NAME

          The name of the Corporation is Elsinore Acquisition Sub, Inc.













                                Page 104 of 143 Pages

                                   ARTICLE 2

                    INITIAL RESIDENT AGENT AND REGISTERED OFFICE

            The name of the initial resident agent of the Corporation is The Corporation Trust Company of Nevada, a corporate resident of the State of Nevada, whose business address is One East First Street, Reno, Nevada 89501.

                                   ARTICLE 3

                                 CAPITAL STOCK

            Section 3.1. Authorized Shares. The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is 1,000 shares of common stock with a par value of $.001 per share (the "Common Stock").

            Section 3.2. Assessment of Shares. The capital stock of the Corporation, after the amount of the subscription price has been paid, shall not be subject to pay the debts of the Corporation, and no capital stock issued as fully paid up shall ever be assessable or assessed.

            Section 3.3. Denial of Preemptive Rights. No stockholder of the Corporation shall have any preemptive or other right, by reason of his status as a stockholder, to acquire any unissued shares, treasury shares, or securities convertible into shares of the capital stock of the Corporation. This denial of preemptive rights shall, and is intended to, negate any rights which would otherwise be given to stockholders pursuant to NRS 78.265,
78.267 or any successor statute.

                                   ARTICLE 4

                                   DIRECTORS

            Section 4.1. Style of Governing Board. The members of the governing board of the Corporation shall be styled Directors.

            Section 4.2. Initial Board of Directors. The initial Board of Directors shall consist of one member.

            Section 4.3. Names and Addresses. The name and address of the person who is to serve as Director until the first annual meeting of the stockholders, or until his successor shall have been elected and qualified, is as follows:





                                Page 105 of 143 Pages

            Name                    Address

            Allen E. Paulson        c/o Skadden, Arps, Slate,
                                      Meagher & Flom LLP
      300 S. Grand Avenue
      Los Angeles, CA   90071
      Attention:   Brian J. McCarthy

            Section 4.4. Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the bylaws of the Corporation.

                                   ARTICLE 5

                       LIABILITY OF DIRECTORS AND OFFICERS

            Section 5.1 Limitation of Person Liability. No director of officer of the Corporation shall be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. This provision shall not eliminate or limit the liability of a director or officer of the Corporation for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of distributions in violation of NRS 78.300. If the NRS are hereafter amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of directors or officers shall be eliminated or limited to the full extent then so permitted.

             Section 5.2 Payment of Expenses. In addition to any other rights of indemnification permitted by the law of the State of Nevada as may be provided for by the Corporation, in its bylaws or by agreement, the reasonable expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation, must be paid, by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

             Section 5.3 Repeal And Conflicts. Any repeal or modification of this Section 5 approved by the stockholders of the Corporation shall be prospective only. In the event of any conflict between this Article 5 and any other Article of the Corporation's Articles of Incorporation, the terms and provisions of this Article 5 shall control.


                                Page 106 of 143 Pages

                                    ARTICLE 6

                       COMPLIANCE WITH GAMING CONTROL ACT

             All of the directors of the Corporation shall be subject to, and the composition of the Board of Directors of the Corporation shall be in compliance with, the requirements and qualifications imposed by the Nevada Gaming Control Act (Nevada Revised Statutes 463.010 et seq., as amended from time to time), or any successor provision of Nevada law, and the regulations promulgated thereunder, and the rules and regulations of any governmental agency responsible for the licensing and regulation of gaming operations, including without limitation, the Nevada State Gaming Control Board, the Nevada State Gaming commission and the Clark County Liquor and Gaming Licensing Board.

                                   ARTICLE 7

                                 MISCELLANEOUS

            The corporation shall not be governed by the provisions of Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, or Sections 78.411 to 78.444, inclusive.

            The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

            IN WITNESS WHEREOF, I have executed these Amended and Restated
Articles of Incorporation of the Corporation as of September     , 1997.

__________________________

Allen E. Paulson

President, Secretary & Treasurer













                                Page 107 of 143 Pages

                                                                  Exhibit B

                                    BYLAWS

                                      OF

                         ELSINORE ACQUISITION SUB, INC.

                                   ARTICLE I

                                IDENTIFICATION

            Section 1.1 Name. The name of the corporation is Elsinore Acquisition Sub, Inc.

            Section 1.2 Registered Office and Resident Agent. The address of the registered office of the corporation is One East First Street, Reno Nevada 89501; and the name of the resident agent at this address is The Corporation Trust Company of Nevada.

            Section 1.3 Fiscal Year. The fiscal year of the corporation shall begin on the 1st day of January in each year and end on the 31st day of December next following.

                                  ARTICLE II

                                     STOCK

            Section 2.1 Issuance of Shares. Shares of stock may be issued for labor, services, personal property, real estate or leases thereof or for money from time to time by the Board of Directors. Treasury shares may be disposed of by the corporation for such consideration as aforesaid from time to time by the Board of Directors.

            Section 2.2 Payment of Shares. The consideration for the issuance of shares may be paid, in whole or in part, in money, in other property, as aforesaid, or in labor or services actually performed for the corporation. When payment of the consideration for which shares are to be issued shall have been received by the corporation such shares shall be deemed to be fully paid and non- assessable. Future services shall not constitute payment or part payment for shares of the corporation. In the absence of fraud in the transaction, the judgment of the Board of Directors as to the value of the consideration received for shares shall be conclusive. No certificate shall be issued for any share until the share is fully paid.

            Section 2.3 Certificates Representing Shares. Each holder of the shares of stock of the corporation shall be entitled to a certificate signed by the President or a Vice President and the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation.

                                Page 108 of 143 Pages

             Section 2.4 Transfer of Stock. The corporation shall register a transfer of a stock certificate presented to it for transfer if;

            (a) Endorsement. The certificate is properly endorsed by the registered holder or by his duly authorized attorney;

            (b) Witnessing. The endorsement or endorsements are witnessed by one witness unless this requirement is waived by the Secretary of the corporation;

            (c) Adverse Claims. The corporation has no notice of any adverse claims or has discharged any duty to inquire into any such claims;

            (d) Collection of Taxes. There has been compliance with any applicable law relating to the collection of taxes.

                                 ARTICLE III

                              THE STOCKHOLDERS

            Section 3.1 Place of Meetings. Meetings of the stockholders of the corporation may be held at its registered office in the State of Nevada or at any other place within or without the State of Nevada as may be designated in the notice thereof.

            Section 3.2 Annual Meetings. Unless the stockholders shall have executed and delivered a written consent electing at least one-fourth of the directors annually, the annual meeting of the stockholders shall be held each year at the principal office of the corporation at the hour of 10:00 o'clock A.M. on the anniversary date of the incorporation of this corporation, if this day shall fall on a normal business day, and if not, then on the first following normal business day. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the corporation.

            Section 3.3 Special Meetings. Special meetings of the stockholders may be called by the President, the Board of Directors, or by the Secretary at the written request (stating the purpose or purposes for which the meeting is called) of the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

            Section 3.4 Notice of Meetings; Waiver. Written notice stating the place, day, and hour of the meeting and, in case of a special meeting the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting, to each registered holder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the registered holder at his address as it appears on the stock transfer books of the corporation, with postage on it prepaid. Waiver
                                Page 109 of 143 Pages
by a stockholder in writing of notice of a stockholders' meeting shall constitute a waiver of notice of the meeting, whether executed and/or delivered before or after such meeting.

            Section 3.5 Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. The stockholders present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. The act of a majority of the shares entitled to vote at a meeting at which a quorum is present shall be the act of the stockholders, unless a greater number is required by applicable law.

            Section 3.6 Proxies. A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No proxy shall be valid after six months from the date of its creation, unless otherwise provided in the proxy.

            Section 3.7 Action Without A Meeting. Any action that may be taken at a meeting of the stockholders, or of a committee, may be taken without a meeting if a consent in writing, setting forth the actions taken, shall be signed by the stockholders, or the members of the committee, holding at least a majority of the voting power, unless a greater proportion of voting power is required for such an action at a meeting, as the case may be.

                                ARTICLE IV

                          THE BOARD OF DIRECTORS

            Section 4.1 Number and Qualifications. The business and affairs of the corporation shall be managed by a Board of one (1) or more Directors. The number of directors may be increased or decreased from time to time and at any time by the stockholders, or Board of Directors.

            Section 4.2 Election. Members of the initial Board of Directors shall hold office until the first annual meeting of stockholders and until their successors shall have been elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall be elected and qualified. Notwithstanding anything herein to the contrary, any director may be removed from office at any time by the vote or written consent of stockholders representing not less than two-thirds of the issued and outstanding stock entitled to vote.

            Section 4.3 Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum of the Board of Directors, and by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, subject to removal as aforesaid.

                                Page 110 of 143 Pages

            Section 4.4 Place of Meeting. The Board of Directors, annual, regular or special, may be held either within or without the State of Nevada.

            Section 4.5 Annual Meetings. Immediately after the annual meeting of the stockholders, the Board of Directors may meet each year for the purpose of organization, election of officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for this annual meeting shall be necessary.

            Section 4.6 Other Meetings. Other meetings of the Board of Directors may he held upon notice by letter, telegram, facsimile, cable, or radiogram, delivered for transmission not later than during the third day immediately preceding the day for the meeting, or by telephone, or radiophone received not later than during the second day preceding the day for the meeting, upon the call of the President or Secretary of the corporation at any place within or without the State of Nevada. Notice of any meeting of the Board of Directors may be waived in writing signed by the person or persons entitled to the notice, whether before or after the time of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of the meeting.

            Section 4.7 Quorum. A majority of the number of directors holding office shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum has been achieved shall be the act of the Board of Directors unless the act of a greater number is required by applicable law.

            Section 4.8 Action Without A Meeting. Any action that may be taken at a meeting of the directors, or of a committee, may be taken without a meeting if a consent in writing, setting forth the actions taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be.

                                  ARTICLE V

                                THE OFFICERS

            Section 5.1 Officers. The officers of the corporation shall consist of a President, Secretary and Treasurer, and may also include a Chairman of the Board, one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, or such other officers or assistant officers or agents as may be provided herein, or otherwise deemed necessary, from time to time by the Board of Directors. Officers need not be directors of the corporation. Each officer so elected shall hold office until his successor is elected and qualified, but shall be subject to removal at any time by the vote or written consent of a majority of the directors. No person shall be prohibited from concurrently holding more than one office or from being the sole officer of the corporation.

                                Page 111 of 143 Pages

            Section 5.2 Vacancies. Whenever any vacancies shall occur in any office by death, resignation, increase in the number of offices of the corporation, or otherwise; the same shall be filled by the Board of Directors, and the officer so elected shall hold office until his successor is elected and qualified, subject to removal as aforesaid.

            Section 5.3 The Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the directors, discharge all duties incumbent upon the presiding officer, and perform such other duties as the Board of Directors may prescribe.

            Section 5.4 The President. The President shall have active executive management of the operations of the corporation, subject, however, to the control of the Board of Directors. He shall preside at all meetings of stockholders, discharge all the duties incumbent upon a presiding officer, and perform such other duties as these Bylaws provide or the Board of Directors may prescribe. The President shall have full authority to execute powers in behalf of the corporation, to vote stock owned by it in any other corporation, and to execute powers of attorney appointing other corporations, partnerships, or individuals the agent of the corporation.

            Section 5.5 The Vice President. The Vice President shall perform all duties incumbent upon the President during the absence or disability of the President, and shall perform such other duties as these Bylaws provide or the Board of Directors may prescribe.

            Section 5.6 The Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors, and shall keep a true and complete record of the proceedings of these meetings. He shall be custodian of the records of the corporation. He shall attend to the giving of all notices and shall perform such other duties as these Bylaws may provide or the Board of Directors may prescribe.

            Section 5.7 The Treasurer. The Treasurer shall keep correct and complete records of account, showing accurately at all times the financial condition of the corporation. He shall be the legal custodian of all moneys, notes, securities, and other valuables that may from time to time come into the possession of the corporation. He shall immediately deposit all funds of the corporation coming into his hands in some reliable bank or other depositary to be designated by the Board of Directors, and shall keep this bank account in the name of the corporation. He shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition of the corporation, and shall perform such other duties as these Bylaws may provide or the Board of Directors may prescribe. The Treasurer may be required to furnish bond in such amount as shall be determined by the Board of Directors.

                                Page 112 of 143 Pages

            Section 5.8 Transfer of Authority. In case of the absence of any officer of the corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may transfer the powers or duties of that officer to any other officer or to any director or employee of the corporation, provided a majority of the full Board of Directors concurs.

                                   ARTICLE VI

                    NEGOTIABLE INSTRUMENTS, DEEDS, AND CONTRACTS

            Section 6.1 Negotiable Instruments, Deeds, and Contracts. All checks, drafts, notes bonds, bills of exchange, and orders for the payment of money of the corporation; all deeds, mortgages, and other written contracts and agreements to which the corporation shall be a party; and all assignments or endorsements of stock certificates, registered bonds, or other securities owed by the corporation shall, unless otherwise required by law, or otherwise authorized by the Board of Directors as hereinafter set forth, be signed by the President or by anyone of the following officers: Vice President, Secretary, or Treasurer. The Board of Directors may designate one or more persons, officers or employees of the corporation, who may, in the name of the corporation and in lieu of, or in addition to, those persons hereinabove named, sign such instruments; and may authorize the use of facsimile signatures of any of such persons. Any shares of stock issued by any other corporation and owned or controlled by the corporation may be voted at any stockholders' meeting of the other corporation by the President of the corporation, if he be present; or, in his absence, by the Secretary of the corporation and, in the event both the President and Secretary shall be absent, then by such person as the President of the corporation shall, by duly executed proxy, designate to represent the corporation at such stockholders meeting.

                                  ARTICLE VII

                                INDEMNIFICATION

            Section 7.1   Indemnification of Agents of the Corporation:
Purchase of Liability Insurance.

           (a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, expect an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, or other enterprise, against expenses, including attorney fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if he or she acted in good faith and in a manner which he or she reasonably

                                Page 113 of 143 Pages
believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

            (b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, or other enterprise, against expenses, including amounts paid in settlement and attorney fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. However, indemnification shall not be made for any claim, issue, or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

            (c) To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsection (a) or (b), or in defense of any claim, issue, or matter therein, he or she shall be indemnified by the corporation against expenses, including attorney fees, actually and reasonably incurred by him or her in connection with the defense.

            (d) Any indemnification under subsection (a) or (b), unless ordered by a court or advanced pursuant to subsection (e), shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances. The determination shall be made: (i) by the stockholders;
(ii) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding; or (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

           (e) The expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of

                                Page 114 of 143 Pages
the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this subsection (e) do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

            (f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this ARTICLE VII (i) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation, the Bylaws, or any agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e), shall not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action and (ii) continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors, and administrators of such a person.

            (g) The corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, or other enterprise, for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses. The other financial arrangements made by the corporation may include any now or hereafter permitted by applicable law.

            (h) In the event that the laws of the State of Nevada shall hereafter permit or authorize indemnification by the corporation of the directors, officers, employees, or agents of the corporation for any reason or purpose or in any manner not otherwise provided for in this ARTICLE VII, then such directors, officers, employees, and agents shall be entitled to such indemnification by making written demand therefor upon the corporation, it being the intention of this ARTICLE VII at all times to provide the must comprehensive indemnification coverage to the corporation's directors, officers, employees, and agents as may now or hereafter be permitted by the laws of the State of Nevada.

            (i) The foregoing indemnification provisions shall inure to the benefit of all present and future directors, officers, employees, and agents of the corporation and all persons now or hereafter serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, limited liability company, trust, or

                                Page 115 of 143 Pages
other enterprise and their heirs, executors, and administrators, and shall be applicable to all acts or omissions to act of any such persons, whether such acts or omissions to act are alleged to have or actually occurred prior to or subsequent to the adoption of this ARTICLE VII.

            (j) Any insurance or other financial arrangement made on behalf of a person pursuant to this Section may be provided by the corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by the corporation. In the absence of fraud:

                 (1) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                 (2)   the insurance or other financial arrangement:

                      (i)   is not void or voidable; and

                      (ii) does not subject any director approving it to personal liability for his action,

            even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

            Section 7.2 Vested Rights. Neither the amendment nor repeal of this ARTICLE VII, nor the adoption of any provision of the Articles of Incorporation or the Bylaws or of any statute inconsistent with this ARTICLE VII, shall adversely affect any right or protection of a director, officer, employee, or agent of the corporation existing at the time of such amendment, repeal, or adoption of such inconsistent provision.

                                   ARTICLE VIII

                                    AMENDMENTS

            Section 8.1 The power to alter, amend or repeal these Bylaws, or adopt new Bylaws, is vested in the Board of Directors, but the affirmative vote of a majority of the Board of Directors holding office shall be necessary to effect any such action.

             I hereby certify that the foregoing Bylaws are a true and correct copy of the Bylaws of the corporation as adopted as of September 4, 1997.

                                             s/ Allen E. Paulson
                                           -----------------------------
                                           Allen E. Paulson, Secretary

                                Page 116 of 143 Pages

                                                                     Exhibit C


                         CONFIDENTIALITY AGREEMENT


                                 May 5, 1997


Mr. Allen Paulson
c/o Jefferies & Company, Inc.
Attention:  M. Brent Stevens
Managing Director, Corporate Finance
11100 Santa Monica Boulevard, Tenth Floor
Los Angeles, CA  90025

               Re:  Elsinore Corporation
                    ____________________

Gentlemen:

         We understand that you are considering a possible negotiated acquisition transaction (the "Transaction") with Elsinore Corporation. In connection with the foregoing, Elsinore Corporation or its subsidiaries (the "Company") may furnish to you, either orally, in writing, or by inspection, certain information, material and documents (collectively, "Proprietary Information") regarding the Company and its business, assets, financial condition, operations and prospects, which may be helpful in evaluating the Transaction. As a condition to our furnishing you with Proprietary Information, you hereby agree as follows:

         1. All Proprietary Information heretofore or hereafter furnished to you by the Company shall be deemed confidential and shall be kept in strict confidence under appropriate safeguards. The term Proprietary Information, as used herein, does not include any information which (i) as shown by written records, was lawfully in your possession prior to any disclosure by the Company, provided that the source of such information was, to the best of your knowledge, not bound by confidentiality obligations in respect thereof, or
(ii) is generally available to the public other than as a result of disclosure by your employees, your agents, your representatives or others acting on your behalf.

          2. Except as otherwise provided herein or without the Company's prior written consent, you will not, directly or indirectly: (i) disclose or reveal any Proprietary Information to any persons, firms or entities except to a limited group of your attorneys or professional advisors, including Jefferies & Company, Inc., who are actively and directly participating in the evaluation of the Transaction (collectively, the "Representatives"), each of whom shall be informed by you of the confidential nature of the Proprietary Information and provided with a copy of this letter agreement and agree in


                                Page 117 of 143 Pages

Mr. Allen Paulson
May 5, 1997
Page 2


writing to observe the same terms and conditions set forth herein as if specifically named a party hereto; (ii) use the Proprietary Information for any purpose other than in connection with the Transaction; and (iii) except as may be required by law or judicial process or as requested by any governmental, regulatory or self-regulatory organization, disclose to any person or entity the terms, conditions or other facts with respect to the Transaction (including the existence and status thereof) or that Proprietary Information has been made available to you. In any event, you shall be responsible for any disclosure of the Proprietary Information by your Representatives other than pursuant to the terms and subject to the conditions of this letter agreement.

          3. Upon written notice from the Company, you will deliver promptly to the Company all written or tangible material containing or reflecting any Information contained in the Proprietary Information (whether prepared by the Company or otherwise), without retaining any copies, summaries, analyses or extracts thereof. All documents, memoranda, notes and other writings whatsoever prepared by you or your representatives based on the information contained in the Proprietary Information shall be destroyed, and such destruction shall be certified in writing to the Company by you or your representatives supervising such destruction.

          4. Notwithstanding any provisions of this letter agreement to the contrary, in the event that you are requested or required in a judicial, administrative or governmental proceeding to disclose any Proprietary Information, you will provide the Company with prompt notice of such request so that the Company may, at its sole cost and expense, seek an appropriate protective order or waive your compliance with the confidentiality provisions of this letter agreement. If as a result of any such request or requirement, you are, in the opinion of your counsel, compelled to disclose Proprietary Information to any tribunal or else stand liable for contempt or other censure or penalty, you may disclose such Proprietary Information to such tribunal without liability hereunder provided that you comply with the notice provisions of this Section 4.

          5. Except as may be specifically provided hereafter in a definitive written agreement providing for the Transaction (a "Transaction Agreement"), the Company shall not be deemed to make or have made any representation or warranty, express or implied, as to the accuracy or completeness of any Proprietary Information which the Company furnishes to you, and the Company shall have no liability to you or any of your Representatives resulting from the use of any Proprietary Information by you or your representatives.

          6. Until the earliest of (i) the execution by you of a Transaction Agreement or (ii) two years from the date of this letter agreement, you agree not to initiate or maintain contact (except for those contacts made in the

                                Page 118 of 143 Pages

Mr. Allen Paulson
May 5, 1997
Page 3


ordinary course of business) with any officer, director or employee or agent of the Company or its subsidiaries regarding its business, operations, prospects or finances, except with the express written permission of the Company. You further agree that for a period of one year from the date hereof you will not hire any of the employees of the Company or its subsidiaries with whom you had contact during the period of your investigation of the Company unless such employee is terminated by the Company.

          7. You hereby acknowledge that you are aware (and that your Representatives who are apprised of this matter have been advised) that the United States securities laws prohibit you, the Representatives and any person or entity who has received material non-public information about the Company from purchasing or selling securities of the Company.

          8. Without prejudice to any rights and remedies otherwise available to the Company, the Company shall be entitled to equitable relief by way of injunction if you breach any provision of this letter agreement. No failure or delay by the Company or the representatives in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. If any party employs legal counsel to enforce any of the provisions of this letter agreement or if any action at law or equity is instituted in connection with or arising from this letter agreement, by any party against the other(s), the prevailing party(ies) shall be entitled to receive its/their costs, expenses and attorneys' fees.

          9. You also understand and agree that no contract or agreement providing for a transaction with the Company shall be deemed to exist between you and the Company unless and until a Transaction Agreement has been executed and delivered, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with a possible transaction with the Company unless and until you shall have entered into a Transaction Agreement. You also agree that unless and until a Transaction Agreement between the Company and you has been executed and delivered, the Company has no legal obligation of any kind whatsoever with respect to any such transaction by virtue of this letter agreement or any other written or oral expression with respect to such transaction except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this paragraph, the term "Transaction Agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid on your part.

          10. This letter agreement shall be binding upon your successors and assigns and shall inure to the benefit of, and be enforceable by, the Company's successor and assigns.

                                Page 119 of 143 Pages

Mr. Allen Paulson
May 5, 1997
Page 4


          11. The provisions of this letter agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

          12. This letter agreement shall be construed (both as to validity and performance) and enforced in accordance with, and governed by, the laws of the State of Nevada applying to agreements made and to be performed wholly within such jurisdiction.

          13. This letter agreement contains the entire agreement between you and the Company concerning the confidentiality of the Proprietary Information. This letter agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this letter agreement that are to be so waived, amended or modified.

          14. This letter agreement may be executed in any number of counterparts and each of such counterpart shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

          Please indicate your agreement with the foregoing by executing the accompanying copy of this letter agreement and returning it, whereupon it shall constitute a binding agreement between us as of the date first above written.
                                    Very truly yours,

                                    ELSINORE CORPORATION


                                       s/ Jeffrey T. Leeds
                                      ----------------------
                                      Jeffrey T. Leeds
                                      President


AGREED TO AND ACCEPTED:


 s/ Allen E. Paulson
-----------------------
Allen E. Paulson



                                Page 120 of 143 Pages

R&E Gaming Corp.
P.O. Box 9660
Rancho Santa Fe, CA  92067


                                          September 15, 1997


Elsinore Corporation
202 Fremont Street
Las Vegas, Nevada 89101

Morgens, Waterfall, Vintiadis
& Company, Inc.
Swiss Bank Tower
10 East 50th Street
New York, NY 10022

Ladies and Gentlemen:

           Reference is made to Schedule 3.2(a) of the Agreement and Plan of Merger, dated as of September __, 1997 (the "Agreement"), by and among R&E Gaming Corp. ("Gaming"), a Delaware corporation, Elsinore Acquisition Sub, Inc. ("EAS"), a Nevada corporation and Elsinore Corporation ("Elsinore"), a Nevada corporation. Terms used herein but not otherwise defined shall have the meaning given to such terms as set forth in the Agreement.

           In the event that the Elsinore Merger is terminated pursuant to
Section 6.1(b) or 6.1(c) of the Agreement solely by virtue of the fact that there is an order or injunction prohibiting the consummation of the Elsinore Merger pursuant to an action involving Full House Resorts Inc., a Delaware corporation, then such termination shall not constitute a Non-Payment Termination Event (as defined in the Elsinore Merger Agreement and the Elsinore Option Agreement) and Elsinore shall be entitled to receive from Gaming and/or EAS the amount set forth in Section 6.2(c) of the Agreement and the Option Seller shall be entitled to receive the grant set forth in Section 1.3(a) of the Option Agreement.


                                          Very truly yours,

                                          R&E Gaming Corp.



                                          By:  s/ Allen E. Paulson
                                              ------------------------
                                              Name:  Allen E. Paulson
                                              Title:  President

                                Page 121 of 143 Pages

====================================================================








                        OPTION AND VOTING AGREEMENT

                                   by
                                   and
                                 between


                              R&E GAMING CORP.,
                               as Purchaser,

                                   and

                MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.,
                   on behalf of certain investment accounts,
                                as Seller

                      Dated as of September 15, 1997








==================================================================









                                Page 122 of 143 Pages

                       OPTION AND VOTING AGREEMENT


           OPTION AND VOTING AGREEMENT (this "Agreement"), dated as of September 15, 1997, by and between R & E Gaming Corp., a Delaware corporation (together with its assignees or designees, the "Purchaser"), and Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts identified on the signature pages hereto (the "Seller").

           WHEREAS, concurrently with the execution and delivery of this Agreement, the Purchaser is entering into an Agreement and Plan of Merger (the "Elsinore Merger Agreement") with Elsinore Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of the Purchaser ("Acquisition Sub"), and Elsinore Corporation, a Nevada corporation ("EC"), pursuant to which the Acquisition Sub shall merge with and into EC (the "Elsinore Merger"), upon the terms and conditions set forth therein;

           WHEREAS, the Seller desires that the Purchaser, Acquisition Sub and EC enter into the Elsinore Merger Agreement;

           WHEREAS, as partial consideration for the grant by the Seller of the option hereunder, the Purchaser agrees to pay the Seller an amount equal to $2,936,550.08, if the transactions contemplated by the Elsinore Merger Agreement are not consummated, other than as a result of certain circumstances specified herein;

           WHEREAS, in order to ensure payment of the obligation described in the immediately preceding paragraph, concurrently with the execution and delivery of this Agreement and the Elsinore Merger Agreement, the Purchaser has delivered a letter of credit in the face amount of $2,936,550.08 to the Seller, which is substantially in the form of Exhibit A hereto (the "Letter of Credit"), which shall provide that it may be drawn on in the event the transactions contemplated by the Elsinore Merger Agreement are not consummated, other than as a result of certain circumstances specified herein;

           WHEREAS, the Seller beneficially owns 4,646,440 shares of EC common stock, par value $.001 per share (all shares of EC common stock being the "Common Stock" and all shares of Common Stock owned by the Seller, being the "Shares"), which Shares represent approximately 94.3% of the issued and outstanding shares of Common Stock; and

           WHEREAS, in consideration for entering into the Elsinore Merger Agreement, the Seller desires to (i) grant to the Purchaser an option to purchase from the Seller all (but not less than all) of the Shares upon the terms and subject to the conditions set forth herein and (ii) vote the Shares in the manner set forth herein;

           NOW, THEREFORE, in consideration of the foregoing premises and the agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                Page 123 of 143 Pages

                                ARTICLE I
                              GRANT OF OPTION


           SECTION 1.1 Grant of Option. Upon the terms and subject to the conditions set forth herein, the Seller hereby grants to the Purchaser an irrevocable option (the "Purchase Option") to purchase the Shares.

           The Purchase Option shall be exercisable, in whole and not in part, by written notice (the "Exercise Notice") by the Purchaser delivered to the Seller, at any time after the date hereof, but not later than the date on which the Elsinore Merger Agreement is terminated pursuant to Section 6.1(c) thereof or if the Elsinore Merger Agreement has otherwise been terminated, then June 1, 1998 (such period being hereinafter referred to as the "Exercise Period"); provided, however, that the Purchase Option shall not be exercisable at any time when such exercise would violate any applicable law, including, without limitation, any statute or regulation related to the ownership or control of a publicly traded company registered with the Nevada Gaming Commission (the "Gaming Commission"). In addition, in the event the Elsinore Merger is consummated, the Purchase Option shall terminate automatically, the Shares shall be converted into the right to receive the Merger Consideration set forth in the Elsinore Merger Agreement; it being understood that the Elsinore Merger Agreement provides for a reduction of the consideration payable, upon consummation of the Elsinore Merger, to the Seller on account of any interest previously paid to the Seller pursuant to Section 1.2(b) hereof. The Seller hereby consents to the reduction of the consideration payable to it under the terms of the Elsinore Merger Agreement by the amount of interest paid to it pursuant to Section 1.2(b) hereof.

           Upon exercise of the Purchase Option or the exercise of the Put Option (as defined in Section 4.7 hereof), subject to the conditions contained in Article V hereof, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase and accept from the Seller at the closing (the "Closing") to be held as soon as possible after the satisfaction or waiver of the conditions set forth in this Agreement (the date on which the Closing occurs shall be referred to herein as the "Closing Date"), the Seller's rights, title and interest in and to the Shares in exchange for the Purchase Price (as defined below).


           SECTION 1.2   Purchase Price.

                  (a) Upon exercise of the Purchase Option or the Put Option, the Purchaser agrees to pay to the Seller on the Closing Date, in consideration for the purchase of the Shares, an aggregate amount equal to $3.16 per Share (the "Initial Purchase Price" and, when adjusted as provided in this Section 1.2, the "Purchase Price"), for an aggregate of $14,682,750.40 in addition to any accrued but unpaid interest payments required by Section 1.2(b).



                                Page 124 of 143 Pages

                  (b) During the period commencing on June 1, 1997 and ending on the date immediately preceding the earlier of the Closing Date or the date this Agreement is terminated in accordance with its terms, the Purchaser agrees to pay to the Seller $3,793.38 per day, which represents interest calculated at 9.43% per annum on the Initial Purchase Price, payable monthly in arrears on each monthly anniversary of such execution and not later than the fifth day following such monthly anniversary of such period, unless otherwise provided in this Section 1.2(b). The first payment to be made by the Purchaser shall be made on the date of execution of this Agreement and shall consist of all amounts due and payable to such date under this Section 1.2(b). All payments required to be made in accordance with this Section 1.2(b) shall be made by wire transfer or immediately available funds to such account as the Seller shall have designated on Exhibit B hereto.

                  (c) If, between the date of this Agreement and the Closing Date, the number of issued and outstanding shares of Common Stock shall have been changed (or EC shall have declared a record date with respect to a prospective change of the Common Stock) into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, this Agreement (including the terms "Share" and "Common Stock") will be deemed to relate to all securities issued with respect to the Common Stock, and the Purchase Price shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

                  (d) If, between the date of this Agreement and the Closing Date, EC issues or commits to issue any shares of Common Stock (other than (i) the issuance of 70,687 shares of Common Stock to the holders of unsecured claims against EC or Four Queens, Inc., (ii) the issuance of 1,125,000 shares of Common Stock to Riviera pursuant to warrants held by Riviera (the "Riviera Warrants"), and (iii) any other options, convertible securities and other rights to acquire shares of Common Stock referred to in Section 2.2 or
Schedule 2.2 of the Elsinore Merger Agreement or issued in accordance with
Section 4.1 thereof, without consideration or for a consideration per share less than the Purchase Price in effect immediately prior to such issuance (in the case of non-cash consideration, deemed to be the fair market value thereof), the Purchase Price shall immediately be reduced to the price determined by dividing (1) the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance multiplied by the Purchase Price in effect immediately prior to such issuance and (B) the consideration, if any, received by EC upon such issuance, by (2) the total number of shares of Common Stock outstanding immediately after such issuance.

                  (e) If, between the date of this Agreement and the Closing Date, any dividend or other distribution (other than a stock dividend, which shall require the adjustment set forth in clause (c) above) is declared or paid upon the Common Stock (whether in cash, property or securities), the




                                Page 125 of 143 Pages

Purchase Price shall be reduced by the per share amount of such dividend or distribution (in the case of non-cash dividends or distributions, by an amount equal to the fair market value thereof).

                  (f) If, between the date of this Agreement and the Closing Date, EC or any of its subsidiaries shall repurchase or otherwise acquire any shares of Common Stock (other than shares issued pursuant to warrants, options, convertible securities and other rights to acquire shares of Common Stock referred to in Section 2.2 or Schedule 2.2 of the Elsinore Merger Agreement or issued in accordance with Section 4.1 thereof), and the per share consideration paid by EC or its subsidiaries (in the case of non-cash consideration, valued of the fair market value thereof) exceeds the Purchase Price per share, the total Purchase Price shall be reduced to the price determined by dividing (i) the difference between (A) the number of shares of Common Stock outstanding immediately prior to such repurchase or redemption multiplied by the Purchase Price in effect immediately prior to such purchase or redemption minus (B) the consideration, if any, paid by EC for such repurchase or redemption, by (ii) the total number of shares of Common Stock outstanding immediately after such repurchase or redemption.

            SECTION 1.3   Termination of Elsinore Merger Agreement.

                  (a) The Seller shall be entitled to receive, as partial consideration for the grant by the Seller of the Purchase Option to the Purchaser hereunder, an amount equal to $2,936,550.08 if (A) the Elsinore Merger Agreement is terminated (except pursuant to a Non-Payment Termination Event (as defined herein) or (B) the Elsinore Merger does not occur in accordance with the terms thereof on or before April 1, 1998 (or, if the termination date of the Elsinore Merger Agreement is extended in accordance with Section 6.1(c) thereof, June 1, 1998) for any reason other than the occurrence of a Non-Payment Termination Event; provided, that the Seller shall be entitled to receive the consideration described above in the event that the Seller shall be entitled to receive the consideration described in Section 1.3 of the Riviera Option and Voting Agreement (as defined in Section 4.7 hereof) in accordance with the terms thereof; and, provided further that the Seller shall be entitled to the consideration described above if the Elsinore Merger is not consummated as a result of the breach by Purchaser, Acquisition Sub, or Allen E. Paulson of any covenants or warranties made by or about them in the Elsinore Merger Agreement; and, provided further, that the Seller shall not be entitled to the consideration described above if the Elsinore Merger is not consummated as a result of the breach of this Agreement by the Seller. A "Non-Payment Termination Event" shall mean the termination of the Elsinore Merger Agreement pursuant to Sections 6.1(a), 6.1(b), 6.1(c) (because of the failure to satisfy Sections 5.1(a), 5.1(c), 5.1(d), 5.2(c), or 5.2(f)), 6.1(d), 6.1(e)(iii) or 6.1(e)(iv) thereof. In addition, in the event that the Elsinore Merger Agreement is terminated pursuant to Section 6.1(c) because of the failure of Purchaser, Acquisition Sub or Mr. Allen E. Paulson to obtain the required approvals of the Gaming Authorities, then such event shall constitute a Non-Payment Termination Event unless Mr. Allen E. Paulson is in breach of his representation and covenant contained in Section 6.2(d) of the Elsinore Merger Agreement.

                                Page 126 of 143 Pages

                  (b) In order to ensure payment of the obligation described in Section 1.3(a) hereof, concurrently with the execution and delivery of this Agreement, the Purchaser shall deliver a Letter of Credit in the face amount of $2,936,550.08 to the Seller. In the event that the Seller shall be entitled to receive compensation pursuant to Section 1.3(a) hereof, the Seller shall be entitled to demand payment under the Letter of Credit issued to the Seller.

                  (c) In the event the Elsinore Merger Agreement is terminated pursuant to Sections 6.1(b), 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iii), 6.1(d)(iv), 6.1(d)(v), 6.1(e)(iii) or 6.1(e)(iv) thereof, the Seller shall immediately pay to the Purchaser an amount equal to all payments received by the Seller pursuant to this Agreement; provided that the Seller shall be entitled to retain such payments if either (i) the Shares shall be purchased pursuant to this Agreement or (ii) the Elsinore Merger is not consummated as a result of the breach by the Purchaser, Acquisition Sub or Allen E. Paulson of any covenants or warranties made by or about them in the Elsinore Merger Agreement.


                               ARTICLE II
                      REPRESENTATIONS AND WARRANTIES

            SECTION 2.1 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser as follows:

                  (a) Organization and Standing. The Seller is duly organized, validly existing and in good standing under the laws of its state of organization, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

                  (b) Authority. The execution and delivery of this Agreement, and the performance by the Seller of its obligations hereunder, have been duly authorized by all necessary action on the part of the Seller and the owners of the investment accounts as to which it is acting. This Agreement has been duly executed and delivered by the Seller and, assuming the due execution and delivery hereof by the Purchaser, this Agreement constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

                  (c) The Stock. The Seller is the record and beneficial owner of, and has good and valid title to, the number of Shares recited to be owned in the recitals hereof, free and clear of all liens, encumbrances, claims, charges, security interests, pledges, restrictions, assessments and limitations (including voting limitations) of every kind whatsoever (collectively, "Liens"). The Seller shall deliver to the Purchaser, and the Purchaser will acquire, good and valid title in the Shares, with full voting rights, free and clear of any Liens. Except for this Agreement, there are no outstanding warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other agreements or Liens to encumber, purchase


                                Page 127 of 143 Pages
or acquire any of the Shares of the Seller or securities convertible into the Shares of the Seller. Neither the Seller nor any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) holds either of record or beneficially any securities or capital stock of EC or any of EC's direct or indirect subsidiaries other than the Seller's Shares.

                  (d) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any contract, lease, agreement, mortgage or indenture (each a "Contract") to which the Seller is a party or by which it is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for those (i) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if any, (ii) required by the Nevada Gaming Commission (the "Gaming Commission"), the Nevada State Gaming Control Board (the "Control Board"), the City of Las Vegas ("Las Vegas") and the Clark County Liquor and Gaming Licensing Board (the "CCB") (the Gaming Commission, the Control Board, Las Vegas and the CCB are collectively referred to as the "Gaming Authorities"), including, without limitation, approvals under the Nevada Gaming Control Act, as amended, and the rules and regulations promulgated thereunder (the "Nevada Act") or (iii) set forth on Schedule 2.1(d) hereto. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained, the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any law, statute, ordinance, regulation, rule or order of any Federal or Nevada authority (collectively, "Laws"), (ii) result in a breach or violation of any provision of, constitute a default under, or result in the termination of, or an acceleration of indebtedness or creation of any Lien under, any material contract to which the Seller is a party or by which it is bound or (iii) conflict with or violate any provision of the organizational documents of the Seller.

                  (e) Brokers, Finders, etc. The Seller is not a party to any agreement or understanding that would make it subject to any valid claim of any broker, investment banker, finder or other intermediary in connection with the transactions contemplated by this Agreement.

           SECTION 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

                  (a) Organization and Standing. The Purchaser is duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to enter into and perform its obligations under this Agreement.






                                Page 128 of 143 Pages

                  (b) Authority. The execution and delivery of this Agreement, and the performance by the Purchaser of its obligations hereunder, have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered on behalf of the Purchaser and, assuming the due execution and delivery hereof by the Seller, this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

                  (c) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any Contract to which the Purchaser or any of its affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for (i) those required under the HSR Act, if any, (ii) approvals, as necessary, by the Gaming Authorities, including, without limitation, approvals under the Nevada Act, and (iii) approval by the EC Board of Directors (which Seller represents has been granted). Except as set forth in the preceding sentence, the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Laws, (ii) result in a breach or violation of any provision of, or constitute a default under, any contract to which the Purchaser is a party or by which it is bound or (iii) conflict with any provision of the certificate of incorporation or bylaws of the Purchaser.

                  (d) Purchase For Investment. Upon exercising the Purchase Option or in connection with the Put Option, the Purchaser represents and warrants that it intends to acquire the Shares for its own account, not as a nominee or agent, and not with a view to, or for offer or resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), without prejudice, however, to the Purchaser's right at all times to sell or otherwise dispose of all or any part of said Shares pursuant to a effective registration statement under the Securities Act and any applicable state securities laws, or under an exemption from registration available under the Securities Act and such other applicable state securities laws. The Purchaser represents and warrants that it (i) is knowledgeable, sophisticated and experienced in business and financial matters, and fully understands the limitations on transfer described above, and (ii) is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

                  (e) No Brokers. Except for Jefferies & Co., Inc., neither the Purchaser nor Acquisition Sub has employed any broker or finder, nor has it incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement or the Elsinore Merger Agreement.





                                Page 129 of 143 Pages

                               ARTICLE III
                            VOTING AGREEMENTS

            SECTION 3.1 Merger. The Seller agrees and covenants to the Purchaser that at any meeting of stockholders of EC called to vote upon the Elsinore Merger and the Elsinore Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Elsinore Merger and the Elsinore Merger Agreement is sought, the Seller shall cause its Shares to be present for quorum purposes and to vote (or caused to be voted) its Shares in favor of the terms thereof and each of the other transactions contemplated by the Elsinore Merger Agreement.

            SECTION 3.2 Competing Transaction. The Seller agrees and covenants to the Purchaser that at any meeting of stockholders of EC or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Seller shall vote (or cause to be voted) its Shares against (i) any merger agreement or merger (other than the Elsinore Merger Agreement and the Elsinore Merger), consolidation, combination, sale of substantial assets, sale or issuance of securities of EC or its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by EC or its subsidiaries and
(ii) any amendment of EC's Restated Articles of Incorporation (the "Articles of Incorporation") or Restated and Amended Bylaws or other proposal or transaction involving EC or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of EC under or with respect to, the Elsinore Merger, the Elsinore Merger Agreement or any of the other transactions contemplated by the Elsinore Merger Agreement or by this Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").


                               ARTICLE IV
                               COVENANTS


            SECTION 4.1 Exclusive Dealing. The Seller agrees that it will not, directly or indirectly, through any director, officer, agent, partner, shareholder, affiliate, representative or otherwise:

                  (a) solicit, initiate, encourage submission of offers or proposals from, or participate in any discussions, negotiations, agreements, arrangements or understandings with, any person in respect of a Competing Transaction; or

                  (b) participate in any discussions or negotiations with, or furnish or afford access to any information to, any other person regarding a Competing Transaction, or otherwise cooperate in any manner with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to engage in any Competing Transaction.

                                Page 130 of 143 Pages

           SECTION 4.2 No Sale. Without limiting the foregoing, the Seller agrees that it will not, directly or indirectly, (i) sell, transfer, assign, pledge, hypothecate or otherwise encumber or dispose of, (ii) give a proxy with respect to, or (iii) limit the right to vote in any manner, any of the Shares owned by it, except pursuant to the express terms of this Agreement.

           SECTION 4.3 Further Assurances. From time to time, whether before, at, or after the Closing, each party hereto agrees to execute and deliver, or cause to be executed and delivered, such additional instruments, certificates and other documents, and to take such other action, as the other party hereto may reasonably require in order to carry out the terms and provisions of this Agreement and the transactions contemplated hereby (including, without limitation, voting the Shares in favor of any such transaction).

           SECTION 4.4 Expenses. All reasonable actual out of pocket costs and expenses, including reasonable legal fees, incurred solely and directly in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall be paid by the Purchaser upon receipt of reasonably detailed statements or invoices therefor.

           SECTION 4.5 Publicity. The Seller and the Purchaser agree that, prior to the Closing, no public release or announcement concerning this Agreement shall be issued by any such party without the prior written consent (which consent shall not be unreasonably withheld) of the other parties hereto, except as such release or announcement may be required by Law (in which event the other parties hereto shall have reasonable opportunity to comment on the form and content of the disclosure).

           SECTION 4.6 Notice of Certain Events. The Seller and the Purchaser each agrees to notify the other party hereto promptly of (a) any event or condition that, with or without notice or lapse of time, would cause any of the representations and warranties made by such party herein to be no longer complete and accurate as of any date on or before the Closing Date, (b) any failure, with or without notice or lapse of time, on the part of such party to comply with any of the covenants or agreements on its part contained herein at any time on or before the Closing Date or (c) the occurrence of any event, with or without notice or lapse of time, that may make the satisfaction of any of the conditions set forth in Section 5.1 hereof impossible or unlikely.

           SECTION 4.7 Seller's Put. If any time prior to the Closing Date the transactions contemplated by (i) the Agreement and Plan of Merger, dated as of September 15, 1997 (the "Riviera Merger Agreement"), by and among the Purchaser, Riviera Acquisition Sub Inc., a Nevada corporation and a wholly owned subsidiary of the Purchaser ("RAS"), and Riviera Holdings Corporation, a Nevada corporation ("Riviera"), which provides for, among other things, the merger of RAS with and into Riviera (the "Riviera Merger") or (ii) the Option



                                Page 131 of 143 Pages
and Voting Agreement, dated as of September 15, 1997 (the "Riviera Option and Voting Agreement"), by and among the Purchaser, the Seller, Keyport Life Insurance Company, on behalf of a certain investment account, and SunAmerica Life Insurance Company, are consummated and a closing has occurred thereunder, then, upon written notice to the Purchaser by the Seller, the Purchaser shall purchase all of the Shares at the aggregate Purchase Price in accordance with and subject to the terms and conditions of this Agreement (the "Put Option"). Notwithstanding the foregoing, the obligations of the Purchaser to purchase the Shares pursuant to the Put Option shall be suspended for up to ten business days if the Purchaser gives notice to the Seller that it intends to consummate the Elsinore Merger within such time period.

           SECTION 4.8 Action with Respect to 13.5% Second Mortgage Notes. Seller represents that it is the owner of $29,104,000 principal amount of 13.5% Second Mortgage Notes due 2001, of EC (the "13.5% Notes") issued under the Indenture dated as of March 3, 1997, by and among EC, the Guarantors named therein and First Trust National Association (the "Indenture"). Seller hereby agrees that, if the Elsinore Merger is consummated, it hereby waives any rights it may have to require EC to repurchase all or a part of the 13.5% Notes pursuant to Article XII of the Indenture.


                               ARTICLE V
                         CONDITIONS PRECEDENT


           SECTION 5.1 Conditions Precedent to Exercise of Purchase Option and Put Option. The Purchaser shall have no obligation to exercise the Purchase Option; provided, however, that the Purchaser shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary and proper under all applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including cooperation (i) in the preparation and filing of any required filings under the HSR Act and the laws referred to in Sections 2.1(d) and 2.2(c) hereof, (ii) in determining whether action by or in respect of, or filing with, any governmental body, agency, official or authority is required, proper or advisable, or any actions, consents, waivers or approvals are required to be obtained from parties to any contracts in connection with the transactions contemplated by this Agreement, (iii) in seeking to obtain any such actions, consents and waivers and in making any such filings, and (iv) in seeking to lift any order, decree or ruling restraining, enjoining, or otherwise prohibiting the exercise of the Purchase Option or the Put Option. Upon exercise of the Purchase Option or the Put Option, the obligation of the Purchaser to purchase the Shares shall be subject to the satisfaction or (except in the case of Section 5.1(c)(i), which may not be waived) waiver by the Purchaser on the Closing Date of each of the following conditions precedent:

                 (a) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.


                                Page 132 of 143 Pages

                 (b) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement, the Elsinore Merger Agreement, the Riviera Option and Voting Agreement or the Riviera Merger Agreement shall be in effect or shall be threatened.

                 (c) Consents. All consents, approvals, authorizations and waivers from the Board of Directors and governmental and regulatory authorities required to consummate the transactions contemplated hereby (the "Approvals") shall have been obtained before the Closing Date and, in the case of clauses (ii) and (iii) below, before the execution of this Agreement and shall not have expired or been rescinded, including the following:

                       (i) All necessary gaming approvals, including, without limitation, licensing or finding of suitability of the Purchaser and approval of a change of control of EC by the Gaming Authorities;

                      (ii) Waiver by the Board of Directors of EC of any voting restrictions under the Articles of Incorporation that are applicable to a purchaser of greater than ten percent of the issued and outstanding shares of Common Stock; and

                     (iii) All approvals and waivers necessary to exempt the Purchaser for purposes of the transactions contemplated hereby from applicable merger moratorium statutes and control share acquisition statutes, including, without limitation, Nevada Revised Statutes Sections 78.411-.444 and 78.378-.3793;

                  (d) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date (and by delivery of the Shares the Seller shall be deemed to affirm the satisfaction of this condition).

                  (e) Performance of Obligations of Seller. The Seller shall have delivered the Shares to the Purchaser.

                  (f) Consummation of Riviera Transactions. Either the Riviera Merger shall have been consummated or the shares of Riviera common stock, $.001 par value, which are the subject of the Riviera Option and Voting Agreement, shall have been purchased by the Purchaser.

                  (g) No Violation of Law. The consummation of the Purchase Option or the Put Option shall not constitute a violation of any Laws.






                                Page 133 of 143 Pages

            SECTION 5.2 Conditions Precedent to the Seller's Obligation. The obligation of the Seller to sell, assign, transfer, convey and deliver the Shares owned by it or the investment accounts it manages, as applicable, upon exercise of the Purchase Option by the Purchaser or the Put Option by Seller shall be subject to the satisfaction or (except in the case of Sections 5.2(a) and 5.2(c), which may not be waived), waiver on the Closing Date of each of the following conditions precedent:

                  (a) HSR Act. The waiting period under the HSR Act, if applicable to the Purchaser, shall have expired or been terminated.

                  (b) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement shall be in effect.

                  (c) Consents. All Approvals shall have been obtained and shall not have expired or been rescinded, including those set forth in Section 5.1(c).

                  (d) No Violation of Law. The consummation of the Purchase Option or the Put Option shall not constitute a violation of any Laws.

                  (e) Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement (and by its acceptance of the Shares, the Purchaser shall be deemed to reaffirm the accuracy of such representations and warranties).

                  (f) Performance of Obligations of the Purchaser. The Purchaser shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date (and by its acceptance of the Shares, the Purchaser shall be deemed to affirm the satisfaction of this condition), including the payment of the Purchase Price and all unpaid amounts, if any payable under Section 1.2(b).

                  (g) Occurrence of Riviera Merger or Exercise of Riviera Option. The Riviera Merger (as defined in Section 4.7) or the Closing of the Riviera Option and Voting Agreement (as defined in Section 4.7) shall have occurred.











                                Page 134 of 143 Pages

                               ARTICLE VI
                        TERMINATION AND AMENDMENT

            SECTION 6.1 Termination. This Agreement shall terminate without any further action on the part of the Purchaser or the Seller if (i) the Purchase Option or the Put Option has been exercised and the Closing has occurred or (ii) the Purchase Option or the Put Option has not been exercised and either (x) the Elsinore Merger has been consummated or (y) the Elsinore Merger Agreement has been terminated pursuant to Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.1(e)(i), 6.1(e)(ii) or 6.1(f) thereof or (iii) June 1, 1998 shall have occurred.

            SECTION 6.2 Effect of Termination. In the event this Agreement shall have been terminated in accordance with Section 6.1 of this Agreement, this Agreement shall forthwith become void and have no effect, except (i) to the extent such termination results from a breach by any of the parties hereto of any of its obligations hereunder (in which case such breaching party shall be liable for all damages allowable at law and any relief available in equity), and (ii) as otherwise set forth in any written termination agreement, if any, and (iii) that Sections 1.2(b), 1.3 and 6.2 shall survive the termination of this Agreement.

            SECTION 6.3 Amendment. This Agreement and the Schedules and Exhibits hereto may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein, in any Schedule and Exhibit hereto, or in any document delivered pursuant hereto, and
(c), subject to applicable law, waive compliance with any of the agreements of any other party hereto or any conditions contained herein. Any agreement on the part of any of the parties hereto to any such extension or waiver (i) shall be valid only if set forth in an instrument in writing signed and delivered on behalf of each such party, and (ii) shall not be construed as a waiver or extension of any subsequent breach or time for performance hereunder.



                               ARTICLE VII
                              MISCELLANEOUS

            SECTION 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with





                                Page 135 of 143 Pages
receipt confirmed by automatic transmission report), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

                  (a)  if to the Purchaser, to:

                       P.O. Box 9660
                       Rancho Santa Fe, CA 92067
                       Attention:  Mr. Allen E. Paulson

                       with a copy to:

                       Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                       Los Angeles, California  90071
                       Attention:  Brian J. McCarthy, Esq.

                  (b)  if to Seller, to:

                       Swiss Bank Tower
                       10 East 50th Street
                       New York, New York  10022
                       Attention:  Mr. Bruce Waterfall

                       with a copy to:

                       O'Melveny & Myers, LLP
                       400 South Hope Street
                       Los Angeles, CA 90071-2899
                       Attention:  C. James Levin, Esq.

            SECTION 7.2 Release. Upon the purchase by the Purchaser of the Shares, the Purchaser shall hereby release on behalf of itself and EC all claims, causes of actions, rights and liabilities held by the Purchaser or EC against the Seller based on or arising from the Seller's ownership of the Shares or actions as a Stockholder of EC at all times to and including the Closing Date, and the sale of the Shares to the Purchaser, except for the representations and warranties of the Seller set forth in Sections 2.1(b) and 2.1(c) hereof which shall survive indefinitely.

            SECTION 7.3 Interpretation. When a reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to the applicable Section, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When the words "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All accounting terms not defined in this Agreement shall have the meanings determined by generally accepted accounting principles as of the date hereof. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

                                Page 136 of 143 Pages

            SECTION 7.4 Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible or practicable under the circumstances.

            SECTION 7.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed to constitute but one and the same instrument.

            SECTION 7.6 Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

            SECTION 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that otherwise might govern under any applicable principles of conflicts of law, except that gaming approval requirements shall be governed by and construed in accordance with the laws of the State of Nevada.

            SECTION 7.8 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that the Purchaser may assign the Purchase Option and the obligations under this Agreement to any other person who is designated by the Purchaser and; further provided, that the Purchaser shall remain responsible for the performance of such designee's obligations.

            SECTION 7.9 No Third-Party Beneficiaries. Nothing herein expressed or implied shall be construed to give any person other than the parties hereto (and their respective successors and assigns) any legal or equitable rights hereunder.












                                Page 137 of 143 Pages

            IN WITNESS WHEREOF, each of the parties hereto has caused its duly authorized officers to execute this Agreement as of the date first above written.

                                    R&E GAMING CORP.


                                    By:   s/ Allen E. Paulson
                                         -------------------------
                                         Name:  Allen E. Paulson
                                         Title:


                                    MORGENS, WATERFALL,
                                    VINTIADIS & COMPANY, INC.


                                    By:  s/ Bruce Waterfall
                                         ------------------------------
                                         Name:  Bruce Waterfall
                                         Title:  President


                                    on behalf of the investment accounts for the entities listed below

                                    BETJE PARTNERS

                                    THE COMMON FUND

                                    MORGENS WATERFALL INCOME PARTNERS

                                    PHOENIX PARTNERS, L.P.

                                    MWV EMPLOYEE RETIREMENT PLAN GROUP TRUST

                                    RESTART PARTNERS, L.P.

                                    RESTART PARTNERS II, L.P.

                                    RESTART PARTNERS III, L.P.

                                    RESTART PARTNERS IV, L.P.

                                    RESTART PARTNERS V, L.P.







                                Page 138 of 143 Pages

[The body of the Letter of Credit should be provided by the Issuing Bank. The drawing certificate should be substantially in the following form.]


                                 EXHIBIT A

                    CERTIFICATE FOR DRAWING WITH RESPECT TO
                     IRREVOCABLE LETTER OF CREDIT NO. ____
                         DATED ______________, 1997

            The undersigned, a duly authorized officer of Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens, Waterfall") hereby certifies to City National Bank (the "Bank"), with reference to irrevocable letter of credit No. ____ (the "Letter of Credit"; any capitalized term used herein and not defined shall have its respective meaning as set forth in the Letter of Credit) issued by the Bank in favor of Morgens, Waterfall, that all of the following has occurred:

                  (1) Either (x) the Agreement and Plan of Merger, dated as of September 15, 1997 (the "Elsinore Merger Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Elsinore Acquisition Sub, Inc., a Nevada corporation, and Elsinore Corporation, a Nevada corporation, has terminated or (y) the Elsinore Merger (as defined in the Elsinore Merger Agreement) has not occurred in accordance with the terms thereof on or before April 1, 1998 (or, if the termination date of the Elsinore Merger Agreement is extended in accordance with Section 6.1(c) thereof, June 1, 1998); and

                  (2) Morgens, Waterfall is entitled to payment in the amount of $_______ in accordance with the terms of Section 1.3(a) of the Option and Voting Agreement, dated as of September 15, 1997, by and between Gaming and Morgens, Waterfall.

            Demand is hereby made under the Letter of Credit for $_______. Please remit payment to Morgens, Waterfall, Vintiadis & Company, Inc., account number ___________ at ___________, ABA No. ____________, REF. : ___________.














                                Page 139 of 143 Pages

                                                                     Exhibit A

                     ATTACHMENT to            STANDBY L/C Application

ISSUING BANK LETTERHEAD
                                          DATE: (date of l/c)

                                          IRREVOCABLE STANDBY LETTER OF CREDIT
                                          NUMBER: (l/c number)

BENEFICIARY:                              APPLICANT:
(beneficiary name & address)              (applicant name & address)

                                          DATE AND PLACE OF EXPIRY:
                                          (day/month/year)
                                          AT OUR COUNTERS

                                          AMOUNT: (Currency amount of l/c)


GENTLEMEN:

WE HEREBY ESTABLISH OUR IRREVOCABLE STANDBY LETTER OF CREDIT IN YOUR FAVOR AVAILABLE BY PAYMENT OF YOUR DRAFTS AT SIGHT DRAWN ON CITY NATIONAL BANK, INTERNATIONAL DEPARTMENT, LOS ANGELES, CALIFORNIA AND ACCOMPANIED BY THE DOCUMENTS AS SPECIFIED BELOW:

1.  THIS ORIGINAL STANDBY LETTER OF CREDIT, AND AMENDMENT(S) IF ANY.
2.  BENEFICIARY'S SIGNED AND DATED STATEMENT WORDED AS PER ATTACHED EXHIBIT.

EACH DRAFT DRAWN HERE UNDER MUST STATE "DRAWN UNDER CREDIT NUMBER (l/c number) OF CITY NATIONAL BANK, LOS ANGELES, CALIFORNIA.

WE HEREBY ENGAGE WITH YOU THAT ALL DRAFTS DRAWN UNDER AND IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS CREDIT SHALL BE DULY HONORED IF PRESENTED FOR PAYMENT AT THE OFFICE OF CITY NATIONAL BANK, INTERNATIONAL DEPARTMENT, 505 SOUTH OLIVE STREET SUITE 300, LOS ANGELES, CALIFORNIA 90014 ON OR BEFORE THE EXPIRATION DATE OF THIS CREDIT.

EXCEPT SO FAR AS OTHERWISE EXPRESSLY STATED, THIS CREDIT IS SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS, (1925 REVISION), INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 500.

SINCERELY,

___________________________
(authorized bank signature)
                                     ********
Standby Wording Approval
Firm Name

___________________________
Authorized Signature - Date

                                Page 140 of 143 Pages

                                                                     Exhibit B


Seller


Morgens, Waterfall









Account

Citibank N.Y.
ABA #:  021000089
For:  Morgan Stanley & Co.
Account #:  38890774
Credit To:    Edwin Morgens and
                 Bruce Waterfall as
                 Agents
Sub-Account #:  038-30008

Ref:  Elsinore/Riviera Option
       Agreement Interest




















                                Page 141 of 143 Pages

                     MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.







R & E Gaming Corp.
c/o Paulson Enterprises
Del Mar Country Club
6001 Clubhouse Drive
Rancho Santa Fe, CA   92067

                       Re:   Elsinore Voting and Option Agreement
                             ------------------------------------

Gentlemen:

          This Letter Agreement is made with reference to that certain Option and Voting Agreement dated as of September __, 1997 by and between R & E Gaming Corp., a Delaware corporation (the "Purchaser") and Morgens, Waterfall Vintiadis & Company, Inc. (the "Seller") (said Agreement being the "Option Agreement"). Capitalized terms used in this Letter Agreement not otherwise defined herein have the meanings assigned thereto in the Option Agreement.

          In the fifth recital of the Option Agreement, the Seller represents that it owns 4,646,440 shares of EC Common Stock, representing approximately 94.3% of the issued and outstanding shares of Common Stock. The Seller received these shares in connection with EC's plan of reorganization. The Seller has been informed that it may have received more shares of EC Common Stock in EC's plan of reorganization than it is entitled to, and that it may need to return to EC or assign to third parties some shares of EC Common Stock. The Seller believes the maximum amount of shares that would be subject to such claims does not exceed one percent of the total number of outstanding shares of EC Common Stock.

          Pursuant to this Letter Agreement, you and we agree that, if the Seller is required to return to EC, cancel, or transfer to third parties any shares of EC Stock such that it owns less than 4,646,440 shares of EC Common Stock, the Seller shall notify the Purchaser thereof, and of the number of share of EC Common Stock held by the Seller after such event (the "Revised Number"); provided that the Revised Number shall not represent less than 93%
          --------
of the outstanding shares of EC Common Stock. Upon delivery of such notice, the Option Agreement shall be hereby and without further action of the parties hereto amended as follows:

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          If you are in agreement with the foregoing, please execute and deliver to me a counterpart of this Letter Agreement.

                                       Very truly yours,

                                       MORGANS, WATERFALL, VINTIADIS
                                       & COMPANY, INC. on behalf of
                                       certain Investment Accounts


                                       By:     s/ Bruce Waterfall
                                          -----------------------
                                       Title:  ------------------
                                               BRUCE WATERFALL
                                                 PRESIDENT


ACKNOWLEDGED AND AGREED this
15 day of September, 1997

R & E GAMING CORP.


By:  s/ Allen E. Paulson
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